As confidentially submitted to the U.S. Securities and Exchange Commission on June 10, 2021 as Amendment No. 1 to the confidential submission dated April 20, 2021.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission File No.:

INTERCURE LTD.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

(Address of principal executive offices)

Amos Cohen

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Mark S. Selinger, Esq. Gary Emmanuel, Esq. McDermott Will & Emery, LLP 340 Madison Avenue New York, NY 10173 (212) 547-5400	Ronen Kantor, Esq. Doron Tikotzky Kantor Gutman & Amit Gross B.S.R. 4 Tower, 33 Floor 7 Metsada Street, Bnei Brak 5126112 Israel Tel: +972 3 613 3371

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered or to be registered
Ordinary Shares	INCR	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [  ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [  ] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [  ] No [  ]

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated Filer [X]	Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow. Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [  ]

INTRODUCTION

We are Intercure Ltd., an Israeli public corporation whose shares are listed for trading on the Tel Aviv Stock Exchange (“TASE”) under the symbol “INCR”. We are filing this registration statement in anticipation of the listing of our ordinary shares on Nasdaq under the symbol “INCR”.

Unless indicated otherwise by the context, all references in this registration statement to “Intercure”, the “Company”, “our Company”, “we”, “us”, “our” or the “Registrant” are to Intercure Ltd. and its subsidiaries.

Our functional currency and reporting currency is the New Israeli Shekel. Unless otherwise noted, all monetary amounts are in NIS. References to “USD,” “U.S. dollars” or “$” are to currency of the United States of America, references to “CAD” or “C$” are to Canadian dollars, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” or “Intercure Shares” are to our ordinary shares, no par value.

Effective as of April 8, 2021, we effectuated a 1-for-4.44926 capital consolidation of our outstanding ordinary shares, pursuant to which the number of our outstanding ordinary shares was decreased to 27,021,100 (“Share Consolidation”). We have adjusted all outstanding options, warrants and other rights entitling their holders to purchase ordinary shares, as required by the terms of these securities. In particular, we have reduced the conversion ratio used in the Share Consolidation, and increased the exercise price in accordance with the terms of each security based on the same ratio. The reverse stock split did not otherwise affect any of the rights currently accruing to holders of our ordinary shares, or options or warrants exercisable for our ordinary shares. All share and related option and warrant information presented in this registration statement have been retroactively adjusted to reflect the reduced number of shares outstanding and the increase in share price that resulted from the Share Consolidation. As of May 31, 2021, there were 42,735,052 ordinary shares of the Company outstanding.

EMERGING GROWTH COMPANY

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable to public companies that are not emerging growth companies. For example, we have elected to rely on the following exemptions:

●	an exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

We may take advantage of the exemptions available for emerging growth companies for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of the ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all of these reduced burdens.

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PRESENTATION OF FINANCIAL INFORMATION

We have included in this registration statement our audited consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years ended December 31, 2020. Our consolidated financial statements appearing in this registration statement are prepared in New Israeli Shekels and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

Until August 2018, the Company was engaged in a single operating segment - investments in portfolio companies in the biomed sector. Since the date it acquired significant influence over Canndoc Ltd., the Company has two operating segments: (i) investments in portfolio companies in the biomed sector, and (ii) investments in companies in the medical cannabis sector.

MARKET, INDUSTRY AND OTHER DATA

This registration statement includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which Intercure operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the cannabis industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, Intercure has neither independently verified any of the data from management or third-party sources referred to in this registration statement, nor analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Risk Factors” below.

Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this registration statement.

NON-IFRS FINANCIAL MEASURES

In this registration statement, Intercure uses certain non-IFRS financial measures to measure, compare and explain the operating results and financial performance of Intercure. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Intercure defines such financial measures as follows:

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income);

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization; and

“EBITDA run rate” means EBITDA, annualized irrespective of the length of the applicable period.

“Run Rate Revenue” means revenue, annualized irrespective of the length of the applicable period.

These measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net losses from continuing operations to EBITDA and Adjusted EBITDA, please see Item 5. “Operating and Financial Review and Prospects – A. Operating Results.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this registration statement, the statements contained in this registration statement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this registration statement should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this registration statement. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	the expected benefits and effects of listing of the Intercure Shares on the Nasdaq;

●	our ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	our partner’s ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	the development and regulation of cannabis and, more specifically, the medical-use cannabis industry;

●	the outcomes of preclinical studies, clinical trials and other research regarding the safety and efficacy of cannabis and the ability of such trials to increase acceptance of cannabis in the medical community;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products;

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●	our expectations regarding future growth, including our ability to complete the expansion of our facilities in northern Israel, southern Israel, the European Union and Canada, as well as the overall expansion of the Cannolam pharmacy chain in 2021;

●	our estimates regarding the growth of the Israeli medical cannabis market (including the number of patients);

●	our ability to enter into arrangements with distributors, including any required regulatory approvals;

●	our ability to develop an active trading market for the Intercure Shares and whether the market price of the Intercure Shares is volatile;

●	our ability to execute our growth strategies;

●	our competitive position within the industry;

●	expectations for regulatory and competitive factors related to the cannabis industry generally, including the permanent export permit from the Israeli Medical Cannabis Agency (the “IMCA”) and Israeli authorities, as well as the ability to obtain import permits into Israel for future cannabis shipments;

●	the listing or continued listing of the Intercure Shares;

●	the provisions in the Intercure Articles;

●	the number of Intercure Shares outstanding and the potential forfeiture of certain Intercure Shares acquired by the Founders;

●	expectations regarding future director and executive compensation levels and plans;

●	the continuing anticipated and potential adverse impacts resulting from the COVID-19 pandemic;

●	expected industry trends;

●	general economic trends;

●	fluctuations in foreign exchange rates; and

●	fluctuations in interest rates.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this registration statement and the documents that we reference herein and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this registration statement is accurate as of the date hereof. Because the risk factors referred to in Item 3.D. “Risk Factors” of this registration statement, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this registration statement, and particularly our forward-looking statements, by these cautionary statements.

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PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management.

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B.	Advisers.

Our principal United States legal advisors are McDermott Will & Emery LLP, located at 340 Madison Avenue, New York, NY 10173-1922. Our principal Israeli legal advisers are Doron Tikotzky Kantor Gutman & Amit Gross, located at B.S.R. 4 Tower, 33 Floor 7 Metsada Street Bnei Brak 5126112, Israel.

C.	Auditors.

The financial statements as of December 31, 2020 and 2019, and for each of the three years ended December 31, 2020 included in this registration statement have been audited by Somekh Chaikin (member firm of KPMG International), an independent registered public accounting firm, as stated in their report appearing herein. Somekh Chaikin are located at 17 Ha’arba’a Street, Tel Aviv, Israel.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The following selected consolidated statements of loss and other comprehensive loss data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated statements of financial position data as of December 31, 2020 and 2019, are derived from our audited consolidated financial statements set forth elsewhere in this registration statement.

The selected consolidated financial data should be read in conjunction with the financial statements and accompanying notes thereto contained elsewhere in this registration statement and discussions in Item 5, “Operating and Financial Review and Prospects”. The selected consolidated financial data set out below may not be indicative of our future performance.

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	For the year ended December 31
	2020	2019	2018
	NIS in thousands
Consolidated Statements of Loss and Other Comprehensive Loss Data
Revenue	65,035	8,926	-
Cost of sales(1)	34,649	7,456	-
Gross profit before effect of fair value	30,386	1,470

Gross income after effect of fair value	31,975	1,479	-

Research and development expenses	1,576	1,710	-
General and administrative expenses	18,601	80,109	9,810
Selling and marketing expenses	8,440	2,693	-
Other expenses (income), net	4,563	(58,962)	324
Company’s share in the profit or loss of associate	-	340	1
Changes in the fair value of financial assets through profit or loss, net	37,195	(20,996)	577

Operating loss	38,400	3,415	10,712

Total finance expenses (income), net	(92)	3,151	2,092

Loss before tax	38,308	6,566	12,798

Taxes on income	2,268	673	-
Total comprehensive loss for the year	36,040	5,893	12,798

Attribution of net loss for the year:
To the Company’s shareholders	37,231	5,893	12,798
To non-controlling interests	(1,191)	-	-
Total	36,040	5,893	12,798

Loss per share
Basic and diluted loss	(1.42)	(0.25)	(0.71)

(1) Cost of sales includes adjustments to reflect changes in the fair value of biological assets and the realized portion of changes in the fair value of biological assets on inventory sold.

	As of December 31
	2020	2019
	NIS in thousands
Consolidated Statements of Financial Position Data
Cash and cash equivalents	37,888	27,338
Total assets	326,270	282,233
Total liabilities	34,161	26,032
Total equity	292,109	256,201

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B.	Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2020. You should read this information together with our historical financial information and other information provided in this registration statement, including Item 5. “Operating and Financial Review and Prospects” and our unaudited consolidated financial statements and notes thereto set forth elsewhere in this registration statement.

As of December 31, 2020
NIS in thousands

Cash and cash equivalents	37,888

Current liabilities	29,877
Loan from related party	241

Share capital, premium and other reserves	452,259
Capital reserve for transactions with controlling shareholder	2,388
Receipts on account of shares	11,017
Accumulated loss	(191,158)

Equity attributable to owners of the Company	274,506

Non-controlling interests	17,603

Total equity	292,109

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this registration statement, including the consolidated financial statements and the related notes included elsewhere in this registration statement, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

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Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, but are not limited to:

●	The medical-use cannabis industry in Israel and other countries is highly regulated;
●	We are dependent upon regulatory approvals and licenses for our ability to produce and distribute our pharmaceutical-grade cannabis products;
●	Research on the effects of cannabis has been limited.
●	We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.
●	Legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business.
●	Our business is subject to, or may become subject to, a variety of U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.
●	We are subject to risks inherent in an agricultural business, which include the risk of crop failure.
●	We have a limited operating history upon which investors can evaluate our future prospects.
●	We may be adversely impacted by the failure of any of our joint ventures.
●	We may be unable to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry.
●	Our pharmaceutical-grade cannabis-based products may be subject to recalls and we may be subject to product liability claims.
●	We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.
●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or we are found by regulators to be non-compliant with statutory requirements for protection and storage of personal data, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.
●	Third-party manufacturers and distributors may not successfully carry out their contractual duties or meet regulatory requirements.
●	We may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet patient demand for our products.
●	We will incur increased costs as a result of operating as a public company in the U.S.
●	We intend to follow the reduced disclosure requirements applicable to emerging growth companies.
●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices.
●	We may not be able to successfully execute strategic alliances or transactions.
●	International expansion of our business exposes us to business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.
●	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
●	A breakdown in our information technology systems could result in a significant disruption to our business.
●	Future sales or distributions of our securities could cause the market price for our ordinary shares to fall.

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●	We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of intellectual property rights of third parties.
●	A competitor may discover or misappropriate our trade secrets and other intellectual property.
●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products.
●	We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.
●	We may not own intellectual property developed under joint venture arrangements.
●	Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office and production facilities are located, may adversely affect our results of operations.
●	Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.
●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
●	We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.
●	Investors may have difficulties enforcing a U.S. judgments against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.
●	Our results of operations may be harmed by currency fluctuations and inflation.
●	Our operations may be affected by negative labor conditions in Israel.
●	Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA, the ordinary shares held by that person in excess of such limit will automatically become dormant shares.
●	We have not paid dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.
●	Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

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Risks Related to Our Pharmaceutical-Grade Cannabis Business and the Medical-Use Cannabis Industry

The medical-use cannabis industry in Israel and other countries is highly regulated and new laws or regulations or changes to existing laws or regulations or changes in their enforcement or application could materially and adversely affect our business.

The successful execution of our pharmaceutical-grade cannabis business objectives is contingent upon our compliance with all applicable laws and regulatory requirements in Israel and other jurisdictions, including our ability to obtain all required regulatory approvals for our production and distribution activities involving our pharmaceutical-grade cannabis and cannabis-based products.

The administration, application and enforcement of the regime established by the IMCA or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, on us and our business may significantly delay or impact our ability to participate in the Israeli medical-use cannabis market or medical-use cannabis markets outside of Israel, and to produce and distribute pharmaceutical-grade cannabis and cannabis-based products for medical use.

Further, the medical-use cannabis industry is a relatively new industry globally and regulation of cannabis for medical use is likely to evolve significantly. The regulatory authorities in the countries in which we operate through our joint ventures, or to which we may export our pharmaceutical-grade cannabis or cannabis-based products, and those in which we plan to operate in in the future, may change the administration, interpretation or application of applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require us to revise our business operations, including our compliance procedures or planned procedures, requiring us to incur increased costs and expend additional resources. There is no assurance that we will be able to comply or continue to comply with the laws and regulations of all of the jurisdictions in which we currently operate or plan to have operations in in the future.

We are, and will continue to be, dependent upon regulatory approvals and licenses for our ability to produce, import and distribute our pharmaceutical-grade cannabis products, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

Our ability to produce, import and distribute our pharmaceutical-grade cannabis products for medical use in Israel is dependent on licenses and certifications issued by the IMCA to us. We or our business partners hold the following licenses related to the breeding, cultivation, manufacturing, distribution and security of pharmaceutical-grade cannabis in Israel: Israel Medical Cannabis—Good Agriculture Practices, or IMC-GAP; Israel Medical Cannabis—Good Manufacturing Practices, or IMC-GMP; Israel Medical Cannabis—Good Distribution Practices, or IMC-GDP; and Israel Medical Cannabis—Good Security Practices, or IMC-GSP.

We hold licenses to breed and cultivate pharmaceutical-grade cannabis in Israel. In addition, in our primary facilities in Southern and Northern Israel, the production processes implemented are certified under the IMC-GAP and IMC-GSP standards. In addition, inspectors routinely assess our facilities for compliance with applicable regulatory requirements. For example, our facility in northern Israel is subject to at least one inspection each calendar quarter.

In January 2019, the Israeli government approved the export of pharmaceutical-grade cannabis and cannabis products. We anticipate that exports will begin once guidelines and processes are finalized by the relevant Israeli government agencies later this year, although the finalization process may take longer than anticipated. We may be required to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in Israel in order to export our products out of Israel. In addition, the import of our pharmaceutical-grade cannabis products into other jurisdictions, such as Germany, the United Kingdom and other European Union member states, is subject to the regulatory requirements of each respective jurisdiction. In addition, the export and import of pharmaceutical-grade cannabis is subject to United Nations treaties establishing country-by-country quotas and our export and import permits are subject to these quotas, which could limit the amount of pharmaceutical-grade cannabis we can export to any particular country.

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We have entered into agreements with a licensed producer with pharmaceutical production and manufacturing facilities in Denmark and a pharmaceutical distributor in Germany. As part of these agreements, we plan to establish channels for the distribution of our pharmaceutical-grade cannabis products throughout the European Union, subject to compliance with regulatory requirements for marketing products in the European Union market under the Good Manufacturing Practices of the European Union, or EU-GMP standards. Our partner in Denmark holds an official license, granted by the Danish Medicines Agency for the production of cannabis and has a fully operational cultivation facility certified under the EU-GMP standards.

During 2020, the Company completed the registration process for several products cultivated through the Company’s partnership in Denmark, which products are now registered in Germany under the Federal Institute for Drugs and Medical Devices (BfArM) and are authorized for sale in Germany. The first sales of the Company’s branded products in the German market are forecasted for the fourth quarter of 2021. The company plans to eventually obtain essential regulatory licenses in order to be able to buy, sell and distribute Medical cannabis in other EU countries.

We have agreed to establish a joint venture with our partner in Canada, held 51-49 by us, for the production and distribution of pharmaceutical-grade cannabis-based products for medical use in Canada and, after receiving EU-GMP certification, the European Union. Our Canadian partner has finished construction on an indoor cultivation facility and is awaiting the final manufacturing and production license from Health Canada to commercially grow pharmaceutical-grade cannabis.

As a result, until the regulatory requirements are met, none of our products will be distributed through any of our partnerships. In addition, the continuation or expansion of our international operations depends on our ability to renew or secure permits, licenses or other approvals. In the event that we, or our partners, are found not to be in compliance with any applicable authorities, regulations, or conditions, we and our partners’ existing licenses and any new licenses that we may obtain may be revoked or restricted. Should we fail to qualify for licenses or certifications under any of these authorities, should we fail to comply with any applicable regulatory requirements or with conditions set out under our licenses, should our licenses not be renewed when required, or be renewed on different terms, or should our licenses be revoked, we may be unable to execute our business plan. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm us.

In addition, if we fail to comply with applicable regulatory requirements, we may be subject to enforcement proceedings in any jurisdiction in which we conduct our business, which may result in damage awards, a suspension of our existing approvals, a withdrawal of our existing approvals, the denial of the renewal of our existing licenses or any future approvals, recalls of our products, product seizures, the imposition of future operating restrictions on our business or operations or the imposition of civil or criminal fines or penalties against us, our officers and directors and other parties. These enforcement actions could divert management’s attention and resources away from our business operations and delay or entirely prevent us from continuing our business as planned.

Furthermore, our strategic partnerships with leading brands (Tilray, Organigram, Aphria, Fotmer) depends on our ability to obtain the required import/export permits of cannabis and cannabis-based products into Israel and/or other countries. Any regulatory decision to postpone such permits may negatively impact our ability to operate our partnerships effectively and profitably.

Furthermore, our pharmacy operations (via Cannolam) are operating in accordance to the IMCA regulations as of the date of this registration statement, which limits a patients’ ability to fill their prescriptions to only those authorized pharmacies. Any changes to this regulation that will revoke and change the place of issuance and sales of the medical cannabis products, can impact our pharmacy operations and expansion plans for the future.

Our operations at the Northern Kibbutz Facility and the Southern Kibbutz Facility involve a partnership with two kibbutz entities that have provided their lease to the land as part of the partnership. These leases to the land are subject to regulatory approval.

In both our Northern Kibbutz Facility and Southern Kibbutz Facility, our partners are Kibbutz entities that were granted a lease for their land by the Land Administration. The leases authorize use of the land for agriculture purposes. In order to verify that the Kibbutz does not use the land for other purposes, every partnerships needs to be approved in advance and pursuant to Agricultural Settlement Law, must obtain an excessive use permit.

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We hold such excessive use permits for both facilities, with the one applicable to the Northern Kibbutz Facility valid until 2027 and the one applicable to the Southern Kibbutz Facility valid until 2025. We do not currently believe that those permits will not be renewed when they expire. However, the renewal of these permits is subject to approval, which may or may not be granted and may be subject to additional restrictions, in each case, potentially impacting our ability to operate the facilities profitably.

Research on the effects of cannabis has been limited and future clinical trials may be expensive, time consuming, uncertain, susceptible to change, delay or termination, and may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy and dosing of cannabis.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or specific cannabinoids such as cannabidiol, or CBD, and tetrahydrocannabinol, or THC, remains in relatively early stages and there have been only a few clinical trials that have been conducted on these topics. We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and we have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. The phase 3 trial results are expected in 2022. The other nine clinical trials have not started and are expected to begin during 2022 or 2023.

Clinical trials are expensive, time consuming and difficult to design and implement. We may not be able to complete all or any of the clinical trials that we have planned. Further, the results of preclinical testing and clinical trials are uncertain, and a product can fail at any stage of clinical development. Even if the results of our clinical trials are favorable, clinical trials for a number of our products may continue for several years and may take significantly longer to complete. The testing process can take many years and may include post-marketing studies and surveillance, which could result in substantial additional expense.

The results contained in the articles, reports and studies referenced in this registration statement are not necessarily predictive of future results. Future research and clinical trials may draw opposing conclusions or may reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to the use of cannabis as a treatment for a medical indication. This could result in restrictions on the distribution of our products, the loss of regulatory approval for an approved medical indication, or an adverse effect on the social acceptance of cannabis for medical use or the demand for our pharmaceutical-grade cannabis products.

The medical-use cannabis industry and market may not continue to exist or develop as we anticipate and we may ultimately be unable to succeed in this industry and market.

We are operating our current business in a relatively new industry, and our success depends on the continued growth of this market as well as our ability to attract and retain patients. Demand for pharmaceutical-grade cannabis and cannabis-based products is dependent on a number of social, political and economic factors that are beyond our control. Our projections on the number of people who have the potential to benefit from treatment with pharmaceutical-grade cannabis or cannabis-based products are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, and market research, and may prove to be incorrect. There is no assurance that an increase in existing demand will occur, that we will benefit from any such increased demand, or that our business will remain profitable even in the event of such an increase in demand.

In addition to being subject to the general business risks applicable to a business involving an agricultural product and a regulated medical product, we need to continue to build brand awareness within the medical-use cannabis industry and make significant investments in our business strategy and production capacity. These investments include introducing new pharmaceutical-grade cannabis and cannabis-based products into the markets in which we operate, adopting quality assurance protocols and procedures, building our international presence and undertaking regulatory compliance efforts. These activities may not promote our pharmaceutical-grade cannabis and cannabis-based products as effectively as intended, or at all, and we expect that our competitors will undertake similar investments to compete with us for market share.

Competitive conditions, physician preferences, patient requirements and spending patterns in the medical-use cannabis industry and market are relatively unknown and may have be uniquely impacted by circumstances unlike those in other existing industries and markets. Our target patient population may be smaller than expected, may not be otherwise amenable to treatment with our products, or may become increasingly difficult to identify and access. Further, we may not be successful in our efforts to attract and retain patients, develop new pharmaceutical-grade cannabis and cannabis-based products, produce and distribute these products to the markets in which we operate or to which we export in time to be effectively commercialized. In order to be successful in these activities, we may be required to expend significantly more resources than we currently anticipate, which could adversely affect our business, financial condition, results of operations and prospects.

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We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.

We face competition from many different sources, including companies that produce and distribute cannabis for medical use, as well as major pharmaceutical, specialty pharmaceutical and biotechnology companies. We anticipate intensifying competition in the medical-use cannabis industry as new jurisdictions allow for the production and distribution of cannabis products, new therapies are approved and advanced technologies become available.

We currently compete directly with other licensed producers of pharmaceutical-grade cannabis and cannabis-based products in Israel. In the future, we expect to compete with licensed producers who choose to distribute pharmaceutical-grade cannabis products in fully regulated jurisdictions, such as European Union member states. In Canada, we plan to compete with licensed producers who decide to market their products in the medical-use market. Many of our competitors have substantially greater financial, technical and human resources than us. Competitors may also have more experience developing, obtaining regulatory approval for, and marketing products or treatments in the markets where we operate or where we are planning to operate. These factors could give our competitors an advantage in their ability to recruit and retain qualified personnel, produce products that meet regulatory standards, and commercialize their products.

It is possible that the medical-use cannabis industry will undergo consolidation, creating larger companies with financial resources, production, manufacturing, distribution and commercialization capabilities and product offerings that are greater than ours. As a result of any of these factors, we may be unsuccessful in conducting our business as we currently envision, or at all.

The legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business.

The jurisdictions in which we plan to operate may legalize the production, manufacturing, distribution and purchase of cannabis for non-medical use. As a result, individuals who currently rely upon the medical-use cannabis market to supply pharmaceutical-grade cannabis and cannabis-based products for their medical treatment may instead seek cannabis and cannabis-based products through alternative-use cannabis markets. In addition, many regulatory regimes permit patients to produce a limited amount of cannabis for their own medical purposes or to designate a person to produce a limited amount of cannabis on their behalf for such purposes. Widespread use of these markets or methods for obtaining cannabis or cannabis-based products could reduce the current or future consumer demand for our pharmaceutical-grade cannabis and cannabis-based products.

We also compete with unlicensed and unregulated cannabis market participants, including individuals or groups that are able to produce cannabis without a license, illegal dispensaries and black market participants selling cannabis and cannabis-based products. These competitors may be able to offer products with higher concentrations of certain cannabinoids than we are authorized to produce and may sell and use delivery methods, including edibles, concentrates and extract vaporizers, that we are currently prohibited from offering in the medical-use cannabis market. The competition presented by these unregulated participants, the willingness of patients to purchase unregulated products in lieu of purchasing from licensed producers for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed production and distribution of cannabis and cannabis-based products, could adversely affect our market share, result in increased competition through the black market for cannabis or have an adverse impact on the public perception of the medical-use cannabis industry and licensed cannabis producers and distributors. As a result of the alternative avenues available for the production and sale of cannabis, we may incur reduced sales and revenue.

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We are exposed to risks related to the laws of various countries as a result of our international operations.

We currently plan to expand our operations across multiple countries. As a result, we will be exposed to political, economic, legal and other risks and uncertainties associated with operating in or exporting to various jurisdictions. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of pharmaceutical-grade cannabis and cannabis-based products, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the medical-use cannabis industry more generally.

Any changes to the laws, regulations and policies, general economic policies, or political attitude related to the advertising, production, sale and use of cannabis and cannabis-based products for medical use may adversely affect the operations or profitability of our international operations. Specifically, our operations may be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Furthermore, although we plan to facilitate the export of our pharmaceutical-grade cannabis-based products to countries in the European Union, there is no assurance that these countries will authorize the import of our pharmaceutical-grade cannabis and cannabis-based products, or that Israel or any location from which we produce our products will authorize or continue to authorize such exports. Each country in the European Union (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, we may be required to establish production facilities in those countries in the European Union in which we wish to distribute our pharmaceutical-grade cannabis and cannabis-based products in order to take advantage of any legislation that favors producers located in these countries. As a result, we may be required to utilize less efficient production methods and expend significantly more resources than we currently anticipate.

Our business is subject to, or may become subject to, a variety of U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to, or may become subject to, a variety of laws in the United States, Israel and elsewhere. In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act, or the CSA, and subject to the Controlled Substances Import and Export Act, or the CSIEA. We may engage in activities in the United States involving certain corporate and administrative matters, including accounting, legal and creative activities, as well as the offer and sale of our securities and the anticipated listing of our securities on the Nasdaq. We do not produce, manufacture or distribute any cannabis or cannabis-based products in the United States. Therefore, we do not believe that, as a result of our engaging in any of the aforementioned activities, we would be subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, the disgorgement of profits, cessation of business activities or divestiture.

We are subject to, or may become subject to, a variety of laws and regulations in the United States, Israel and elsewhere that prohibit money laundering, including the Money Laundering Control Act (United States), as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the United States, Israel or any other jurisdiction in which we have business operations or to which we export. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, such transactions may be viewed as proceeds of crime under one or more of the statutes described above or any other applicable legislation, and any persons, including such U.S.-based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

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We, or the medical-use cannabis industry more generally, may receive unfavorable publicity or become subject to negative patient, physician or investor perception.

We believe that the medical-use cannabis industry is highly dependent upon positive patient, physician or investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to patients for medical use. Perception of the medical-use cannabis industry, pharmaceutical-grade cannabis and cannabis-based products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Israel and in other countries relating to the use of cannabis or cannabis-based products for medical purposes, including unexpected safety or efficacy concerns arising with respect to pharmaceutical-grade cannabis or cannabis-based products or the activities of medical-use cannabis industry participants.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical-use cannabis market or any particular pharmaceutical-grade cannabis or cannabis-based product or will be consistent with prior publicity. Adverse future scientific research reports, findings and regulatory proceedings that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for our pharmaceutical-grade cannabis-based products or cannabis for medical use more generally. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes, or our current or future products specifically, or associating the use of cannabis with illness or other negative effects or events, could adversely affect us. This adverse publicity could arise even if the adverse effects associated with cannabis or cannabis-based products resulted from products that are not derived from pharmaceutical-grade cannabis or a patient’s failure to use such products legally, appropriately or as directed.

We are subject to risks inherent to an agricultural business, which include but are not limited to the risk of crop failure.

We currently breed, cultivate and process pharmaceutical-grade cannabis for medical use at our facilities in southern and northern Israel. Our business is subject to the risks inherent to the agricultural business, including the risks of crop failure presented by weather, insects, plant diseases and similar agricultural factors. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt our production activities or have an adverse effect on our business. If such disruption of operations at our facilities should occur, it could significantly interfere with our ability to continue our development and production activities.

Additionally, our products have a limited shelf storage life. Our bulk pharmaceutical-grade cannabis products have a shelf life of approximately six to 12 months, and our pharmaceutical-grade cannabis oil products have a shelf life of approximately two to three years. Supply chain disruptions or limited sales may lead to product spoilage or could impair our ability to meet future demand, which may cause harm to the reputation of our brand and our business.

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General Business Risks and Risks Related to Our Financial Condition and Operations

We have a limited operating history upon which investors can evaluate our future prospects.

We have a limited operating history upon which investors may evaluate the future prospects of our business plan. Our business and prospects must be considered in light of the potential risks, problems, delays, uncertainties and complications encountered in connection with the development of a relatively new business and the creation of a new industry. The risks include, but are not limited to, the possibility that we will not be able to develop functional and scalable products, or that although functional and scalable, our products will not be economical to commercialize; that our competitors hold proprietary rights that preclude us from marketing such products; that our competitors commercialize a superior or equivalent product; that we are not able to upgrade and develop new technologies or enhanced products; or the failure to receive necessary regulatory clearances for our operations and products. To successfully introduce and distribute products at a profit, we must establish brand name recognition and competitive advantages for our products. There can be no assurance that we can successfully address these challenges. If we are unsuccessful, we and our business, financial condition and operating results could be materially and adversely affected.

Our current and future expense levels are based largely on estimates of planned operations and future revenues. It is difficult to accurately forecast future revenues because the medical-use cannabis market has not been fully developed, and we can give no assurance that our products will continue to fuel revenue growth. If our forecasts prove incorrect, our business, operating results and financial condition will be materially and adversely affected. Moreover, we may be unable to adjust our spending in a timely manner to compensate for any unanticipated reduction in the revenue we expect to generate from our products. Consequently, any failure to generate revenues may immediately and adversely affect our business, financial condition and operating results.

We have had negative cash flow from operating activities for the years ended December 31, 2020 and December 31, 2019

We had negative cash flow from operating activities for the year ended December 31, 2020 and December 31, 2019. There is no assurance that any of Intercure’s operations will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, we may be required to obtain additional financing in order to meet its future cash commitments.

We may be adversely impacted by the failure of any of our joint ventures or by our failure, or the failure of our joint venture partners, to fulfill obligations to the joint venture.

We are a party to several joint ventures, and may in the future enter into new joint ventures. We currently depend on our joint ventures to produce, manufacture and distribute our products outside of Israel. Our joint ventures face all of the inherent risks associated with production, manufacturing, distribution and operations. In addition, we face the risk that either we, or our joint venture partners, will not meet our obligations under the joint venture agreements. If one of our joint venture partners fails to fulfill its obligations due to strategic business interests, financial conditions or any other reason, we may be required to spend additional resources, or we may not be able to continue such operations, in which case we may suffer losses. Such expenses or losses may be significant and may have an adverse effect on our financial position or results of operations.

Our investments in our current or future joint ventures may be adversely affected by our lack of sole decision-making authority and disputes between us and our joint venture partners.

Under the terms of our joint venture agreements, we are not in a position to exercise sole decision-making authority regarding the joint venture. Our joint venture partners may have different economic or other business interests or goals that are inconsistent with our business interests and goals, and may take actions contrary to our policies or objectives, which may result in poor or delayed business decisions. The dissolution of a joint venture could lead to uncertainties, disputes or other issues with respect to each of the joint venture partners’ rights.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry, we may be held liable for any breaches of those regulations.

Safety, health and environmental laws and regulations affect nearly all aspects of our operations, including product development, working conditions, waste disposal, emission controls, the maintenance of air and water quality standards and land reclamation, and, with respect to environmental laws and regulations, impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Continuing to meet the standards for pharmaceutical-grade cannabis and cannabis-based products requires satisfying additional standards for the conduct of our operations and subjects us or our partners to ongoing compliance inspections in respect of these standards. Compliance with safety, health and environmental laws and regulations can require significant expenditures, and any failure to comply with such safety, health and environmental laws and regulations may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, the imposition of clean-up costs resulting from contaminated properties, the imposition of damages and the loss of or refusal of governmental authorities to issue permits or licenses to us or our partners or to certify us or our partners compliance with applicable standards, including the IMC-GAP, IMC-GMP, IMC-GDP or IMC-GSP standards in Israel. Exposure to these liabilities may arise in connection with our existing operations, our historical operations and operations that may in the future be closed or sold to third parties. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurance that we will at all times be in compliance with all safety, health and environmental laws and regulations notwithstanding our attempts to comply with such laws and regulations.

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Changes in any applicable safety, health and environmental laws or regulations may impose stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We are not able to determine the specific impact that any future changes in safety, health or environmental laws or regulations may have on our industry, operations and activities and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental laws and regulations. Further changes in safety, health and environmental laws and regulations, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits in relation thereto, may require increased compliance expenditures by us.

We may not be able to transport our pharmaceutical-grade cannabis-based products using methods that are safe, efficient and that comply with applicable regulations.

We depend on fast and efficient third-party transportation services to distribute our pharmaceutical-grade cannabis and cannabis-based products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our patients’ satisfaction with our products. Rising costs associated with third-party transportation services used by us to transport our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

Further, the transportation of our products is subject to strict security standards. As a result, we anticipate that as we expand our global distribution, we may be subject to the increase in costs associated with meeting these standards. A breach of security during transport or delivery could result in the loss of high-value products and forfeiture of import and export approvals, since such approvals are specific to each shipment. Any failure to take the steps necessary to ensure the safekeeping of our pharmaceutical-grade cannabis-based products could also have an impact on our ability to continue operating under our existing licenses, to renew or receive amendments to our existing licenses or to receive new licenses.

Our pharmaceutical-grade cannabis-based products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Although we have detailed procedures in place for testing our finished pharmaceutical-grade cannabis-based products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. If any of the cannabis-based products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or our brand.

Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the medical-use cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and quality of pharmaceutical-grade cannabis and cannabis-based products generally, including products sold by us.

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We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss or injury. This risk is exacerbated by the fact that cannabis use may increase the risk of serious adverse side effects.

We face the risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, symptoms for individuals with bipolar disorder, and other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis-based products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis-based products, like the manufacture and sale of any product, involves a risk of injury to patients due to tampering by unauthorized third parties or product contamination.

We may in the future have to recall certain of our pharmaceutical-grade cannabis or cannabis-based products as a result of potential contamination or quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our patients and consumers generally. There can be no assurance that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. Our inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured and could also adversely affect our commercial arrangements with third parties.

Significant interruptions in our access to certain key inputs such as raw materials, electricity, water and other utilities may impair our cultivation of pharmaceutical-grade cannabis.

Our business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production. In addition, our operations would be significantly affected by any such prolonged interruption.

Our ability to compete and produce pharmaceutical-grade cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labor, equipment, parts and components.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success.

Our success is largely dependent on the performance of our management team and certain key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any of our key personnel, including Alexander Rabinovich, our Chief Executive Officer and director, and Ehud Barak, our Chairman, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not currently maintain key-person insurance on the lives of any of our key personnel.

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We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors, consultants and others.

We are exposed to the risk that our employees, independent contractors, consultants, and business partners may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on our behalf or in our service that violate: (i) government regulations, including, in Israel, the IMCA regulations; (ii) manufacturing standards; (iii) healthcare laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; (v) U.S. federal laws banning the possession, sale or importation of cannabis into the United States and prohibiting the financing of activities outside the United States that are unlawful under Israeli or other foreign laws or (vi) the terms of our agreements with insurers. In particular, we could be exposed to class action and other litigation, increased regulatory inspections and related sanctions, the loss of current compliance certifications for our products, including, in Israel, IMC-GAP, IMC-GMP, IMC-GDP or IMC-GSP certifications, or the inability to obtain future certifications, lost sales and revenue or reputational damage as a result of prohibited activities that are being undertaken in the production or manufacturing processes of our products without our knowledge or permission and contrary to our internal policies, procedures and operating requirements.

We cannot always identify or prevent misconduct by our employees or other third parties, including service providers and business partners, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of our operations.

We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.

Because of the nature of, the limited legal channels of distribution for, and the volume of inventory of our products in our facilities, we are subject to the risk of theft of our product as well as other security breaches.

In this regard, in December 2020, there was an attempt in our Southern Kibbutz facility. The security systems at the facility worked well and prevented the incident, in addition, nearby forces of the army and the Israeli police arrived at the scene immediately after the incident began. No damage was caused to the facility and nothing was stolen from it.

A security breach at one of our facilities could result in a significant loss of available product, expose us to additional liability under applicable regulations and to potentially costly litigation or increase our expenses relating to the resolution and future prevention of similar thefts, any of which could have an adverse effect on our business, financial condition and results of operations.

We engage with third parties that provide us services as part of the production process, some of whom are our competitors, and as a result of our commercial relationship with them, we may disclose information that may be contrary to Antitrust Laws.

We rely on third parties to provide us with certain necessary services for the production of our branded products. Some of those parties are also our competitors with respect to several aspects of our business. We are sensitive to this issue and have internal policies and procedures that are designed to prevent the sharing of competitive information and our agreements with our competitors make this clear. However, despite our best efforts to safeguard this information, should we inadvertently disclose competitive information, we may be found to be in violation of the Israeli antitrust law, and could be subject to sanctions and civil or criminal penalties, which will have a negative financial impact on us and harm our reputation.

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If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or if we are found by regulators to be non-compliant with statutory requirements for the protection and storage of personal data, we could suffer a loss of revenue, increased costs, exposure to significant liability, reputational harm and other serious negative consequences.

We routinely process, store and transmit large amounts of data in our operations, including protected personal information as well as proprietary or confidential information relating to our business and third parties. We have programs in place to detect, contain and respond to data security incidents and provide employee awareness training around phishing, malware and other cyber risks to protect, to the greatest extent possible, against cyber risks and security breaches. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. Experienced computer programmers and hackers may be able to penetrate our layered security controls and misappropriate or compromise our protected personal information or proprietary or confidential information or that of third parties, create system disruptions or cause system shutdowns. They also may be able to develop and deploy viruses, worms and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and our customer’s data.

There are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of such protected information. In particular, the privacy rules in Israel, and similar laws in other applicable jurisdictions, protect medical records and other personal health information by limiting the use and disclosure of such health information to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our patients and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a procedural or process failure, a technology malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion or negligence or through deliberate cyber-attack. The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of services and the loss of existing or potential customers. In addition, breaches of our security measures and the unauthorized dissemination of sensitive personal information, proprietary information or confidential information about us or our customers or other third-parties, could expose our customers’ private information and our customers to the risk of financial or medical identity theft, or expose us or other third-parties to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage to our brand and reputation, or otherwise harm our business.

We are further required to comply with requirements with respect to the storage, protection and access to personal data on our systems, as well as with respect to the registration of our databases containing personal information. Non-compliance with such requirements could result in sanctions, litigation and potential liability for us, damage to our brand and reputation, or otherwise harm our business.

We plan to rely on third parties to conduct certain elements of our production and distribution and to perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be successful in commercializing our products.

We plan to rely upon third-party vendors for our ongoing services including the manufacturing of our products. We also plan to rely on third-party distributors, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute our products. These vendors will not be our employees and we will control only certain aspects of their activities. However, we may be responsible for ensuring that their services are performed in accordance with the applicable protocol, or in accordance with legal, regulatory and scientific standards, including, for manufacturers, the relevant GMP standards. Our reliance on these vendors may not relieve us of our responsibilities under applicable regulations, and if our vendors fail to meet these standards, we may suffer adverse consequences, including liability resulting from litigation, damage to our brand and reputation, or other harms to our business.

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Further, our vendors may fail to devote sufficient resources to the provision of services to us, including the manufacturing and distribution of our products, and the performance of such services may be delayed or interrupted. Failure to meet projected deadlines may delay or diminish the sale of our products. Damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brand or otherwise harm our business.

If any of our relationships with these third-party vendors terminate, we may not be able to enter into arrangements with alternative vendors or do so on commercially reasonable terms. Replacing or adding additional vendors involves additional cost and requires management time and focus. In addition, during the transition period when a new vendor commences work, delays may occur. Such delays can materially impact our ability to meet our desired development timelines. Though we carefully manage our relationships with our vendors, we may encounter similar challenges or delays in the future, which could have a material adverse impact on our business, financial condition and prospects. If these third-party service providers do not successfully perform their contractual duties, or if their performance is substandard, we may not be successful in commercializing our products and our revenue from product sales could be negatively impacted.

We may be unable to sustain our revenue growth and development.

Our revenue has grown in recent years. Our ability to sustain this growth will depend on a number of factors, many of which are beyond our control, including, but not limited to, the availability of sufficient capital on suitable terms, changes in laws and regulations respecting the production and distribution of our pharmaceutical-grade cannabis-based products, competition, the size of alternative markets, including the black market and the legal adult-use markets, and our ability to produce sufficient volumes of our pharmaceutical-grade cannabis-based products to meet patient demand. In addition, we are subject to a variety of business risks generally associated with developing companies. Future development and expansion could place significant strain on our management personnel and will likely require us to recruit additional management personnel, and there is no assurance that we will be able to do so.

We may be unable to expand our operations quickly enough to meet demand or manage our operations beyond their current scale.

There can be no assurance that we will be able to manage effectively our expanding operations, which may include increasing our production capabilities, adding manufacturing capabilities, adding distribution channels and entering into joint ventures or partnerships. We may be unable to sustain or accelerate our growth or such growth, if achieved, may not result in profitable operations. We may be unable to attract and retain the management personnel necessary for continued growth or we may not be successful in our strategic investments in joint ventures or acquisitions.

We may not be able to secure adequate or reliable sources of the funding required to operate our business or increase our production to meet patient demand for our products.

The continued development of our business will require additional financing, and there is no assurance that we will obtain the financing necessary to be able to achieve our business objectives. Our ability to obtain additional financing will depend on investor demand, our performance and reputation, market conditions and other factors. Our inability to raise such capital could result in the delay or indefinite postponement of our current business objectives or in our inability to continue to carry on our business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

In addition, from time to time, we may enter into transactions to acquire assets or the capital stock or other equity interests of other entities. Our continued growth may be financed, wholly or partially, with debt, which may increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions that, if breached, may entitle lenders or their agents to accelerate repayment of loans, and there is no assurance that we would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to any such debt financing.

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We will incur increased costs as a result of operating as a public company listed on both a Canadian and U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives.

As a public company listed on a U.S. and Canadian national securities exchange, particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting, or ICFR, and disclosure controls and procedures, or DCP, necessary to ensure the timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our ICFR, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being listed on a U.S. national securities exchange and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

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We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different from the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. However, given that we currently report and expect to continue to report under IFRS as issued by the IASB, the extended transition period available to emerging growth companies that report under GAAP is inapplicable to us.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting companies.

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In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, independence requirements for our board of directors, director nomination procedures, and compensation committee matters. In addition, we will follow our home country law instead of the listing rules of the Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection to investors than what would otherwise be accorded to investors under the listing rules of the Nasdaq applicable to domestic U.S. issuers.

We would lose our foreign private issuer status if (i) a majority of our shares come to be owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet the additional requirements necessary to avoid the loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than what we would otherwise incur as a foreign private issuer.

We may not be able to successfully identify and execute strategic alliances or other relationships with third parties or to successfully manage the impacts of acquisitions, dispositions or relationships on our operations.

We currently have, and may expand the scope of, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete further such strategic alliances is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that these future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all.

Although we do not currently plan to engage in other material strategic transactions, such as acquisitions, we may from time to time consider such transactions. Material strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) incurring additional indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations and (vi) the loss or reduction of control over certain of our assets. A strategic transaction may result in a significant change in the nature of our business, operations and strategy, and we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

International expansion of our business exposes us to the business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.

Other than our headquarters, production facilities and other operations located in Israel, we currently have limited international operations, but our business strategy incorporates potentially significant international expansion. We plan to enter into both strategic relationships, such as joint ventures for the production and distribution of our products and third-party distribution arrangements, and to conduct general business activities outside of Israel. Conducting business internationally involves a number of risks, including, but not limited to:

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●	failure by us to obtain the regulatory approvals for the use of our products in various countries;

●	multiple, conflicting and changing laws and regulations affecting the medical-use cannabis industry, such as governmental approvals, permits, and licenses, export and import restrictions, tax laws, privacy regulations, employment laws and other regulatory requirements;

●	limits in our ability to penetrate international markets;

●	difficulties in staffing and managing international operations;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property and risks associated with potential infringement of relevant third-party patent or other intellectual property rights;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, but not limited to, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the books and records provisions or anti-bribery provisions or the U.S. Foreign Corrupt Practices Act, or within the purview of other similar laws.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. We currently have international operations and plan to expand such operations in the future. These operations, and any expansion thereto, will require us to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to fail to comply.

A breakdown in our information technology systems could result in a significant disruption to our business.

Our operations are highly dependent on our information technology systems. If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting all our areas of activity, including our research, accounting and billing processes and potentially our production processes. We may also suffer from a partial loss of information or data due to such disruption.

We face operational risk.

Operational risk is the risk that a direct or indirect loss may result from an inadequate or failed technology, from a human process or from external events. The impact of this loss may be financial loss, loss of reputation or legal and regulatory proceedings. Management endeavors to minimize losses in this area by ensuring that effective infrastructure and controls exist. These controls are constantly reviewed and if deemed necessary improvements are implemented.

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Our performance will be subject to fluctuations in foreign exchange rates.

As foreign exchange rates fluctuate, our financial results may be impacted as a material amount of our revenue is generated in NIS. Therefore, if the value of the NIS decreases, our results as measured in US Dollars or Canadian Dollars will also decrease.

We are subject to privacy and information security risks.

There are a number of laws protecting the confidentiality of certain patient health information and other personal information, including patient records, and restricting the use and disclosure of that protected information. In particular, the Israeli privacy protection law and, once applicable, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada), or PIPEDA, or the European Unions’ General Data Protection Regulation, or GDPR, and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our Israeli patient and are responsible for protecting that information from privacy breaches. As of the date of this registration statement, we have two (2) registered databases pursuant to Israeli privacy protection laws, one for Canndoc’s patient and one for Cannolam patients. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion, negligence or through a deliberate cyber-attack. If we are found to be in violation of the privacy or security rules under the Israeli privacy protection law or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could have a negative financial impact and harm our reputation.

The market price for our shares may be volatile and could decline in value.

The market price of our shares could be subject to significant fluctuations after Closing. Some of the factors that may cause the market price of our shares to fluctuate include:

●	volatility in the market price and trading volume of comparable companies;

●	actual or anticipated changes or fluctuations in operating results or in the expectations of market analysts;

●	adverse market reactions to any indebtedness we may incur or securities we may issue in the future;

●	short sales, hedging and other derivative transactions in our shares;

●	litigation or regulatory action against us;

●	investors’ general perception of us and the public’s reaction to our press releases, and other public announcements and our filings with Canadian securities regulators, including the filing of our financial statements;

●	publication of research reports or news stories about us, our competitors or our industry;

●	positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in general political, economic, industry and market conditions and trends;

●	sales of our shares by existing shareholders;

●	recruitment or departure of key personnel;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

●	the other risk factors described in this section of this registration statement.

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Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses to us. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria, may result in limited or no investment in our shares by those institutions, which could materially adversely affect the trading price of our shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our shares may be materially adversely effected.

In addition, broad market and industry factors may harm the market price of our shares. Hence, the price of our shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we become was involved in any similar litigation, we could incur substantial costs, its management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our shares trading price and volume could decline.

The trading market for our shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts commence covering our company, the trading price for our shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover our company downgrade our shares or publish inaccurate or unfavorable research about our business, our shares trading price may decline. If one or more of these analysts cease coverage of our company or fails to publish reports on our company regularly, demand for our shares could decrease, which could cause our share trading price and volume to decline.

Our equity compensation plan may adversely impact our financial results.

The Equity Incentive Plan permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We may be subject to legal proceedings from time to time.

Legal proceedings may arise from time to time in the course of our business. All industries are subject to legal claims, with and without merit. Such legal claims may be brought against us or one or more of our subsidiaries in the future from time to time. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, such processes could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our financial position and results of operations.

Certain events or developments in the Regulated Cannabis industry more generally and social media may impact our reputation.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation.

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The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easy for individuals and groups to communicate and share opinions and views in regards to issuers and their activities, whether true or not and the cannabis industry in general, whether true or not. Negative posts or comments about us on any social network could damage our reputation. In addition, employees or others might disclose non-public sensitive information related to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.

We does not ultimately have direct control over how we specifically, or the cannabis industry generally, is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize on our growth prospects.

Risks Related to Intellectual Property

We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of the intellectual property rights of third parties.

We rely upon a combination of trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. We are also in the process of applying for protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered. Our success depends in large part on our ability to obtain and maintain intellectual property protection with respect to our proprietary technologies and products.

We may in the future seek to protect our proprietary position by filing patent applications in Israel and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development activities before it is too late to obtain patent protection for them.

In addition to the protection afforded by any patents that may be granted in the future, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product development and production processes that involve proprietary know-how, information or technology that is not covered by patents. We cannot assure investors that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

If we cannot obtain and maintain effective protections for our intellectual property rights, we may not be able to compete effectively, and our business and results of operations could be harmed. Misappropriation or unauthorized disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property rights are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret or intellectual property right. Any of the foregoing could significantly harm our business, results of operations and prospects.

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Our reliance on third parties requires us to share our trade secrets and other intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets or other intellectual property will be misappropriated or disclosed.

We seek to protect our proprietary technologies and processes, in part, by entering into confidentiality agreements with our employees, consultants, contractors and partners. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Despite our efforts to protect our trade secrets, our competitors or other third parties may discover our trade secrets, either through breach of confidentiality agreements, independent development or the publication of information including our trade secrets by third parties. A competitor’s or other third party’s discovery of our trade secrets would impair our competitive position and could have an adverse impact on our business, financial condition, results of operations and prospects.

Further, although we expect all of our employees, consultants and other third parties who may be involved in the development of intellectual property for us to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology enter into confidentiality agreements with us, we cannot provide any assurance that we have entered into such agreements with all applicable third parties or that all such agreements have been duly executed. Even if we have entered into such agreements, we cannot assure investors that our counterparties will comply with the terms of such agreements or that the assignment of intellectual property rights under such agreements is self-executing. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel. This could inflict significant harm to our business, results of operations and financial prospects.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to assess conclusively our freedom to operate without infringing or otherwise violating on third party rights. Third party intellectual property rights may cover our products or elements thereof, our production, processes, or our trademark and brand. In such cases, we may not be in a position to develop or commercialize our products unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending applications for rights that, if approved, could be alleged to be infringed by our products, processes or trademarks, and, as a result, third party intellectual property right holders may bring infringement claims against us. We cannot guarantee that we will be able to successfully defend, settle or otherwise resolve such infringement claims. If we are unable to settle future claims successfully on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and marketing of our products.

If such an infringement claim is brought and is successful, we may be required to pay substantial damages, including treble damages and attorneys’ fees if we are found to have willfully infringed, we may be forced to cease the development and commercialization of and otherwise abandon our products, redesign our products so that we no longer infringe the third party intellectual property rights (which may not be commercially feasible), or we may need to seek a license from any holders of such intellectual property rights. No assurances can be given that a license will be available on commercially reasonable terms, if at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and otherwise significantly harm our business, results of operations and prospects.

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We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.

We are currently providing our products for use in one active clinical study, and in the future we plan to participate in preclinical studies and clinical trials. However, we are not the sponsor of these two active studies and our role in these studies is limited to providing the pharmaceutical-grade product and supplying information derived from our database. Any intellectual property generated during these studies will not belong to us and, other than receiving access to the results of such studies, we do not have any proprietary rights in such studies.

We may not be a sponsor of future studies or trials, and, as such, may not have full control over the design, conduct and terms of such studies or trials. Further, we may only act as the provider of pharmaceutical-grade cannabis for studies and trials that are designed and initiated by independent investigators within hospitals or other healthcare institutions. In such cases, we may not be able to acquire rights to all or any of the intellectual property generated by the studies or trials. For example, ownership of intellectual property that does not relate directly to the pharmaceutical-grade cannabis provided by us is often retained by the institution. As such, we are vulnerable to any dispute among the investigator, the institution and us with respect to classification and therefore ownership of any particular piece of intellectual property generated during the study or trial. Such a dispute may affect our ability to make full use of intellectual property generated by a preclinical study or clinical trial.

Where intellectual property generated by a study or trial is owned by the institution, we may be granted a right of first negotiation to obtain an exclusive license to such intellectual property. If we exercise such a right, there is a risk that the parties will fail to come to an agreement on the license, in which case such intellectual property may be licensed to other parties or commercialized by the institution.

We may not own intellectual property developed under joint venture arrangements.

Intellectual property generated, or that will be generated, under research and development activities conducted under certain of our joint venture arrangements may be owned by the joint venture entity and not by us. We may not able to acquire exclusive rights to all such intellectual property, and we may be subject to disputes with our joint venture partners with respect to the ownership, use and exploitation of such intellectual property rights. Such disputes may lead to a breakdown of our relationship with our joint venture partner and termination of the joint venture.

Risks Related to Our Incorporation and Operations in Israel

Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office and production facilities are located, may adversely affect our results of operations.

Our head executive office, our production facilities, and our research and development facilities, are located in Israel. All of our executive officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

The legislative power of the State of Israel resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. From April 2019 until March 2021, Israel held four general elections as efforts to compose and approve a new government failed to find lasting success. As a result, the Israeli government has been unable to pass a budget for the current fiscal year and many legislative matters have been delayed. For example, on December 8, 2020, Israel’s Minister of Health signed a new regulation that removed CBD from the Israeli DDO. The regulation must go before the Knesset’s Committee on Health, Welfare and Labour for a vote and ratification. As the Knesset was dissolved on December 23, 2020, the regulation has not gone before the committee and may not go before the committee until a coalition government is approved.

The further delay of implementing these regulations and other legislation or regulations may have an adverse effect on our business, financial condition, results of operations and prospects. Further, the continued uncertainty surrounding the Knesset’s ability to form a coalition government and future elections and/or the results of such elections in Israel may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our facilities in Israel, including our production facilities, are within the range of the missiles and rockets that have been fired at Israeli cities and towns, including from Gaza sporadically since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. Such violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Civil unrest and political turbulence has occurred in some countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. This instability and any outside intervention may lead to a deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential to cause additional conflicts in the region. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations, and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens, including some of our executive officers, are obligated to perform up to 36 days, and in some cases longer periods, of military reserve duty annually until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situation, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of our employees, which could materially adversely affect our business. Additionally, the absence of a significant number of the employees of our Israeli suppliers and third-party subcontractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations which may subsequently disrupt our operations.

The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our amended and restated articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us with regard to such vote or appointment.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

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Additionally, if any of our shareholders acquires, holds, or has control of or direction over 5% or more of our outstanding shares or a person obtains control of a 5% or more holder of our ordinary shares, without procuring the prior approval from the IMCA or other relevant regulatory authority, the licenses issued to us by the IMCA to conduct our cannabis-related activities in Israel may be suspended or revoked. Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA or other relevant regulatory authority, the ordinary shares held by that person in excess of such limit will automatically become dormant shares and will carry no rights, including rights to vote, to receive dividends and to participate in the liquidation and distribution of our assets upon dissolution. In addition, the IMCA or other relevant regulatory authority must approve the identity of our directors and chief executive officer prior to their taking office, and any extensions to their respective terms of appointment. See Item 10 “Share Capital—Ordinary Shares— Ownership Restrictions.”

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

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Investors may have difficulties enforcing a U.S. judgment, including judgments based upon the civil liability provisions of the U.S. federal securities laws, against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.

None of our directors or officers are residents of the United States. Most of our directors’ and officers’ assets and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our officers and directors reasoning that Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors. See “Enforceability of Civil Liabilities.”

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Euros and Canadian dollars. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

Our operations may be affected by negative labor conditions in Israel.

The threat of strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten strikes or work stoppages and such strikes or work stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver our products and to receive raw materials from our suppliers in a timely manner.

Risks Related to this Offering and Ownership of Our Ordinary Shares

If any person acquires, holds, or has control of or direction over 5% or more of our outstanding shares or any person obtains control of a holder of 5% or more of our shares, without procuring the prior approval from the IMCA, the licenses issued to us by the IMCA to conduct our cannabis-related activities in Israel may be suspended or revoked. Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA, the ordinary shares held by that person in excess of such limit will automatically become dormant shares.

The directives and guidelines issued by the IMCA and the terms of the licenses issued to us by the IMCA to conduct our cannabis-related activities, or IMCA Licenses, impose certain requirements that prohibit any person from directly or indirectly acquiring, holding or maintaining control of or direction over 5% or more of our issued share capital and voting power without first obtaining the prior approval of the IMCA, or the Approval Requirement. See Item 10 “Share Capital—Ordinary Shares— Ownership Restrictions.” The terms of our IMCA Licenses provide that the IMCA Licenses may be suspended or revoked in the event of a breach of the Approval Requirement.

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We have implemented measures in our amended and restated articles of association in order to mitigate the risk of a contravention of the Approval Requirement and a resulting risk of expiry of our IMCA Licenses. Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without having complied with the Approval Requirement, the ordinary shares held by that person in excess of such limit will automatically become dormant shares and will carry no rights, including rights to vote, to receive dividends and to participate in the liquidation and distribution of our assets upon dissolution. Notwithstanding the foregoing, a shareholder will be entitled to sell any such dormant shares and retain the proceeds associated with such sale. These measures are designed to ensure that the number of ordinary shares acquired or held by any person, or over which a person has the authority to exercise direction or control, is at all times within the Applicable Limit (as defined in Item 10 “Share Capital—Ordinary Shares— Ownership Restrictions.”) unless the Approval Requirement is complied with.

There can be no assurance that the IMCA will consider these provisions of our amended and restated articles of association as sufficient to prevent the lapse of our IMCA Licenses in the event that a person exceeds the Applicable Limit in breach of the Approval Requirement. The directives and guidelines issued by the IMCA imposing limitations on the holdings of shares in license holders and certain other aspects of the Israeli cannabis laws have recently undergone changes and the restrictions applicable to license holders remain subject to interpretation. At this time, only limited guidance is available regarding the application thereof and, in particular, with respect to a publicly traded company. In the event a person exceeds the Applicable Limit or a person obtains control of a 5% or more holder of our ordinary shares, including whether passively, incrementally, or by any other means, without having complied with the Approval Requirement, the IMCA may take the position that our IMCA Licenses have automatically lapsed as a result. The suspension or revocation of the IMCA Licenses could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Further, there can be no assurance that the necessary approvals from the IMCA or other relevant regulatory authority for any of the above matters will be obtained in a timely manner, or at all. These provisions could delay, prevent or impede the acquisition of our shares, even if such an acquisition would be beneficial to us or to our shareholders.

The Company’s management has a substantial ownership interest; public stockholders may have no effective voice in the Company’s management.

The Company’s Chief Executive Officer, Alexander Rabinovich, holds directly, or through indirect beneficial ownership, in excess of forty percent (40%) of the Company’s voting power and, with other executive officers, directors and their affiliates, Company insiders hold directly, or through indirect beneficial ownership, in the aggregate, approximately forty-two percent (42%) of the Company’s outstanding ordinary shares. As a result, these persons will have substantial control over the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Our management and a limited number of major shareholder have a substantial ownership interest, and the availability of the Company’s ordinary shares to the investing public may be limited.

Due to the high concentration of ownership of the Company’s ordinary shares among the Company’s executive officers, directors and a limited number of major shareholders, the availability of Intercure’s ordinary shares to the investing public could be limited, which could negatively impact the trading price of Intercure’s and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our ordinary shares.

An active trading market for our ordinary shares may not develop.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters. Although we have applied to have our ordinary shares listed on the Nasdaq Capital Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares issuable upon the exercise of outstanding warrants and options. Issuances of additional shares would reduce your influence over matters on which our shareholders vote.

We have not paid dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in our ordinary shares will not be able to benefit from owning these ordinary shares unless their market price becomes greater than the price paid by such investors and they are able to sell such ordinary shares. We cannot assure you that you will ever be able to resell our ordinary shares at a price in excess of the price paid.

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Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2018. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2019 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year, a U.S. Holder (as defined below in “Material Tax Considerations—Certain United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. A U.S. Holder may be able to alleviate some of these adverse tax consequences by timely making a “qualified electing fund”, or QEF, election or a “mark-to-market” election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “Material Tax Considerations—Taxation of U.S. Holders—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

Intercure is an Israeli public corporation whose shares are listed for trading on the TSX under the symbol “INCR:U” and on TASE under the symbol “INCR”. Intercure has two direct subsidiaries, Canndoc and Cannolam. Intercure currently owns all of the issued and outstanding shares of Canndoc and 50.1% of the issued and outstanding shares of Cannolam. Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries.

We (more specifically through Canndoc and its founder, Mr. Avner Barak, who is Canndoc’s President) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 13 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, the European Union and Canada.

Notwithstanding our plans for growth, we will operate only in countries where cannabis may be legally used for medical purposes and permitted under all applicable laws. Despite being authorized for medical and adult use by many U.S. states, we do not, nor do we plan to, produce, process or distribute cannabis in the United States while it remains a controlled substance with no currently accepted medical use under U.S. federal law.

We were an early leader in the global medical-use cannabis market and we were one of the first licensed producers of cannabis for medical use in Israel, where medical use of cannabis has been permitted and regulated since 2008. Our pharmaceutical-grade cannabis products are manufactured using processes that are certified and in compliance with the IMCA, standards, including IMC-GMP standards, which are substantially similar to the Good Manufacturing Practice of the European Union (“EU-GMP”) standards. GMP certification is an internationally recognized standard that is the primary quality standard that pharmaceutical companies must meet in their production processes. Leveraging our more than 13 years of experience, we have developed production methods for consistent batches with well-defined cannabinoid profiles by following strict protocols, utilizing proprietary cannabis genetics and leveraging our scalable climatized greenhouse technology. All of our products are analyzed by IMCA-certified laboratories using established testing procedures that ensure standardized cannabinoid compound ratios and potency, or cannabinoid profiles.

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We believe that our future growth is dependent upon our ability to further develop and commercialize our extensive know-how regarding the production of high-quality pharmaceutical-grade cannabis and on our success in implementing our plans to increase our production capabilities and to expand our global distribution network, enabling us to distribute our products in Israel, the European Union and Canada.

Our production facility located in the Southern Kibbutz, with a gross area of 1.7 million square feet, of which 300,000 square feet are operational, can produce up to 10,000 kilograms of pharmaceutical-grade cannabis per year. Assuming that the Southern Kibbutz is fully operational at its maximum capacity and all regulatory approvals are received, full operation of its facility will allow us to produce 88 tons of pharmaceutical-grade cannabis per year. We plan to bring our facilities located in the Southern Kibbutz to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. We do not have any specific plans regarding the expansion of our capacity at facilities located in the Southern Kibbutz at this time.

In addition, we also operate the Northern Kibbutz, a production facility with a gross area of 55,000 square feet, which can produce up to 3,000 kilograms of pharmaceutical-grade cannabis per year.

In Israel, we distribute our products through licensed retail pharmacy locations, where patients may fill their prescriptions on site or have our products delivered directly to their residence. To diversify and expand our global production and distribution capabilities to meet current and future demand in our target markets, we have entered into agreements to establish joint ventures, supply and distribution arrangements in the European Union and Canada with local producers and distributors that have significant distribution networks. Although to date none of our products have been distributed through any of our distribution partnerships, we anticipate that we will be able to commence distributions after meeting local regulatory requirements. We have partnered with a Danish licensed producer that owns and operates a pharmaceutical production and manufacturing facility. We have also engaged a separate German pharmaceutical distributor. We have also entered into a joint venture agreement with a licensed EU-GMP pharmaceutical manufacturer and distributor that has a license to import cannabis into the United Kingdom for medicinal purposes. In Canada, our partner has finished construction on an indoor cultivation facility and is awaiting the final manufacturing and production license from Health Canada to commercially grow pharmaceutical-grade cannabis.

We plan to have our products distributed globally under the “CANNDOC” brand, produced by us or through our partnerships, and manufactured under GMP standards. As of the date of this registration statement, our products have not yet been distributed through our partnerships. Our ability to do so is impacted by various regulatory matters, as regulatory permits and licenses are currently required for the import, export and distribution of cannabis products in the jurisdictions where we operate. As such, the regulatory regime present in these jurisdictions has a direct impact on our business and our ability to grow it.

Through Cannolam, we operate the private chain Givol™ which is the first and leading chain of pharmacies focused on medical cannabis in Israel. The chain currently includes ten pharmacies across Israel. In addition, the chain operates a nationwide ordering and delivery system that serves the entire medical cannabis patient community in Israel. The chain includes nine active pharmacies and another pharmacy under construction in the city of Be’er Sheva. Six of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the other pharmacies.

We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. The phase 3 trial results are expected in 2022. The other nine clinical trials have not started and are expected to begin during 2022 or 2023.

On April 5, 2021, we signed a non-binding letter of intent to acquire 100% of the Israeli activity of Cann Pharmaceutical Ltd. (“Cann”) which holds the rights for cultivation and marketing medical cannabis products under the brand “Better”, one of our competitors and a pioneer in the Israeli medical cannabis market, with operations in Australia and several Asian countries. The transaction is subject to satisfaction of due diligence and signing a definitive agreement. Pursuant to the letter of intent, we will allocate Cann shareholders a number of our ordinary shares with a value of $35 million. The allocated shares will be subject to a contractual lock-up for a period of three years, with one-third of the shares being released from lock-up every year (with a moderate monthly exercise mechanism).

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We believe our management team is one of the most knowledgeable and experienced in the cannabis industry and consists of pioneers in the cannabis space, including our founder and president, who is globally recognized as an expert cultivator of medical cannabis. We believe that our extensive cannabis production expertise, lengthy operating experience and strong relationships with governmental institutions gives us an advantage over our competitors.

Qualified Transaction

On February 9, 2021, we entered into an amended and restated merger agreement (hereinafter: the “Arrangement Agreement”) with Subversive Real Estate Acquisition REIT LP, a special purpose acquisition company (SPAC) and limited partnership established under the Limited Partnerships Act (Ontario) (“Subversive LP”). Pursuant to the Arrangement Agreement, our subsidiary acquired all of the outstanding Units of Subversive LP, in exchange for our ordinary shares by way of a plan of arrangement (the “SPAC Transaction”). Concurrently with the SPAC Transction, Subversive LP conducted a non-brokered private placement of 6.5 million Limited Partnership Units for an aggregate amount of $65 million. At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive LP unit holders, including those that participated in the concurrent private placement. 5,237,000 of our ordinary shares were allocated as part of the SPAC Transaction and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq.

B.	Business Overview.

Intercure has two direct subsidiaries, Canndoc and Cannolam:

●	Canndoc’s operations are focused on the production (including the breeding, cultivating, importing and processing), manufacturing, exporting and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use.

●	Cannolam’s operations are focused on establishing and operating dedicated pharmacies for the distribution of pharmaceutical-grade cannabis under the brand name “Givol”, including a “Cookies”-branded location. In addition, Cannolam is looking to establish a distribution network for recreational cannabis and cannabis-based products throughout Israel, primarily through licensing and distribution agreements that will become effective once the recreational use of cannabis for adults over the age of 21 is legalized in Israel.

Our Strengths

We believe our key competitive strengths include the following:

We have been a pioneer of cannabis for medical use for over 13 years. We have been producing cannabis for medical use since 2008 and are one of the first licensed producers and distributors of cannabis and cannabis-based products in Israel. We were the first to import cannabis for medical use into Israel for distribution in the Israeli market and we were the first to export cannabis for medical use to a country in the European Union.

Our products and processes meet the highest standards required by regulators for the whole value-chain of pharmaceutical-grade cannabis. We were one of the first cannabis companies in Israel to supply products that meet the GMP standards established by the IMCA. Our facilities and the production processes implemented in them are certified under the IMC-GAP standards and comply with the Good Agriculture Collection Practices (GACP) following an audit made by an EU-GMP-certified entity. Finally, our distributors, including pharmacies, store and distribute our products using facilities and processes that meet the IMC-GDP standards. Our products comply with the highest standards and we believe our products will be competitive in any medical-use cannabis market.

Strategic Partnerships. We have entered into long-term exclusive strategic partnerships with leading companies. We have exclusive long-term partnerships with Tilray, Aphria, Organigram, Charlotte’s Web and Cookies. These partnerships provide us with product sources and access to our partner’s facilities. This allows us to increase our global footprint and provide access to increased raw material if we need it to meet demand. Together with our local and EU production and distribution channels, we are able to create a dynamic international supply chain for our GMP-branded products.

Expansion into the CBD market. Our strategic partnership with the number one global leader in hemp extracts, Charlotte’s Web, was the first partnership we undertook in the CBD space. This agreement includes long-term exclusive distribution rights of Charlotte’s Web’s products in Israel and further non-exclusive distribution rights in the European market. This strategic partnership entails research and development, new product development in Israel, the supply of raw material for Israeli industrialists and manufacturing in Israel and Europe. The noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance (“DDO”). On December 8, 2020, Israel’s Minister of Health signed a new regulation that removed CBD from the Israeli DDO. For the removal to be completed, the regulation must go before the Knesset’s Committee on Health, Welfare and Labour for a vote and ratification. As the Knesset was dissolved on December 23, 2020, the regulation did not go before the committee. We believe that once a new government will form, the legislative process removing the CBD from the DDO will continue.

We have developed rigorous, cultivation and harvest protocols to ensure consistency, quality and efficiency as we increase the scale of our operations globally. We pride ourselves on consistently delivering high-quality products with precise chemical compositions using scalable and efficient production techniques. We have leveraged our extensive production experience and proven protocols while expanding our production capabilities at our sites in Israel. We have entered into agreements to establish joint ventures, supply and distribution arrangements in the European Union and Canada with local producers and distributors that have significant distribution networks. We have developed production techniques that enable us to maintain a low-cost structure as we further scale our operations. We currently utilize climatized greenhouses instead of more costly indoor facilities in order to produce GMP-certifiable products at a lower cost.

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We are developing a global distribution network. We distribute pharmaceutical-grade cannabis products in Israel (using authorized distributors that are IMC-GDP certified) to 100% of the pharmacies in Israel that are authorized to distribute cannabis products. In addition, through Cannolam, we operate the private chain Givol ™ which is the first and leading chain of pharmacies focused on medical cannabis in Israel. The chain currently includes ten pharmacies across Israel. In addition, the chain operates a nationwide ordering and delivery system that serves the entire medical cannabis patient community in Israel. The chain includes nine active pharmacies and another pharmacy under construction in the city of Be’er Sheva. Six of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the other pharmacies.

We have entered into a supply agreement with a licensed producer and distributor in Denmark and a distribution agreement with a pharmaceutical distributor in Germany. On April 4, 2021, we entered into a joint venture agreement with an Austrian entity for the purpose of distributing Canndoc products and other co-branded products as part of our strategic partnerships in Luxembourg and Austria. We have also entered into a joint venture agreement with a licensed EU-GMP pharmaceutical distributor that has a license to import cannabis into the United Kingdom for medicinal purposes. In Canada, our partner has finished construction on an indoor cultivation facility and is awaiting the final manufacturing and production license from Health Canada to commercially grow pharmaceutical-grade cannabis. As of the date of this registration statement, our products have not been distributed through these partnerships. The joint venture, supply and distribution partnerships mentioned above are not active as of this date and have no effect on our operations. While the success of these partnerships depends on a number of factors, including in some instances the passage of favorable amendments to the laws regarding the import and export of cannabis, we believe that we are well positioned to quickly monetize these partnerships once they become operational.

We have accumulated extensive patient use and experience data for our products. Since 2008, our products have been used by thousands of patients on a monthly basis to treat all medical conditions approved by the Israeli Ministry of Health (“MOH”), which primarily include: pain, neurological indications (such as epilepsy, ALS & MS), cancer, post-traumatic stress disorder (“PTSD”), gastrointestinal indications (such as Crohn’s disease, colitis, inflammatory bowel disease) and terminal illnesses. As a result, we have extensive patient use and experience data from which to educate physicians and enable them to prescribe our products with the appropriate cannabinoid profile, dosage and duration for a medical indication.

We are a market leader in research and innovation within our industry. We engage in the research of agricultural techniques to improve the yield of cannabis plants and our production of various cannabinoids. Our research and development programs have also involved the development of high-quality protocols and elite genetics. Further, to ensure the quality and reliability of our products as well as the optimization of methods to provide more effective products, we engage in a series of analyses regarding our products.

We have a highly experienced leadership team. We believe our management team is amongst the most knowledgeable and experienced in the cannabis industry and consists of pioneers in the cannabis space, including our founder and president who is globally recognized as an expert cultivator of cannabis. As a long-term operator in this industry, our team has been at the forefront of assisting governments to develop regulations around the production and distribution of pharmaceutical-grade cannabis.

We focus on operational excellence. We have developed a quality management system that has enabled us to meet pharmaceutical-grade production standards while achieving and maintaining profitability. We believe that as we continue to grow, we will leverage our technologies and knowledge to optimize our operational efficiency while maintaining the highest level of safety and quality.

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Our Strategies

Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use. To achieve this goal, we plan to implement the following strategies:

Focus only on high-quality cannabis products. We focus solely on high-quality pharmaceutical-grade cannabis for the treatment of medical conditions. Given our sole focus, we have accumulated more years of experience than most of our competitors in producing consistent pharmaceutical-grade cannabis under the highest quality standards. We believe that we have a head start to becoming a dominant player in this industry on a global level and will be competitive in all markets, including those with the strictest regulatory standards. In addition, subject to applicable local laws, we believe that our expertise and distribution capabilities have positioned us well for dominating the recreational cannabis and CBD market in Israel once, and if, Israeli regulations permit the sale of recreational cannabis and CBD products.

Focus only on territories that are fully-regulated medical-use cannabis markets. We believe that focusing on markets that have fully-regulated medical-use regimes provides us with legal certainty for our operations and enables us to leverage our high standards to gain an advantage when competing in these markets. We plan to leverage these benefits to expand our global footprint, maintain our reputation, strengthen our brand and broaden our access to capital.

Build a leading global brand. Our plan is to distribute all products produced by us, our joint ventures and our partners under a single global “CANNDOC” brand and our sub-brands (including, “Indoor”, “Diamonds”, “Stars”, “Utopia”) in order to build global brand awareness of and loyalty to our pharmaceutical-grade products. We design our packaging to have a look and feel that is consistent with other prescribed medicines to reflect the pharmaceutical-grade quality of our products. Our packaging displays ratios of specific cannabinoid compounds and the required disclosures for the relevant jurisdiction of distribution. We believe this strategy will instill physician and patient confidence in us, leading to a greater adoption of our products.

Establish distribution networks in all territories with full regulation of the medical-use cannabis industry. In addition to our distribution networks in Israel, we are establishing distribution channels for our products in all fully-regulated markets, including Germany, the United Kingdom and Canada. Although to date none of our products have been distributed through any of our distribution partnerships, we anticipate that we will be able to commence distributions after meeting local regulatory requirements. We anticipate that these distribution channels will be established by way of joint ventures and distribution agreements with local licensed distributors to address both the current and anticipated demand for medical use cannabis. We have also established relationships with the distributors of pharmaceutical products in markets where we expect cannabis for medical use will become fully regulated in the near future. Establishing distribution capabilities with local partners will allow us to be an early mover and ultimately a leader in these future markets.

Optimize our supply by diversifying production capabilities and maintaining inventory to meet demand. We are continuing to expand our production capabilities in Israel. To ensure that we have a sufficient supply of product available to enter the European Union market, including the German market, in the near term, we have also entered into a supply agreement with a licensed producer that has pharmaceutical production and manufacturing facilities in Denmark. We have also entered into an agreement to form a joint venture with a local producer in Canada in order to supply the Canadian medical use market, which does not currently allow for the import of cannabis products for commercial purposes. Although our products are not currently produced in any European Union countries or in Canada, we plan to implement a worldwide footprint to optimize our management of supply based on cost of production and to ensure that we have a consistent supply for the markets that we are targeting.

Maximize operational efficiency . We made a strategic decision to outsource manufacturing and distribution operations to IMC-GMP and IMC-GDP certified third parties in 2016, when new Israeli regulations significantly increased the costs of these functions. Beginning in 2020, with the acquisition of Cannolam, we expanded our business model to include distribution capabilities through our network of pharmacies. As we scale our operations and expand into larger markets outside of Israel, our management team plans to explore the commercial and operational benefits of returning to a vertically integrated model, including our ability to control the entire value-chain, from our genetics to the distribution of our branded products to pharmacies. We believe that our prior experience operating throughout the entire value chain enables us to achieve our goal of maximizing operational efficiency, whether vertically integrated or not, while maintaining our high quality.

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Support clinical trials using our GMP-certified products and leverage our extensive patient experience database. We plan to provide our pharmaceutical-grade products for use in clinical trials, performed by our partners or ourselves. When designing clinical trials, we plan to utilize our patient database, which has been tracking patient use and experience information for over a decade from tens of thousands of patients.

Our Products

Our product portfolio consists of differentiated pharmaceutical-grade cannabis product brands. We develop our product brands to treat a wide variety of medical conditions and optimize results across a diverse population of patients. We believe patients choose our products because we are known for producing pure, precise and predictable pharmaceutical-grade products.

We believe that cannabinoids, terpenes and other bioactive compounds create beneficial therapeutic results when they work in synergy, an effect known as the “entourage effect.” We do not create our cannabinoid profiles by combining isolated cannabinoid compounds from various sources. Instead, we utilize breeding and cultivation techniques to create stable and consistent levels of target cannabinoid profiles within each plant.

Our current portfolio of products is characterized by well-defined and reproducible cannabinoid profiles, formulated for stability, which are currently available in dried inflorescences or liquid oil form. Each of our products is derived from cannabis that is bred and cultivated in accordance with applicable GAP standards and manufactured under applicable GMP standards. As a result, our branded market share is 15% in Israel and is consistently growing.

Cannabinoid Profiles

Our products are differentiated by profiles that reflect specified ratios and concentrations of the two principal cannabinoids in pharmaceutical-grade cannabis: CBD and THC. There are currently more than 100 identified cannabinoids, and we measure and analyze their concentrations in our products. We plan to measure and analyze any new cannabinoids that are identified in the future.

We take a scientific approach to our product development. Cannabis strains, selected for their biochemical composition, are systematically bred, cultivated and processed to produce a specific profile. Our products are tested using established laboratory testing procedures that ensure standardized cannabinoid ratios and potency.

As the landscape of the medical-use cannabis industry continues to evolve with the rapid pace of research and discovery, we continue to experiment with developing new and unique ratios of cannabinoids and other bioactive compounds for use in our products. We believe that our extensive genetic bank will give us an advantage in developing new products with optimal cannabinoid profiles.

Delivery Formats

We offer products in established delivery formats that facilitate the absorption of active compounds in a patient’s body.

Our current portfolio of cannabis-based products for distribution in Israel includes the following delivery formats:

●	Dried cannabis inflorescences, sold in vacuum-sealed pouches where the overall weight of cannabis (net) in each package is 10 grams.

●	Cannabis extract mixed with oil, sold in bottles where the overall volume of product is 10 ml.

We plan to evaluate other markets, including Canada, and develop products using delivery formats that address patient needs and preferences and comply with applicable regulatory requirements. With the development of scientific research and regulatory momentum, we may develop products in the future that use other delivery formats, such as capsules or patches. We plan to continue to develop formulations and delivery methods to achieve targeted delivery and sustained release.

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We invested in launching and creating demand for our product brands, including by co-branding certain of our products with our exclusive partners. Our packaging displays ratios of specific cannabinoid compounds and the required disclosures for each relevant jurisdiction of distribution.

Below are pictures of the packaging for our branded pharmaceutical-grade products that are distributed in Israel. Our packaging for products to be sold in Germany and other jurisdictions will be similar, but will reflect the applicable regulatory requirements in those territories.

Our Operations

With over 13 years of operations, we have gained significant experience and know-how throughout the entire value chain of producing and distributing cannabis and cannabis-based products for medical use. We strive to ensure that the materials and processes that go into the production and manufacturing of our products comply with the highest standards.

As of the date of this registration statement, our production capacity, assuming that all facilities are fully operational at their maximum capacity and all regulatory approvals are received, produces over 100,000 kilograms of GMP-certified pharmaceutical-grade cannabis. In addition, through strategic partnerships with leading license producers, we may have access to additional high quality medical cannabis on demand. For a more detailed description of our facilities, please see Item 4.D “Property, Plant and Equipment” below.

Breeding

Our primary goal is to produce consistently, under the strictest standards, the highest-quality inflorescences from the cannabis plant, which we use as the raw material for our pharmaceutical-grade cannabis-based products. We focus on breeding genetic profiles that maximize production yields and maintain stable and consistent cannabinoid profiles.

We engage in the human-directed evolution of cannabis populations through the selective breeding and nurturing of various species of the cannabis plant. To achieve this, we leverage our extensive patient use and experience database to select and breed specific genetic profiles with the goal of isolating unique traits that may lead to improved patient outcomes.

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Over the course of more than 13 years and numerous plant generations, we have bred a wide assortment of cannabis strains covering a variety of cannabinoid profiles. We have developed a proprietary genetic bank, covering dozens of unique cannabinoid profiles, from which we extract growth batches for our current breeding facility. Our breeding is conducted in incubation rooms that are separately housed and therefore isolated from the rest of our cannabis production facility.

We are in the process of applying for protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered. See “Intellectual Property, Patents and Trademarks.”

Cultivation and Processing

In order to maintain a high degree of consistency across our production batches, we carefully optimize all elements of the cultivation process, including the light spectrum, temperature, humidity, radiation, irrigation, air circulation and soil-less substance in which our plants are grown. Cultivation is not conducted in outdoor areas or in the open soil. At our cultivation facilities, we nurture and cultivate production batches as clusters of single-genus cannabis inflorescences that are genetically identical, cultivated under the same protocols and harvested at the same time. The cannabis batches are isolated in pots and are tested by licensed third-party laboratories to ensure their quality and consistency.

Currently, there are three methods for cultivating cannabis: outdoors, in greenhouses and indoors. Cultivation in an outdoor environment, including cultivation in a typical greenhouse, introduces variables that may affect the quality and consistency of the resulting product. For this reason, outdoor and traditional greenhouse growing techniques do not meet the standards required for pharmaceutical-grade cannabis products. Consequently, these methods are not applicable to our target industry. Indoor cultivation may occur in a controlled environment that enables the production of pharmaceutical-grade cannabis in compliance with applicable standards.

Through years of research and development, we have developed a unique climatized greenhouse approach incorporating the best of modern cultivation techniques and processes that meet the IMC-GAP standards while taking advantage of the cost efficiencies associated with utilizing the natural environment. Our climatized greenhouse technology is an improvement on the traditional greenhouse that enables compliance with the requirements for the production of pharmaceutical-grade cannabis. The climatized greenhouse technology enables us to control fully all aspects of the climate and other conditions affecting the cultivation of our cannabis crops. A key element of optimizing production yields while maintaining a standardized outcome is precision-based crop maintenance, which requires consistent inputs of irrigation and fertilization while controlling for diseases and pests. We control the first two inputs mainly through a centralized irrigation control center that utilizes modern sensors to monitor and regulate the daily quantity of water and fertilizer administered to each production batch. Our climatized greenhouses cost less, both in terms of costs for construction and operating expenses, and require less time to implement than wholly-indoor facilities, enabling us to scale up our crop size swiftly. For these reasons, our climatized greenhouses provide a cost efficient cultivation method while still enabling us to produce pharmaceutical-grade cannabis products that comply with GMP standards and this is our preferred cultivation method where it makes business sense.

We produce and package bulk product in our facilities, by harvesting the bloomed flower, trimming excess leaves, drying and curing inflorescences, and packaging the processed inflorescences into bulk quantities.

In addition, since we adhere to the IMC-GAP and IMC-GSP standards, it has established a compliance regime to meet its regulatory requirements. A quality assurance manager must sign off on each product batch that is released from our cultivating facilities which subsequently undergoes a physical inspection by the head of quality assurance. Any changes in the quality assurance process or to the cultivation facility must be authorized by the head of quality assurance and documented. The facilities are also subject to seven inspections per year from a third party inspector and four inspections per year by the head of quality assurance. Lastly, the cultivation sites are also subject to yearly inspections for GACP compliance by a third party for the EU-GMP certificate.

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Manufacturing

Prior to 2016, we operated throughout the entire value-chain to produce our products for medical use. When new Israeli regulations, which increased manufacturing costs, were adopted in 2016, we made a business decision to outsource the extraction and packaging services of our final product to manufacturers that had obtained certification, including GMP certification, under the new Israeli regulations. We currently use a GMP-certified manufacturer in Israel to produce our products and we are exploring our options to diversify our manufacturing through our global partnerships. We plan to always manufacture our products under conditions that meet the applicable GMP standards, whether in our own facilities or in third-party facilities across all geographies. We continue to explore the costs and benefits of our contract manufacturing relationships against the costs and benefits of conducting those activities in house.

Exclusive Partnerships

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas. While the partnership are at various stages in their development, we have yet to fully operationalize any of them and currently only operate in Israel (although Apria, Organigram and Tilray are our key suppliers and we have a vast variety of customers (licensed pharmacies) which include Super Pharm, although we do not depend on a single specific customers. Our products are distributed via Novolog and SLA, licensed distributors in accordance with the New Regulations. Michael Auerbach introduced Tilray to Intercure, but all of Intercure’s relationships with the noted entities are at arm’s-length and except as noted herein, none of these entities or their officers and directors are related to us or our management team. Management believes that these existing partnerships will allow Intercure to be well positioned following the resolution of certain regulatory matters and the partnerships becoming fully operational, but there is no assurance that this will take place, see “Applicable Laws and Regulations” and Item 3.D. “Risk Factors”.

Tilray

Tilray (NASDAQ: TLRY) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal Unipessoal Ltd., a wholly-owned subsidiary of Tilray, pursuant to which, Tilray will import GMP-quality medical cannabis products from us (the “Tilray Agreements”). Tilray’s facility in Portugal has an annual maximum production capacity of 25 metric tons of cannabis.

Pursuant to the Tilray Agreements, during a 12-month period that ended on December 31, 2020, we have an option to purchase from Tilray’s production facility in Portugal, and import into Israel, up to 2,500 kilograms of packed dried inflorescence (GMP-quality medical cannabis) based upon agreed prices and quality standards. We plan to manufacture and transform these imported materials to Canndoc’s GMP-branded products. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In January 2020, we successfully completed the first ever commercial import of medical cannabis into Israel and have subsequently successfully completed several commercial shipments into Israel while launching the “CanndocDiamonds” family of products.

Further, pursuant to the Tilray Agreements, we may sell to Tilray, and export out of Israel, up to 5,000 kilograms of inflorescence cannabis, which will be distributed by Tilray under a co-brand and based upon agreed prices and quality standards for a 12-month period that ended on December 31, 2020. The Tilray Agreements contain a provision requiring that our products comply with the EU-GMP Standard. They are conditioned upon our ability to obtain a permit from the state of Israel to export the inflorescence cannabis out of Israel. In December 2020, we completed the first commercial export of our products, which consisted of several dozen kilograms, to the European Union as part of the Tilray Agreements.

As of the date of the registration statement, we agreed with Tilray that we are entitled us to additional shipments of cannabis products, subject to both parties obtaining the required permits, which are expected to be received by the end of the second quarter of 2021. Together with Tilray, we are exploring several more potential shipments.

The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

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Organigram

Organigram (NASDAQ: OGI) (TSX: OGI), is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”). Organigram’s facility located in New Brunswick has a potential annual capacity of 70 tons.

The Organigram Agreement specifies that, subject to obtaining the required permits, we will import from Organigram 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada (“Indoor Products”) within a period of 18 months (the “Organigram Initial Period”). In accordance with the Organigram Agreement, we will produce and market the medical cannabis products imported from Organigram in pharmacies throughout Israel and Europe. We will be provided with the option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for a period of two years from the end of the Organigram Initial Period, under the same terms and conditions as those in place during the Organigram Initial Period. These products will be marketed under our “Canndoc Indoor” brand and we, and Organigram, will examine the possibility of selling these products under a joint brand, in compliance with and subject to the IMCA’s instructions. We will then manufacture and transform the imported product into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In August 2020, we successfully imported our first shipment of the noted products from Organigram into Israel and successfully launched the “Canndoc Indoor” family of products.

The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

Aphria

Aphria (NASDAQ: APHA) (TSX: APHA) is one of the largest leading worldwide cannabis production companies, with its “Diamond Facility” in Leamington, Ontario being one of the biggest and most advanced cannabis facilities in the world, and having an annual production capacity of 140 metric tons.

In August 2020, we entered into an agreement with Aphria (the “Aphria Agreement”) for the import of bulk cannabis products from Aphria’s facility in Canada into Israel. Pursuant to the Aphria Agreement, we will purchase from Aphria’s production facility in Canada, and import into Israel, up to 3,000 kilograms of “bulk” quality medical cannabis for a period of two years (“Aphria Initial Period”). We have the option to import up to 6,000 kilograms of additional product from Aphria for two additional periods of two years each. This option begins at the time on expiry of the Aphria Initial Period and under the same terms and conditions as during the Aphria Initial Period. We will then manufacture and transform the imported product from into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In November 2020, we successfully imported our first shipment of the noted products from Aphria into Israel and successfully launched the “Canndoc Stars” family of products.

The Aphria Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Aphria-branded products sold in Israel.

Charlotte’s Web

Charlotte’s Web (TSX: CWEB) (OTCQX: CWBHF) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which we will be the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”). The arrangement is subject to the receipt of the required regulatory agreements.

We will be responsible for obtaining the regulatory approvals required in order to register the purchased products and their importation and will take appropriate marketing and sales actions. Together with Charlotte’s Web, we will explore opportunities for clinical trials, product development and Israeli product manufacturing.

The Charlotte’s Web Agreement is for a period of five years (with a one year extension option) from the date that CBD is removed from the Israeli DDO (which has yet to occur). On December 8, 2020, Israel’s Minister of Health signed a new regulation that removed CBD from the Israeli DDO. For the removal to be completed, the regulation must go before the Knesset’s Committee on Health, Welfare and Labour for a vote and ratification. As the Knesset was dissolved on December 23, 2020, the regulation did not go before the committee. We believe that once a new government will form, the legislative process removing the CBD from the DDO will continue.

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Fotmer

Fotmer is a corporation established in Uruguay that cultivates and produces medical cannabis at an internationally high level. In December 2020, we entered into an agreement with Fotmer, under which we plan to import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the “Fotmer Agreement”).

Pursuant to the Fotmer Agreement, we have agreed to pay Fotmer an initial amount of $650,000 as a down payment for the first shipment of medical cannabis products, which will be classified as a loan, bearing an annual interest rate of 5.51% and secured by Fotmer’s Canadian parent company, until the export and import permits for the first shipment of products are obtained. The initial shipments have not yet occurred but are expected to take place after inspections of Fotmer products have concluded.

Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half year exclusivity period over all of the final Fotmer-branded products sold in Israel.

Sales and Distribution

Israel

Under current regulations, patients fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the old regulations, the IMCA instituted a fixed price for the monthly supply of cannabis products, regardless of the dosage or form of use. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

We have developed wholesale supply relationships with government and academic research institutions and private businesses throughout Israel and these relationships require minimal selling, administrative and fulfillment costs. We believe there is potential for the wholesale of finished, packaged products to other licensed producers, and we intend to pursue this sales channel as a part of our growth strategy.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field (the “SLE Agreement”).

Pursuant to the SLE Agreement, SLE will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field.

Pursuant to the noted agreement, Novolog will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm, the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10,000 kilograms of our medical cannabis products for a period of 3 years. The Super Pharm Agreement requires our products to be in compliance with the IMC-GMP Standards.

The parties to the Super Pharm Agreement have covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement. The parties, by mutual agreement have agreed to extend the said period to June 30, 2021 and negotiations of the detailed agreement remain ongoing. Pursuant to the Super Pharm Agreement, Super Pharm will be responsible for distributing the final products to each individual Super Pharm pharmacy, while we will provide professional training and clinical knowledge about our products to Super Pharm and Super Pharm Pharmacies over the term of the agreement.

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Europe

For the distribution of our pharmaceutical-grade cannabis products in Germany, we have entered into an import and wholesale distribution agreement with a pharmaceutical distributor. The import of our products into the European Union is subject to our local distributor obtaining the applicable import licenses under EU-GMP standards, and is subject to changes in the Israeli laws regarding the export of Medical cannabis products from Israel.

We have also entered into a joint venture agreement with a licensed EU-GMP pharmaceutical distributor that has a license to import cannabis into the United Kingdom for medicinal purposes. United Kingdom regulations currently allow importation of cannabis products for personal use only and place limits on the quantities of cannabis products that may be imported while restricting bulk shipments and the storage of inventory of cannabis products in the United Kingdom. We are currently working with the UK Partner to pursue strategies for importing sustainable amounts of our products into the United Kingdom. Further, we will continue to monitor the regulatory landscape for changes in the import-export laws. For clarification, as of this date, the joint venture is not commercially active and our products are yet to be sold in the United Kingdom market. For clarification, as of this date, the joint venture is not commercially active and our products are yet to be sold in the United Kingdom market.

Canada

We plan to distribute our products in the Canadian market under our brand via a joint venture with our Canadian partner, a domestic cultivator and producer with a distribution network of pain treatment centers across Canada. In addition, upon receipt of the required permits and licenses, we anticipate that our products will be distributed in Canada via our partner’s e-commerce platform. While our Canadian partner has finished construction on an indoor cultivation facility, as of the date of this registration statement, it has yet to receive the final manufacturing and production license from Health Canada to commercially grow pharmaceutical-grade cannabis.

The Rest of the World

Over the years, we have been building, and continue to build, an international distribution network, with the goal of identifying and partnering with established pharmaceutical distributors. We plan to always distribute our products under conditions that meet the highest standards, whether by ourselves or through a third party. We continue to explore the costs and benefits of our distribution partnerships against the costs and benefits of conducting those activities in house.

Research and Development

We believe that innovation is a key component of our competitiveness and growth in the medium and long-term and is driven by market research and analysis of potential new products and the development of new technologies. We engage in the research of agricultural techniques that utilize climatic advantages and our agrotech capabilities to improve the yield of cannabis plants in their production of various cannabinoids.

Since 2014, we have collaborated with various world-renowned research institutions, such as Technion – Israel Institute of Technology, Volcani Center (the research arm of the Israeli Ministry of Agriculture) and other universities and institutions accredited by the Israeli Council for Higher Education. As a result of these collaborations, we have enhanced our production capabilities, improved and optimized our genetics, and developed additional cannabinoid profiles. Our research and development operations also include collaborations with a renowned governmental institute as well as various research entities, researchers, start-up companies, mature companies and commercial entities holding licenses from the IMCA.

Clinical Trials

We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and have commenced one phase 3 clinical trial. We will be the sponsor of nine of these clinical trials and will be the sole supplier of pharmaceutical-grade cannabis for all ten of the clinical trials. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. The phase 3 trial results are expected in 2022. The other nine clinical trials have not started and are expected to begin during 2022 or 2023. The company is currently conducting discussions with leading medical institutions to take part in these clinical trials.

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The table below provides additional details regarding our and our partners’ currently planned clinical trials:

Our Planned Clinical Trials
Phase of Development	Indication	Number of Patients	Primary Endpoint(s)	Secondary Endpoint(s)
2	Adult Epilepsy	52	●Change in median monthly seizure frequency over study period compared to 2-month baseline period ●Treatment-emergent adverse events and serious adverse events (SAEs) during treatment

●Changes in seizure severity

●Change in speed of post-ictal recovery

●Changes in seizure characteristics (focal/generalized)

●Changes in quality of life based on QoL31

●Changes in sleep quality based on the Pittsburgh sleep questionnaire

2	CINV related to Breast Cancer Treatment	72	●SAEs during treatment

●Changes in quality of life based on QoL-BC

●Changes in blood tests (protein, leukocytes)

●Number of CINV symptoms in the active-treatment arm compared to placebo evaluated using weekly symptom diaries and incidence of treatment-emergent AEs, overall and by CTCAE grade

2	Parkinson’s Disease	60	●SAEs during treatment ●Change in The Parkinson’s Disease Questionnaire	●Changes in PD motor symptoms as assessed by changes in the MDS-UPDRS ●Changes in QoL based on Non Motor PD questionnaire ●Improvement in muscle cramps

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2	Diabetic Neuropathy	44	●Neuropathic Pain Diagnostic Questionnaire score (scale 4-10)	●To assess the safety and tolerability of cannabis in diabetic subjects with neuropathic pain ●To assess the Quality of Life change by SF- 36 ●To assess changes in fasting glucose and insulin dose

2	Fibromyalgia	62

●Safety and tolerability of the product based on AEs during treatment

●To determine the effect of the product on Fibromyalgia Impact Questionnaire

●To determine the effect of the product on Physician Global Impression of Change

				●To determine the improvement in FMS Widespread Pain Index and Symptom Severity Score. ●To determine the effect of the product on Medical Outcome Scale SF-36

2	Rheumatoid Arthritis	64	●Safety and tolerability of the product based on Adverse Events during treatment ●To determine the effect of the product on ACR20

●Mean change from baseline over time of Global Visual Analogue Scale (VAS)

●Change from Baseline in VAS of the Physician Assessment of Arthritis

●Change in inflammatory markers – CRP and ESR

●Determine the effect the change from baseline in SF-36

2	Post-traumatic Stress Disorder	50	●Safety rate of AEs ●Improvement in Insomnia Severity Index Score ●Improvement in Pittsburgh sleep quality index-addendum (PSQIA) score

●Improvement in PTSD Checklist for DSM-5

●Determine the latency to persistent sleep and total sleep hours based on actigraph recordings

●Improvement in quality of life measured by SF-36

●Improvement of general quality of life, measured by SF-36

●Improvement in Physician Overall Impression of Change

2	Lumbar Radiculopathy	50

●Safety and tolerability of the product based on Adverse Events during Treatment

●To evaluate the painrelieving effect of CD-008 sublingual drops, in addition to standard of care, on Lumbar radiculopathy

				●To define the advantage of CD-008 sublingual drops +SOC versus SOC alone on Lumbar radiculopathy

2	Radicular Pain	36	●Safety of the product

●To evaluate Pharmacokinetics (drug’s absorption, distribution, metabolism, and excretion continues) of cannabis oils in Radicular Pain patients

●To determine Pharmacodynamics (early estimates of activity and potential efficacy) of different cannabis oils in Radicular Pain patients by measurement of pain

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Current Clinical Trial
Phase of Development	Indication	Number of Patients	Primary Endpoint(s)	Secondary Endpoint(s)
3	Pediatric/Young Adult Autism	75

● Characterize the effects of medicinal cannabis in different THC to CBD ratios on associated morbidity on the autistic spectrum

● Examine the influence of cannabis treatment on cognitive and adjustive capabilities

● Test the levels of THC and CBD levels in children treated with cannabis

● Identify side effects and reasons for care failure

● Examine if CBD-rich cannabis is efficient in treating sleeping problems and reducing motoric restlessness and behavioral issues in children with autism

● Test change in hormonal levels and biochemical indices before and during the treatment

Note: QoL31 = Quality of Life Scale-31, a clinical standard in mental health; QOL-BC = Quality of Life Instrument - Breast Cancer, a clinical standard measured in breast cancer patients; CTCAE = Common Terminology Criteria for Adverse Events; MDS-UPDRS = Movement Disorder Society - Unified Parkinson’s Disease Rating Scale; QoL = Quality of Life; PD = Parkinson’s Disease; SF-36 = 36-Item Short Form Health Survey; FMS = Fibromyalgia; ACR20 = American College of Rheumatology’s composite score of rheumatologic improvement; CRP = C reactive protein; ESR = Erythrocyte Sedimentation Rate; DSM-5 = Diagnostic and Statistical Manual of Mental Disorders

Our ability to sell our products in any of our target territories is not dependent on the outcome of these trials; however, without clinical trial results we are limited in the claims that we may make with regard to the efficacy of our products. We hope that the results from these clinical trials will support the effectiveness of our GMP pharmaceutical-grade cannabis for the tested medical indications. The results of any clinical trial could affect our ability to market our products and may result in less acceptance or greater regulation of our products.

We will be able to use the data collected from the clinical trials for any commercial use and marketing purposes as agreed between our research partners and us and noted in the agreements, in each case, subject to applicable laws.

Assaf Harofeh

In November 2019, we entered into an agreement with the R&D Fund of Shamir (Assaf Harofeh) Medical Center, a lead research facility, for the purposes of examining the effect of our products for medical uses on approximately 75 pediatric autism examinees (the “Autism Research”). The Autism Research will be conducted at Assaf Harofeh Hospital over a period of three years.

Partnerships

Our production system (wholly owned or through partnerships) currently consists of two active facilities in Israel and one active facility in Denmark. Our Canadian partner has also constructed a cultivation facility and is in the process of obtaining final manufacturing and production licenses from Health Canada to commercially grow pharmaceutical-grade cannabis. We have access to production facilities that, assuming that the facilities are fully operational at their maximum capacity and all regulatory approvals are received, can produce over 100,000 kilograms of high-quality medical cannabis per year.

Israel

We have established two partnerships with kibbutzim in Israel for the purpose of breeding, cultivation and harvesting of pharmaceutical-grade cannabis. Our partnerships in Israel are subject to certain risks relating to land uses, see “Risk Factors”.

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The Northern Kibbutz

As noted above, we have rights to our production facility in northern Israel through a joint venture with Beit HaEmek Kibbutz, a kibbutz located in the northern region of Israel (the” Northern Kibbutz”). Our relationship with the Northern Kibbutz is governed by a partnership agreement (the “Northern Kibbutz Agreement”, establishing the “Northern Kibbutz Partnership”), entered into in May 2015. We hold 70% of the voting rights and rights to profits and losses of this partnership and the Northern Kibbutz holds the remaining 30% of such rights. The operation of the venture is done by an unregistered corporation according to the Northern Kibbutz Agreement. The Parties entered into an amendment agreement, pursuant to which and subject to the IMCA approval and the approval of the Israeli tax authorities, the operations of the Northern Kibbutz will be transferred to an “Agricultural Cooperative Organization” owned by the parties as mentioned above (70% Canndoc and remaining 30% of the Kibbutz). As of the date of this registration statement, the application for such an amendment is pending IMCA approval. During this time period and regardless of the outcome of the noted approvals, the parties agreed that the operations will continue as usual.

Under the terms of the Northern Kibbutz Agreement, the Northern Kibbutz will make the facility available for use by the partnership. The Northern Kibbutz has rights to lease the site, which it holds pursuant to a lease, dated April 26, 1990, between the Northern Kibbutz and the Israel Land Administration (the “Land Administration”). The initial term of the lease is forty-nine (49) years, ending on September 30, 2038 and the term is automatically renewed for an additional forty-nine (49) years subject to the terms of the lease. The Land Administration may cancel the lease with regard to areas of the site where protected natural resources are found. The Land Administration also has the right to pass, or allow another to pass, through the site, in the site or over the site, water, drainage, sewage or gas pipes, electric and telephone poles, electric and phone cables, or similar rights of way. The Northern Kibbutz has the right to make a claim for damages that occur as a result of the granting of such rights of way.

The Northern Kibbutz Agreement contains customary representations and warranties, ownership, confidentiality, noncompete, indemnification and insurance provisions. The Northern Kibbutz Agreement has an initial term of five years, with the addition of three extensions spanning five years each, which are automatically renewed, subject to compliance by the parties with the terms and conditions of the Northern Kibbutz Agreement. The Northern Kibbutz is entitled to terminate the Northern Kibbutz Agreement for any reason whatsoever, by giving an advance notice of the earlier of 18 months, or until such time where we find an alternate growing location and obtain the necessary approval from the appropriate regulatory authority to operate at such a location. We are entitled to terminate the Northern Kibbutz Agreement for any reason whatsoever, by giving an advance notice of three months. If we terminate the Northern Kibbutz Agreement, absent good cause, the Northern Kibbutz will be entitled to compensation in the amount of NIS 200,000. The Northern Kibbutz will not be entitled to retain any inventory of pharmaceutical-grade cannabis or products, nor any documents.

The Southern Kibbutz

As noted above, we have also entered into an agreement with Kibbutz Nir-Oz, a kibbutz located in the southern region of Israel (the “Southern Kibbutz”), to establish a large-scale production facility in southern Israel, which will also utilize climatized greenhouses and operate in tandem with our facility in northern Israel. Our relationship with the Southern Kibbutz is governed by a partnership agreement (the “Southern Kibbutz Agreement”, establishing the “Southern Kibbutz Partnership”), entered into in April 2019. We hold 74% of the voting rights of this partnership and the Southern Kibbutz holds the remaining 26% of such rights. The Kibbutz will be eligible to 26% of the profits of the partnership, once it starts generating revenue.

Under the terms of the Southern Kibbutz Agreement, the Southern Kibbutz has agreed to make the site available for use by the Southern Kibbutz Partnership during the term of the Southern Kibbutz Agreement. The Southern Kibbutz has rights to lease the site, which it holds pursuant to a lease, dated June 22, 2016, between the Southern Kibbutz and the Land Administration.

The Southern Kibbutz Agreement contains customary representations and warranties, ownership, confidentiality, noncompete, indemnification and insurance provisions. The Southern Kibbutz Agreement requires the consent of the Southern Kibbutz for certain decisions, including approval of (v) the sale of the entire assets of the Southern Kibbutz Partnership or a material part thereof or the transfer of a material business operation of the Southern Kibbutz Partnership to any other person or corporation; (w) dilution of rights or holdings of the Southern Kibbutz in the Southern Kibbutz Partnership or any other action that might affect the rights of the Southern Kibbutz; (x) change in the business of the Southern Kibbutz Partnership, including the place of its business, entry into a sphere of activity that is not part of the business of the Southern Kibbutz Partnership or termination of an existing business operation of the Southern Kibbutz Partnership, and (y) transactions between the Southern Kibbutz Partnership and related parties. The Southern Kibbutz Agreement has an initial term of ten years, with an option to extend the term for an additional ten years. This extension option is automatically renewed, subject to compliance by the parties with the terms and conditions of the Southern Kibbutz Agreement. Each party to the Southern Kibbutz Agreement is entitled to terminate the Southern Kibbutz Agreement only in the event of an uncured breach, insolvency of the other party or force majeure event. Upon expiration of the term, the Southern Kibbutz will retain all fixtures and we shall not be entitled to any reimbursement for any investment or appreciation attributed to the facility or its land.

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Under the terms of each of the Israeli Partnerships, we have agreed to provide growing materials and equipment for the production of pharmaceutical-grade cannabis. We maintain ownership of the genetic bank and the climatized greenhouses used on the respective properties. We own the equipment used during the cultivation process, including equipment for lighting, temperature, humidity, radiation, and irrigation control, extraction facilities, and other equipment necessary for complying with the IMC-GAP standards. The operations of the partnership are carried out by our employees and we receive a fee from the partnership for the use of our employees.

The Israeli Partnerships have no right in any of our other activities, including the processing of cannabis or any collaborations between us and our other partners within or outside of Israel. The profits of each partnership are divided between us and our respective Israeli partner according to our and their respective percentage holdings in the partnership.

The facilities located in the Southern Kibbutz are one of the largest medical cannabis production sites in Israel and in the world, covering a total area of 17 million square feet, of which 300,000 square feet are operation and produce up to 10,000 kilograms of pharmaceutical-grade cannabis per year. Assuming that the Southern Kibbutz is fully operational at its maximum capacity and all regulatory approvals are received, full operations of its facility will allow us to produce 88 tons of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Further, in December 2020, we received a permanent license from the IMCA for our facilities located in the Southern Kibbutz for the handling and possession of dangerous drugs under Sections 6 and 7 of the Israeli DDO. The license permits us to breed and cultivate cannabis plants and process inflorescences and plants under IMC-GAP-quality conditions, subject to customary limitations.

We plan to bring our facilities located in the Southern Kibbutz to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. We do not have any specific plans regarding the expansion of our capacity at facilities located in the Southern Kibbutz at this time.

Denmark

As noted above, in May 2020, we entered into a strategic supply agreement (the “EU Agreement”) with a company incorporated in Denmark (the “EU Partner”). According to the agreement, the EU Partner will supply an aggregate of 11,700 kilograms of quality EU-GMP-standard medical cannabis products to us for a period of 3 years. The EU Agreement provides that the EU Partner, who is the owner of an advanced cultivation and manufacturing facility in Denmark that is approved by the EU-GMP-standard and holds all the licenses and permits required for cultivating, manufacturing, distributing and marketing the products sold to us. The EU Partner will be responsible for the entire cultivation and production process and for the logistical process of transporting and packaging the sold products according to our requirements. We will be responsible for marketing and distribution efforts through our own efforts and through our distribution partnerships in the EU. The EU Partner will be entitled to a share of the profits from sales of the products distributed through our distribution network. This facility is operational and as of the date of this registration statement, we are in the process of finalizing licenses to import our products from Denmark into Germany pursuant to the EU Agreement. Notwithstanding the importing and exporting of the products, the sale of the products pursuant to the EU Agreement has not commenced as of the date of this registration statement and this activity does not have a material impact on our finances. During 2020, the Company completed the registration process for several products cultivated through the Company’s partnership in Denmark, which products are now registered in Germany under the Federal Institute for Drugs and Medical Devices (BfArM) and are authorized for sale in Germany. The first sales of the Company’s branded products in the German market are forecasted for the fourth quarter of 2021. The company plans to eventually obtain essential regulatory licenses in order to be able to buy, sell and distribute Medical cannabis in other EU countries.

Germany

As noted above, in June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). The German Distribution Agreement contains customary obligations, intellectual property, confidentiality and indemnification provisions. The German Distribution Agreement has an initial term of 36 months, with an option to extend the term by mutual written consent of the parties. Each party to the German Distribution Agreement is entitled to terminate the German Distribution Agreement in the event of an uncured material breach of the agreement, the insolvency of the other party or a change of control event. The sale of the products pursuant to the German Distribution Agreement has not commenced as of the date of this registration statement and this activity does not have a material impact on our finances. During the first quarter of 2021, our German partner obtained an import license to import cannabis products from Denmark. The first shipment of Canndoc branded products which were cultivated under the EU Agreement will be delivered to our German partner during the last quarter of 2021. Due to the current levels of demand in the German market, we don’t estimate this partnership to have a material effect on our financial reports.

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United Kingdom

In May 2020, we entered into a joint venture (the “UK JV Agreement”, establishing the “UK Joint Venture”) with a United Kingdom company (the “UK Partner”). The UK Partner owns a manufacturing plant operating system under the EU-GMP standard and possesses all the licenses and permits required for the importation and exportation of medical cannabis products to England, Wales, Scotland, Northern Ireland and Ireland. We own 51% of the UK Joint Venture and the UK Partner owns the other 49%.

According to the UK JV Agreement, subject to the receipt of all required permits and approvals, we will sell to the UK Partner, and the UK Partner will purchase from us, all medical cannabis products we produce in Israel and any other territories where we operate. According to the UK JV Agreement, the UK Partner will be responsible for the packaging of our exported products in accordance with local regulations, as well as the overall distribution system. Since the required permits and approvals were not yet obtained, no revenue was generated under the UK Joint Venture and no material expenses were incurred to date.

The UK Partner will be responsible for providing an EU-GMP certified facility, including all equipment and other infrastructure, for the operations of the joint venture. Our UK Partner will support all of the joint venture’s local needs, including without limitation, assisting in maintaining all required legal certificates for the joint venture’s full operation in England, Wales, Scotland, Northern Ireland and Ireland, including licenses for the import of pharmaceutical-grade cannabis products into the noted territories, with such licenses to be held by the joint venture.

Pursuant to the UK JV Agreement, the UK Partner is prohibited from distributing the cannabis products of other Israeli companies and we are prohibited from distributing our products in England, Wales, Scotland, Northern Ireland and Ireland, other than through the UK Partner. The sale of products under the UK JV Agreement has not commenced as of the date of this registration statement and this activity does not have a material impact on our finances.

United Kingdom regulations currently allow importation of cannabis products for personal use only and place limits on the quantities of cannabis products that may be imported while restricting bulk shipments and the storage of inventory of cannabis products in the United Kingdom. We are currently working with the UK Partner to pursue strategies for importing sustainable amounts of our products into the United Kingdom. Further, we will continue to monitor the regulatory landscape for changes in the import-export laws. For clarification, as of this date, the joint venture is not commercially active and our products are yet to be sold in the United Kingdom market.

Canada

As noted above, we have entered into an agreement to establish a joint venture with a Canadian partner for the purpose of producing, manufacturing and distributing our pharmaceutical-grade products in Canada for medical use. Our Canadian partner has finished construction on an indoor cultivation facility but has not received the final manufacturing and production license from Health Canada to commercially grow pharmaceutical-grade cannabis. The Canadian partner will supply personnel that will service the operations of the joint venture. Pursuant to our joint venture agreement with the Canadian partner, we have granted the joint venture a license to our intellectual property, including rights to use our “CANNDOC” brand. We are assisting the joint venture with logistical procedures within the production and manufacturing facility, and we are training our partner’s employees on our breeding and cultivation practices. We are entitled to 51% of the profits, losses, votes and expenses of the joint venture.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. The company is working together with the Austrian partner on the establishment of the joint venture entity and we expect to start business operations during the fourth quarter of 2021.

Cookies

Cookies is US cannabis brand with retail outlets in eight states. Cannolam entered into an exclusive license agreement with Cookies during 2019 by which Cannolam will have the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and is expected to open an additional branded pharmacy in Be’er Sheva during the second quarter of 2021.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that will focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we will cultivate Cookies branded products at our southern facility in Israel which we also plan will supply Cookies products to Cookies stores throughout Europe.

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Other Partners

In addition to the above, we entered into strategic and exclusive agreements with international leading companies and brands such as Tilray, Organigram, Aphria, Fotmer and Charlotte’s Web. See “Cultivation and Processing” –”Exclusive Partnerships”.

Additional Investments in the Biomed field

We have invested in companies in the biomed field. As of the date hereof, we hold approximately 9.33% of the issued and paid-up capital of Regenera Pharma Ltd., a company that is under liquidation and 0.72% of the issued and paidup capital of NovellusDX Ltd. Please see “Legal Proceedings” for a description of certain lawsuits that pertain to our interest in Regenera Pharma Ltd.

Competition

The medical-use cannabis industry is characterized by intense competition and an increasing focus on quality and standards. While we believe that we hold many competitive advantages within the pharmaceutical-grade cannabis market, we face competition from many different sources, which include other companies that produce and distribute cannabis for medical use, as well as major pharmaceutical, specialty pharmaceutical and biotechnology companies. We anticipate intensifying competition in the medical-use cannabis industry as new jurisdictions allow the production and distribution of cannabis products, new therapies are approved, and advanced technologies become available.

Within the pharmaceutical-grade cannabis industry, we currently compete directly with manufacturers in Israel, including Breath Of Life Pharma, Ltd. and IM Cannabis Corp., and internationally with local licensed producers such as Bedrocan International B.V. and Aurora Cannabis Inc. In Canada, we plan to compete with licensed producers that decide to market products in the Canadian medical-use cannabis market. In the future, we expect to compete with licensed producers that choose to distribute pharmaceutical-grade cannabis products in fully regulated jurisdictions. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors will have substantially greater financial, technical and human resources than we do. Competitors may also have more experience developing, obtaining regulatory approval for, and marketing products or treatments in the markets where we operate or where we are planning to operate. These factors could give our competitors an advantage over us in recruiting and retaining qualified personnel, completing clinical development, and commercializing their products.

Intellectual Property

We have submitted trademark applications for our brand and logo in Israel, Canada, the United States and member states of the European Union. These applications are currently pending.

We are also in the process of applying for protected breeding rights in Israel, and intend to apply for protective breeding rights in any jurisdiction in which such rights may be registered, under the International Convention for the Protection of New Varieties of Plants (the “Plant Convention”), or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

The Israeli Plant Breeders’ Rights Law 5733-1973, which is based to a large extent on the Plant Convention, is regulated by the Israeli Registrar of Plant Breeders’ Rights in accordance with the decision of the Israeli Plant Breeders’ Rights Council. Under the Israeli Plant Breeders’ Rights Law 5733-1973, a breeder is entitled to exclusive rights for registered new plant varieties for a period of 20 to 25 years, depending on the type of plant, and during this period the plant may not be used without the breeder’s permission, subject to a limited number of exceptions. After registration in Israel, a breeder is able to distribute plant species in other jurisdictions that are members of the Plant Convention, while protecting their rights.

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Seasonality

We cultivate our cannabis mostly in climatized greenhouses suitable for the production of pharmaceutical-grade cannabis. Using the experience accumulated throughout approximately 13 years of cannabis production, we have learned to neutralize the possible effects of seasonality on our operations. We currently optimize the number of production cycles per year, according to a production plan that considers various parameters such as weather changes, costs, and the availability of suitable professional work force. Our crop yields are optimal if cultivated from early spring to late autumn and harvested from late spring to early winter. By cultivating within climatized greenhouses, we are able to produce pharmaceutical-grade cannabis throughout the entire year over five to six full 15-week cycles.

Applicable Laws and Regulations

We are subject to a variety of laws and regulations in Israel and abroad that involve matters central to our business, including the following:

Israel

The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, use and research is the IMCA. The IMCA was established by the Israeli government under decision No. 3609, which also established an inter-ministerial safety committee, composed of representatives of government ministries, government authorities and other government bodies, for intergovernmental cooperation regarding the regulation of cannabis. The IMCA examines medical recommendations for the use of cannabis for medical purposes and in accordance with established procedures. The IMCA is also authorized to examine applications and issue permits to hold, use and research cannabis.

Regulations Governing the Use of Cannabis for Medical Purposes

Under the Israeli DDO, cannabis is defined as a “dangerous drug” and the use of cannabis is prohibited unless a license is duly issued by the IMCA or a competent government agency.

Pursuant to the Israeli DDO, the use of cannabis was allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH.

In June 2016, the Israeli government published Resolution No. 1587, which established a new regulatory framework for the “medicalization” of cannabis. Pursuant to Resolution No. 1587, the IMCA adopted regulations expanding the number of qualifying medical conditions for treatment with medical-use cannabis to include such conditions as cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), post-traumatic stress disorder (PTSD), autism, migraines, arthritis, Parkinson’s disease, residual limb pain, spinal cord injuries, HIV/AIDS, Crohn’s disease, colitis, inflammatory bowel disease and terminal illnesses.

Regulations Governing the Production, Manufacturing and Distribution of Cannabis for Medical Purposes

In March 2017, the MOH announced the New Regulations, which set out the standards suitable for each link in the chain of production and distribution of medical cannabis-based products. The goal of the New Regulations is to achieve the standardization, reproducibility and uniformity in product quality that is similar to those standards for existing conventional drugs.

Under the New Regulations, market participants are required to apply for various licenses for the production, manufacturing and distribution of medical cannabis-based products. Each license establishes that the licensee adheres to certain protocols and standards regarding the quality and standardization of practices for (1) propagation and breeding, (2) cultivation, (3) extraction, formulation and packaging, (4) storage and delivery and (5) pharmacies. In addition, the New Regulation requires that the whole operation be secured under appropriate conditions, in accordance with the IMC-GSP standard.

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Licenses are initially granted on a provisional basis, subject to the development and completion of a facility with adequate protocols and systems to meet the standards required by the license. Applicants are not officially permitted to breed, cultivate, manufacture or distribute cannabis or cannabis products until the nursery, cultivation and manufacturing facilities are constructed and pass inspection by the IMCA. After the facilities pass inspection, the IMCA will issue the final cannabis licenses for each operation. The license is renewable subject to the limitations, terms and conditions of the IMCA, and licenses are subject to annual reviews of the licensees conduct and compliance with applicable laws and standards.

The production processes of cannabis plants used for the production of raw materials, the manufacturing and packaging processes and the procedures of distribution thereof, must all be carried out under the strict control and supervision and in accordance with the IMCA standards. Therefore, throughout the entire process, including the breeding phase, the production of the finished product and the distribution of the finished product through a pharmacy, each link in the chain is obliged to strictly maintain optimal and homogenous environmental conditions, and to strictly maintain defined and homogenous working procedures that are based on these standards. Regular and periodic analytical examinations shall be conducted throughout the entire chain of production, pursuant to the requirements, in order to ensure and to document that the plant complies with the analytical standards and the level of quality required during each of the phase of the chain of production.

Pharmacy Regulations

As part of the New regulation, pharmacy owners who wish to sell medical cannabis are required to apply for a dedicated license granted by the IMCA to sell, and store cannabis. Pharmacies are also subjected to regulations of several other governmental bodies including the MOH, the local municipality, and the district pharmacists.

Pharmacies must also obtain a business license. Granted by the MOH and the local municipality, business license to operate a pharmacy in Israel requires approval from several authorities including, the fire department, the police, and several other departments in the local municipality. The pharmacy is also required to comply with the MOH and district pharmacists’ requirements, which include different security measures, certain safety protocols, and compliance with the requirements for storage of narcotics (including cannabis).

In addition, pharmacies require a GDP license to sell medical cannabis. Granted by the IMCA after obtaining the final business licenses, the license to sell medical cannabis is subjected to compliance with GDP and GSP standards of the IMCA, which include, but not limited to, full compliance with the GSP protocols, which are dedicated security measures for storage (which is subject to certain capacity limitations). Under the GDP, only certified cannabis pharmacists are allowed to sell cannabis and advise patients.

Lastly, pursuant to applicable Israeli regulations, Intercure is prohibited from paying commissions or incentive fees, directly or indirectly, to pharmacists or doctors and Intercure has been complying with these requirements.

Medical cannabis transportation regulations

The transportation of medical cannabis is also subjected to the GDP and GSP standards and requires a transport license from the IMCA. Certain security measures are applied to the transportation of medical cannabis which vary in accordance with the quantities shipped and where the product is shipped. For example, shipping cannabis from manufacturers to wholesalers requires armed vehicles and with security personnel while home deliveries require lighter security measures as long as the quantity handles is less than one kilogram.

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Export & Import of Pharmaceutical-Grade Cannabis

The State of Israel is bound by the Narcotics Convention, which governs the import and export of cannabis between countries that are a party to the Narcotics Convention. The Narcotics Convention is an international treaty to prohibit the production and supply of specific drugs (nominally narcotic drugs and drugs with similar effects) except under license for specific purposes, such as medical treatment and research. The Commission on Narcotic Drugs and the World Health Organization were empowered to add, remove, and transfer drugs among the Narcotics Convention’s four schedules of controlled substances. The International Narcotics Control Board was authorized to administer controls on drug production, international trade, and dispensation. The United Nations Office on Drugs and Crime was delegated the Board’s day-to-day work of monitoring compliance in each country and working with national authorities to ensure compliance with the Narcotics Convention. The Narcotics Convention has 186 state parties, including all the countries in which we operate and plan to operate.

From an export perspective, in January 2019, the Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products. As of the date of this registration statement, we believe that, as a partial result of government instability, permanent approval and regulation of the export of pharmaceutical-grade cannabis and cannabis-based products has not yet been enacted. Nevertheless, during the fourth quarter of 2020, the Israeli government, as part of a pilot project to issue export permits for licensed producers, granted us a temporary export permit. The pilot program (as well as our temporary export permit) was set to expire on December 31, 2020, but was subsequently extended to March 2021.

From an import perspective, in January 2020, due to a shortage in the Israeli market of pharmaceutical-grade cannabis, the Israeli MOH and the IMCA expedited the process of approving import licenses of such cannabis, and for the first time ever, pharmaceutical-grade cannabis and cannabis-based products were imported into Israel. In October 2020, the IMCA published a directive that included updated qualifications for a licensee to receive an import license and the guidelines under which such import may take place.

Regulation regarding CBD

On December 8, 2020, Israel’s Minister of Health signed a new regulation that removed CBD from the Israeli DDO. For the removal to be completed, the regulation must go before the Knesset’s Committee on Health, Welfare and Labour for a vote and ratification. As the Knesset was dissolved on December 23, 2020, the regulation did not go before the committee. We believe that once a new government will form, the legislative process removing the CBD from the DDO will continue.

The European Union

On February 13, 2019, the Members of the European Parliament adopted a resolution on the use of cannabis for medicinal purposes (“Resolution 2018/2775(RSP)”). Resolution 2018/2775(RSP) called for a legal definition of “medical cannabis” in order to clearly distinguish between cannabis-based medicines approved by the European Medicines Agency or other regulatory agencies and cannabis for recreational or industrial use that is not regulated by the same standards. Resolution 2018/2775(RSP) also called for increased research into the possible uses of THC, CBD and other cannabinoids for medical treatment, including their effects on the human body, and promotion of equal access to cannabis-based medicines by ensuring that health insurance schemes cover effective cannabis-based medication.

There is no formal EU definition of “medical cannabis.” Medical cannabis can be described as whole-plant cannabis-derived products (generally cannabis flower or oils) that are licensed by member state health systems for prescription by a physician. As recognized by the European Monitoring Centre for Drugs and Drug Addiction, medical cannabis refers to a wide variety of preparations and products that may contain different active ingredients and use different routes of administration.

From a legal and regulatory perspective, there are two categories of medical cannabis products:

●	Cannabis-derived medicinal products - Cannabis derived medicinal products are products which have been granted a marketing authorization from a regulatory authority (the European Medicines Agency at the EU level or competent national authorities at EU member state level), after going through extensive clinical trials to test the products’ safety and effectiveness. These products are regulated as (cannabis-derived) “medicinal products” in accordance with the harmonized EU regulatory system set forth by EU Directive 2001/83/EC. To date, several cannabinoid-containing medicinal products have been authorized for marketing in the EU and certain EU member states, have authorized for marketing in their states plant-based products including, but not limited to, Sativex® (nabiximols) and Epidyolex® (CBD), and synthetic products Marinol® (dronabinol) and Cesamet® (nabilone).

●	Cannabis preparations for medical use – Cannabis preparations for medical use consist of products that may be authorized through national distribution and use authorizations or licenses in certain EU member states. This group of products includes, but not limited to, raw cannabis (such as the flowering tops, resin, and oils extracted from the plant). Alternatively, raw cannabis can be transformed by a pharmacist into a magistral preparation in accordance with a medical prescription, or the raw cannabis may already have been transformed by the manufacturer into standardized cannabis preparations. These cannabis preparations can vary greatly in composition, depending for example on the strain of cannabis, the growing conditions and how the preparations are stored.

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Since the EU is not a party to the international conventions related to the control of drugs, the determination as to whether to implement the requirements of said conventions is made by the individual EU member states. The regulation of medical cannabis falls largely within the competence of the EU member states, which may decide to permit the medical use of cannabis preparations (without requiring a marketing authorization in accordance with EU Directive 2001/83/EC) under specific conditions. Pursuant to Article 5(1) of EU Directive 2001/83/EC (which relates to so-called “named patient use” of medicinal products), the use of medical cannabis can only be authorized by member states upon medical prescription and when there is a medical need for the patient.

While each country in the European Union has its own laws and regulations, there are many commonalities in the development of the medical-use cannabis markets in the EU. For example, in order to ensure the quality and safety of products for patients, many European Union countries only permit the import and sale of cannabis and cannabis-based products for medical use when the manufacturer can demonstrate a certification of compliance, issued by a competent member state authority, with the EU-GMP standards. Under the EU-GMP system, a competent authority of any European Union member state may conduct an inspection at a drug-manufacturing site, and, if the competent authority is satisfied that the EU-GMP standards are met, issue a certificate of EU-GMP compliance to the manufacturer for specified elements of the manufacturing process being carried out at that site. Each country in the European Union will generally recognize an EU-GMP certificate issued by any competent authority within the European Union as evidence of compliance with EU-GMP standards. Certificates of compliance issued by a competent authority in another country outside of the European Union, e.g. certificates based on the GMP guidelines of the World Health Organization (WHO), will also be recognized if that country has a mutual recognition agreement with the European Union.

Many European Union member states are signatories to the Narcotics Convention. Consequently, the import and export of cannabis among those countries must comply with the terms of the Narcotics Convention.

Regulation regarding CBD

On November 19, 2020, the European Union’s highest court, the Court of Justice of the European Union, ruled that cannabidiol (CBD) is not a narcotic drug (See Case C-663/18). The court conceded that while restrictions on the free movement of goods can be justified on the basis of a “public interest” objective, such as the “protection of public health”, such restrictions should be appropriate and should not go beyond what is necessary in order for the EU member state to obtain that objective. On the facts of Case C-663/18, the court implied that the restrictions in place to restrict the movement of CBD products were not found to be justified. This was due to the fact that the nation with the CBD restrictions in place did not restrict the import of synthetic CBD, which has the same properties as the CBD at issue. The lack of such a restriction on the movement of synthetic CBD suggested to the court that the impugned legislation was not appropriately designed to attain the objective it set out (that is, the objective of protecting public health).

Nevertheless, to date, the status of CBD, which can be included in different types of regulated products (e.g. cosmetics, food, etc.), remains unclear in the European Union. For example, with respect to cosmetic products, while the European Cosmetic Ingredient database highlights the cosmetic functions of CBD (i.e., its antioxidant, anti-seborrheic, skin conditioning and skin protecting properties), it also considers that its use in cosmetic products may be prohibited if it is prepared as an extract or tincture of cannabis in accordance with the Narcotics Convention. As the Narcotics Convention uses a narrow definition of cannabis limited to “the flowering or fruiting tops of the cannabis plant” and excludes the seeds and leaves of the plant, from an EU perspective, CBD may be used in cosmetics when it is obtained from the seeds and leaves (only) of cannabis plants. EU member state regulations on controlled substances may differ in their treatment of CBD products.

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Germany

The Act on the Amendment of Narcotic Drugs and Other Regulations (Gesetz zur Änderung betäubungsmittelrechtlicher und anderer Vorschriften) which came into force on March 10, 2017, introduced an exception to allow the prescription and sale of cannabis for medical purposes. Prior to March 2017, the import of cannabis was not permitted, and pharmacies could request medical cannabis from abroad for specific patients only in exceptional circumstances, subject to a special case-by-case approval issued by BfArM. Since March 2017, cannabis cultivated for medical purposes outside Germany can be imported and marketed in Germany by private companies provided those companies have obtained relevant licenses that are in line with the Narcotics Convention.

Germany permits the import of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotics Convention and the Good Agricultural and Collection Practice, an annex to the EU-GMP standards.

German law does not place quantitative restrictions on imports, but requires importers, exporters, traders and others who put cannabis products on the German market to apply for a license under the Federal Narcotics Act (Betäubungsmittelgesetz), (“BtMG”). In other words, any person who wishes to cultivate, produce or trade in narcotic drugs, or without engaging in their trade, to import, export, supply, sell, otherwise place them on the market, or acquire narcotic drugs, requires a license issued by the Federal Opium Authority (Bundesopiumstelle). Permissions under such a license may be restricted, without limitation, in relation to:

(a) the kind of narcotic drugs and of the trade in narcotic drugs;

(b) the annual quantity and the stock of narcotic drugs; and

(c) the location of the sites.

In addition to a narcotics trade license, each import or export of narcotic drugs with a starting or end point in Germany must be authorized by BfArM. Importers and exporters, in each case, are required to submit an application for import/export authorization to BfArM. Applications for import permits must include the specifics of the contemplated shipment. Import permits are issued on a shipment-specific basis and generally have a three-month validity period. The import permit, once granted, will specify, among other details, for each shipment:

(a) the importer;

(b) the exporter;

(c) for every narcotic to be imported:

(i) the central pharmaceutical number (if available);

(ii) the number of package units;

(iii) the number of dosage units; and

(iv) the name of the narcotic and concentration of active substances.

Medicinal cannabis imported under the Narcotics Convention, subject to a license under the BtMG, may be placed on the market only by a registered pharmacist and only in the form of dried cannabis inflorescences or cannabis extracts in a quantity that is approved for individual prescription. BfArM has approved three cannabinoid profiles for medicinal use in Germany. Besides dried cannabis flowers and cannabis extracts, the ready-to-use drugs Sativex® and Canemes® as well as the drug prepared on prescription dronabinol are permitted in the German market.

Medical cannabis falls under the definition of a medicinal product, as defined in the German Medicines Act, and requires a Wholesale Trading License if a commercial entity engages in wholesale of medical cannabis. Wholesale trading is defined broadly and includes any professional or commercial activity involving the procuring, storing, supplying or exporting of medicinal products, with the exception of the dispensing of medicinal products to consumers.

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Government Regulations – Clinical Trials

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), 5740-1980, as amended from time to time, and other applicable legislation. These regulations also require authorization from the MOH, except in certain circumstances, and in the case of genetic trials, special fertility trials and similar trials, an additional authorization of the overseeing institutional ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since, at this time, we expect all of the clinical trials involving our pharmaceutical-grade cannabis products to be conducted in Israel, we and our partners will be required to obtain authorizations from the ethics committee and general manager of each institution in which we and our partners intend to conduct our clinical trials, and in most cases, from the MOH.

Initial clinical trials (Phase 1 studies) assess how to safely administer and dose a drug with a small number of healthy volunteers. If those trials are successful, Phase 2 studies are conducted to explore the effectiveness of the drug for a particular medical indication over a range of doses and to determine the short-term side effects of such drug use. These studies typically involve a few hundred subjects. If Phase 2 studies are successful, pivotal Phase 3 studies are then designed to build on the information learned in the earlier studies, and to further study safety and assess the efficacy of the investigational drug for a particular medical indication in a defined patient population. Phase 3 studies can also provide additional safety data, including information regarding the long-term effects of the drug in certain patient groups and the efficacy of different doses of the drug. These later trials can sometimes involve the enrollment of several thousand subjects to provide the needed information about the investigational drug’s safety and efficacy.

The MOH has approved the use of pharmaceutical-grade cannabis as a treatment for certain symptoms and indications, subject to filing an application with the MOH and the IMCA by the patients and a subsequent receipt of approval. Clinical trials that study pharmaceutical-grade cannabis for these purposes do not require preclinical studies or Phase 1 trials as a condition for the approval of Phase 2 trials. However, we remain obligated under the MOH guidelines to notify the MOH if a study results in a Serious Adverse Event in connection with the use of the study drug. A “Serious Adverse Event” is defined as a reversible or an irreversible event for which any of the following is true: (i) caused death, life-threatening effects, persistent or significant disability or incapacity; (ii) caused severe or prolonged morbidity; required hospitalization or prolonged the duration of hospitalization; (iii) caused a congenital defect or harmed pregnancy as a result of treatment with the product during pregnancy; or (iv) other medically/clinically significant events, which may endanger a patient or require medical intervention to prevent the situations listed in (i) through (iii).

C.	Organizational Structure.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Canndoc Ltd.	Israel	100%
Cannolam Ltd.	Israel	50.1

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D.	Property, Plant and Equipment.

Southern Israel Site

Through our partnership with Kibbutz Nir-Oz, we are establishing a large-scale production facility covering a total gross area of 1.7 million square feet in southern Israel, which will also utilize climatized greenhouses and operate in tandem with our facility in northern Israel. As of the date of this registration statement, this facility is operating in its first phase of development which uses 300,000 square feet of the available space and produces 10,000 kilograms of cannabis annually (with the 2021 production plan target set at 3.5 metric tons). Once the facility reaches full operating capacity, assuming that the facility is fully operational at its maximum capacity and all regulatory approvals are received, it will be able to produce 88 tons of pharmaceutical-grade cannabis per year. Our facility and the production processes implemented there are certified under the IMC-GAP standards as well as the IMC-GSP standards, which contain strict detailed protocols for security at the site. We hold licenses for nursery and cultivation issued by the IMCA for 12 months until December 2021, which in the end of this period, following the IMCA standard audit, we will extend it to additional periods of 3 years each with respect to this facility. We will continue to develop and extend the southern facility capacity based on the regulatory development and demand for our products. We believe that operating the southern facility at its current capacity will supply our production needs for the following twelve to eighteen months. We plan to bring our facilities located in the Southern Kibbutz to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. We do not have any specific plans regarding the expansion of our capacity at facilities located in the Southern Kibbutz at this time.

Northern Israel Site

Through our partnership with Beit HaEmek Kibbutz, an Israeli collective agricultural community (a “kibbutz”), we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3,000 kilograms of pharmaceutical-grade cannabis per year. Our facility and the production processes implemented there are certified under the IMC-GAP standards as well as the IMC-GSP standards, which require strict detailed protocols for security at the facility. We hold licenses for nursery and cultivation issued by the IMCA that is set to expire in September 2023 with respect to this facility. We have the option to expand our production area at this facility to a total of approximately 160,000 square feet, which would increase our total production capacity to up to 10,000 kilograms of pharmaceutical-grade cannabis per year.

Head Office (Israel)

We have leased office space located in central Israel that houses our management, financial and administrative functions. Part of the office is leased by companies that are related to Mr. Alex Rabinovich, our majority shareholder, director and CEO. These leases were approved by the Audit Committee and the Board. The amounts payable under these leases are immaterial relative to our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

Overview

The following discussion of our financial condition and results of operations is intended to convey management’s perspective on our operational performance and financial performance as measured in accordance with IFRS. We intend this disclosure to assist readers in understanding and interpreting the audited consolidated financial statements included in this registration statement. This section is based on, and should be read in conjunction with, those audited consolidated financial statements and the notes thereto.

The following discussion contains forward-looking statements. Actual results could differ materially from those that are discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement, particularly under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

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Introduction

We, through our wholly owned (100%) subsidiary Canndoc, are a pioneer in the medical cannabis industry. Throughout our 13 years of operating experience, we have developed advanced production systems, secured long-term exclusive strategic agreements with other global leaders in medical cannabis, compiled a database cataloguing the treatment of thousands of patients, sponsored an extensive set of clinical trials, established sales of our products in all cannabis-licensed pharmacies throughout Israel, and secured our position as thought leaders in the global cannabis industry.

Since our initial entry into Israel’s medical cannabis industry, we have provided our products directly to thousands of patients with a focus on quality, advanced service, and the accumulation of genetic and clinical knowledge. Following the acquisition of Canndoc in early 2019, we implemented a growth strategy to establish our leadership in Israel and the global medical cannabis industry, consistent with a growing trend toward pharmaceutical quality standards.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of this strategy, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Aphria and Charlotte’s Web. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations such as Germany, the United Kingdom, Canada and more, all of which are pending the permanent approval of commercial cannabis exports from Israel.

Through Cannolam, we operate the private chain Givol™ which is the first and leading chain of pharmacies focused on medical cannabis in Israel. The chain currently includes ten pharmacies across Israel. In addition, the chain operates a nationwide ordering and delivery system that serves the entire medical cannabis patient community in Israel. The chain includes nine active pharmacies and another pharmacy under construction in the city of Be’er Sheva. Six of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the other pharmacies. In addition, Cannolam has exclusive rights to leading international cannabis brands such as Cookies and Mr. Nice.

In 2019, we invested significant resources to upgrade and expand its production systems and establish a global network of advanced production facilities that meet the quality requirements and strict standards across target markets. In December 2020, the Company was granted a permit by the MOH, as part of a cannabis-export pilot program, for the commercial export of its products to Tilray as part of a strategic partnership between the companies. The export permit was obtained after the Company secured an import permit from the Portuguese authorities, demonstrating its products complied with the requirements of European regulation in Portugal and the EU-GMP standard. The export request is a continuation of the developments that have taken place in Israel in recent months and the company’s preparations for exporting its products.

Our production system, assuming that all facilities are fully operational at their maximum capacity and all regulatory approvals are received, allows for a maximum production capacity of over 100,000 kilograms of high quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with 9 clinical studies approved by the MOH and one active phase 3 clinical trial. We have acquired a unique knowledge throughout our 13 years of experience operating in the cultivation, growth and genetics of cannabis strains. Combined with our analyses of patient use and experience data, we are uniquely positioned to enter into research collaboration agreements with leading organizations and companies. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future partnerships and agreements with pharmaceutical companies.

We, through our wholly-owned subsidiary, Canndoc, and our 50.1% interest in Cannolam, operate primarily in the cannabis sector. As of this date, our main reporting segment is our medical cannabis segment, which generates 100% of our revenue. In addition to that, as a result of our operations prior to its acquisition of Canndoc, have financial assets in the biomed sector that were made for investments purposes and do not represent a material focus of our current business.

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Recent Developments

On February 9, 2021, we entered into an amended and restated merger agreement (hereinafter: the “Arrangement Agreement”) with Subversive Real Estate Acquisition REIT LP, a special purpose acquisition company (SPAC) and limited partnership established under the Limited Partnerships Act (Ontario) (“Subversive LP”). Pursuant to the Arrangement Agreement, our subsidiary acquired all of the outstanding Units of Subversive LP, in exchange for our ordinary shares by way of a plan of arrangement (the “SPAC Transaction”). Concurrently with the SPAC Transction, Subversive LP conducted a non-brokered private placement of 6.5 million Limited Partnership Units for an aggregate amount of $65 million. At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive LP unit holders, including those that participated in the concurrent private placement. 5,237,000 of our ordinary shares were allocated as part of the SPAC Transaction and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq.

Financial Overview

Revenues. Our revenue is principally generated from distributing and marketing our medical cannabis products.

Cost of Revenues. Our cost of revenues consists of salaries and related salaries and related personnel expenses, materials, car maintenance, and subcontractor costs.

Operating Expenses. Our current operating expenses consist of three components:

●	General and Administrative. General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors’ fees and associate costs, depreciation and amortization, and insurance.

●	Research and Development. Our research and development expenses consist primarily of salaries, including share-based compensation and related personnel expenses, cost of third party consultants, equipment, patent costs, regulatory costs and travel expenses.

●	Selling and Marketing. Our selling and marketing expenses consist primarily of salaries, including share-based compensation and related personnel expenses to selling, marketing and business development and related personnel expenses.

Financial Expenses and Income. Financial expenses and income consist primarily of interest on deposits, interest paid on leases and loans and foreign exchange gains and losses. For additional details regarding the manner in which we record financial expenses and income, see the discussion under the caption “Critical Accounting Policies and Estimates” below.

Taxes on Income. We are subject to income taxes in Israel. For additional details regarding our income taxes, see Note 18 to our audited consolidated financial statements included elsewhere in this registration statement, and the discussion in “Item 10E – Taxation” below.

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Non-IFRS Financial Measures

In this registration statement, we use certain non-IFRS financial measures to measure, compare and explain our operating results and financial performance. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. We define such financial measures as follows:

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income);

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization; and

“EBITDA run rate” means EBITDA, annualized irrespective of the length of the applicable period.

“Run Rate Revenue” means revenue, annualized irrespective of the length of the applicable period.

These measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net losses from continuing operations to EBITDA and Adjusted EBITDA, please see “Results of Operations” below.

Financial Instruments and Financial Risk Exposure

We are exposed to a variety of financial risks, which results from our financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on our financial performance and position.

Our financial instruments are our cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for our operation. We actively measure, monitor and manage our financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from our financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by us to manage these risks are discussed below.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. We closely monitor the activities of our counterparties and control access to our intellectual property, which enables us to ensure the prompt collection of customers’ balances. Our main financial assets are cash and cash equivalents as well as other receivables and represent our maximum exposure to credit risk in connection with its financial assets.

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Capital management

We consider our capital to be comprised of shareholders’ equity. Our objectives in managing our capital is to maintain our ability to continue as a going concern and to further develop our business. To effectively manage our capital requirements, we have a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of our capital requirements, we prepare expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to our approach to capital management during the year ended December 31, 2020. There are no externally imposed restrictions on our capital.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of our subsidiaries is the currency of the primary economic environment in which the respective entity operates; we have determined the functional currency of each entity to be the NIS. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and conditions which determine the primary economic environment.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Biological assets

The fair value of biological assets and the cost of inventory at point of harvest is determined based on the overall estimates of management (key assumptions - expected selling price according to the determined arrangements, completion and processing costs, percentage of mature plants), changes in assumptions used to measure fair value may affect the fair value of biological assets or the net realizable value.

Shared-based payment transactions

Employees / other service providers of the Company are entitled to benefits in the form of the Company’s equity-settled share-based payment plans. The cost of equity-settled transactions with employees is measured according to the fair value of the equity instrument on the grant date. The fair value is established using a generally accepted options pricing model. When the Company makes changes to the terms of an equity-settled grant, an additional expense is recognized, beyond the original expense which was calculated in respect of the change, which increases the overall fair value of the compensation which is granted or which benefits the employee / other service provider, according to the fair value on the date of the change.

Goodwill

For the purpose of determining whether impairment of goodwill has occurred, Company management estimates the value in use of cash-generating units to which goodwill has been allocated. changes in assumptions used to measure the Goodwill may affect our financial statements.

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Results of Operations

The following discussion of our results of operations for the years ended December 31, 2020, 2019 and 2018, including the following tables, which present selected financial information, is based upon our consolidated statements of operations contained in our consolidated financial statements for those periods, and the related notes, included in this registration statement.

	For the year ended December 31
	2020	2019	2018
	NIS in thousands (except for per share data)
Revenue	65,035	8,926	-
Cost of revenue before fair value adjustments	34,649	7,456	-

Gross income before impact of changes in fair value	30,386	1,470	-

Unrealized changes to fair value adjustments of biological assets	3,202	3,076	-
Profit from fair value changes realized in the current year	(1,613)	(3,067)	-

Gross income	31,975	1,479	-

Research and development expenses	1,576	1,710	-
General and administrative expenses	18,601	80,109	9,810
Selling and marketing expenses	8,440	2,693	-
Other expenses (income), net	4,563	(58,962)	324
Company’s share in the profit or loss of associate	-	340	1
Changes in the fair value of financial assets through profit or loss, net	37,195	(20,996)	577

Operating loss	38,400	3,415	10,712

Finance income	620	141	6
Finance expenses	528	3,292	2,092

Total finance expenses (income), net	(92)	3,151	2,176

Loss before tax	38,308	6,566	12,798

Tax income	2,268	673	-
Total comprehensive loss for the year	36,040	5,893	12,798
Interest / Financing cost	(92)	3,151	2,176
Tax expenses (income)	(2,268)	(673)	-
Depreciation and amortization	3,253	829	10
EBITDA	(35,147)	(2,586)	(10,612)

Share-based payment expenses	10,008	68,036	7,829
Other expenses (income), net	4,563	(58,962)	324
Impairment losses and (gains) on financial assets through profit or loss	37,195	(20,996)	487
Fair value adjustment to inventory	(1,589)	(9)	-
Adjusted EBITDA	15,030	(14,517)	(1,972)

Loss per share
Basic and diluted loss	(1.42)	(0.25)	(0.71)

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The tables below shows the breakdown of our sales and profit by operating segment, both with regard to the medical cannabis segment and the biomed segment, for the financial years ended December 31, 2020, 2019 and 2018. Reconciliation of operating segment data includes the cancellation of assets of the medical cannabis segment, the addition of investments in accordance with the equity method, and the addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2020
External sales	65,035	-	-	65,035
Segment profit (loss)	14,250	(37,195)	-	(22,945)

General and administrative expenses not attributable to segments				(10,892)
Other expense, net				(4,563)
Equity losses				-
Operating profit (loss)				(38, 400)

Segment assets (1)	114,559	3,517	208,194	326,270
Segment liabilities	23,935	-	10,227	34,162

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2019
External sales	9,609	-	(683)	8,926
Segment profit (loss)	(12,567)	20,996	895	9,324

General and administrative expenses not attributable to segments				(71,361)
Other income, net				58,962
Equity losses				(340)
Operating profit (loss)				(3,415)

Segment assets (1)	47,846	40,087	194,300	282,233
Segment liabilities	(53,518)		27,486	(26,032)

(1) In 2019 the Company consolidated Canndoc’s operating results for the first time, beginning in February 2019.

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

As mentioned above, through our wholly-owned subsidiary, Canndoc, and our 50.1% interest in Cannolam, we operate primarily in the cannabis sector. As of this date, our main reporting segment is our medical cannabis segment, which generates 100% of our revenue. In addition to that, as a result of our operations prior to its acquisition of Canndoc, we have financial assets in the biomed sector that were made for investments purposes and do not represent a material focus of our current business. Our investments in the biomed sector are mainly presented in our financial statement as Investment in Assets Measured at Fair Value through Profit or Loss.

Revenues – Total revenues was NIS 65 million in 2020, an increase of approximately 625% from 2019. The growth in revenue was primarily due to (a) the initial consolidation of Cannolam’s results as of the second quarter of 2020, which accounted for approximately NIS 11.1 million; and (b) the growing medical cannabis market, which has increased the demand for our products. Since the beginning of 2020, the Company has focused on accelerating and growing its commercial activity in the medical cannabis sector in the local market and in major markets around the world. As part of the growth strategy, the Company works in strategic and exclusive collaborations with international cannabis leaders Tilray, Organigram and Aphria. As a result of these partnerships, the party launched new products lines that led to high demand and increased market growth and market share.

The cannabis segment’s yearly revenues grew significantly, with revenue of NIS 65 million in 2020, or an increase of approximately 575% from 2019. Revenues for the cannabis segment in the fourth quarter grew to a record turnover of approximately NIS 27 million, representing an annual rate of approximately NIS 108 million, a growth of 15 times greater than the fourth quarter of 2019 and 20% greater than the third quarter of 2020.

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Gross profit after effect of fair value –We ended 2020 with yearly gross profit of approximately 50% as compared to 13% in 2019 in the segment, with continuous improvement from quarter to quarter when the profit in the fourth quarter of 2020 stands at 50% and reached NIS 14 million in the quarter, an improvement of over one thousand percent compared to the previous year where the profit rate was NIS 1 million, mainly in light of the accelerated growth in revenue. During the reporting period, Canndoc successfully completed the first commercial cycle of high-quality Canndoc products and began marketing them during the first quarter of 2021.

General and Administrative – Our general and administrative expenses were NIS 18.6 million in 2020, a decrease of approximately 77% from 2019. This decrease was mainly due to a decrease in share-based payment expenses, which amounted to NIS 10.0 million and NIS 68.0 million in 2020 and 2019, respectively. Significant share-based payment expenses were incurred in 2019 as part of the Company’s acquisition of 100% of Canndoc’s ordinary shares.

Marketing and selling expenses – Our Marketing and selling expenses were NIS 8.4 million in 2020 compared with NIS 2.6 million for the year ended December 31, 2019. The increase in the marketing and selling expenses were directly connected to the increase in revenues and other operating activity in 2019.

Changes in the fair value of financial assets through profit or loss, net – The changes in our financial assets in 2020 as compared to 2019 were due to our investment in assets measured at fair value through profit or loss in the biomed sector.

Other revenue (expenses) – The primary change in 2020 as compared to 2019 was due to gain from obtaining control in Canndoc in 2019 (from 38% to 100%). .

EBITDA – Our EBITDA was a negative NIS 35.1 million in 2020, as compared to EBITDA of a negative 2.6 million in 2019. This decrease was mainly due to impairment losses on financial assets of NIS 37.1 million in 2020.

Adjusted EBITDA- Our Adjusted EBITDA was NIS 15 million in 2020, as compared to Adjusted EBITDA of a negative NIS 14.5 million in 2019. The significant improvement is due to increase in our revenues and operations during 2020.

With regard to the medical cannabis segment, the company achieved positive Adjusted EBITDA of approximately NIS 9 million in the fourth quarter of 2020, representing an EBITDA run rate of approximately NIS 35 million. By comparison, EBITDA for the segment was approximately negative NIS 3 million in the fourth quarter of 2019. This increase was primarily due to revenue growth and improvement in gross profit.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Revenues – Total revenues was NIS 65 million in 2019, as compared to zero revenues in 2018. A substantial proportion of our revenue growth in 2019 was due the fact that Canndoc’s revenues were consolidated with that of Intercure for the first time in February 2019. In addition to that, the New Regulations came into effect in April 2019. As mentioned above, the New Regulations led to significant changes in our financial results given the changes to the pricing model.

Gross profit after effect of fair value - A substantial proportion of our gross profit growth was also due to the fact that Canndoc’s income was consolidated with that of Intercure for the first time in February 2019. While the New Regulation led to a moderate increase in the cost of sales, the relationships between the cost and revenue weren’t linear and revenue grew more than the costs.

General and Administrative – The material increase in expenses was primarily due to the consolidation of Canndoc’s expenses with those of Intercure for the first time in February 2019 and the overall increased activity in 2019.

Marketing and selling expenses – The changes in our marketing and selling expenses is due to the consolidation of Canndoc’s operation from the first time in February 2019.

Impairment losses (gains) on financial assets - The changes in our financial assets in 2019 as compared to 2018 were due to our investment in assets measured at fair value through profit or loss in the biomed sector.

Other revenue (expenses) – The increase was primarily due to the recognition of a profit in the amount of approximately NIS 58.8 million as a result of the fair value measurement of Intercure’s equity holdings (at a rate of 38%) in Canndoc, which were held before obtaining control in February 2019.

EBITDA – The increase was primarily due to the fact that Canndoc’s revenue was consolidated for the first time in February 2019.

Adjusted EBITDA- Our Adjusted EBITDA was negative NIS 14.7 million in 2019, as compared to Adjusted EBITDA of negative NIS 1.9 million in 2018. The decrease in the Adjusted EBITDA related to Canndoc expenses (General and Administrative and marketing and selling expenses) in 2019 which were consolidated for the first time.

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B.	Liquidity and Capital Resources.

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Intercure has been generating profits and has experienced positive cash flows, which are the expected to be the primary sources to fund its future operations. In addition, Intercure has cash reserves as a result of the completion of the noted private placements. Lastly, as a public company, Intercure may access the public and private markets to finance any additional needs it may have, including through the issuance of debt or equity securities.

Intercure does not expect to require any additional funding in the future as it projects a positive cash flow from operations.

The table below presents our cash flows for the periods indicated:

NIS in thousands	December 31,
	2020	2019	2018
Operating activities	7,803	(11,569)	(1,486)
Investing activities	(22,763)	(26,087)	(7,955)
Financing activities	25,289	63,234	10,614
Cash and cash equivalents	37,888	27,338	3,416

Operating Activities

The increase in 2020 relative to 2019 was primarily due high demand to its quality products lines, and shows a continuous improvement in all profitability indices which is reflected both in the improvement of operating profitability and in continuous improvement and positive cash flow from operating activities.

The increase in 2019 relative to 2018 was primarily due to the consolidation of Canndoc’s results with those of Intercure as a result of Intercure obtaining control over Canndoc in February 2019.

Investing Activities

The main investment in 2020 is in fixed assets in the expansion of Canndoc’s production capacity (investments in the southern facility).

The decrease in 2019 relative to 2018 was primarily as a result of the continued investment in fixed assets by expanding the production system (including investments in the Southern facility).

Financing Activities

The changes in 2020 relative to 2019 were primarily due to the private placement of Intercure Shares that was completed in August 2020 in the amount of NIS 38.1 million and repayment of NIS 13 million shareholder loan.

The increase in 2019 relative to 2018 was primarily due to a private placement that was completed in February 2019 in the amount of NIS 62 million.

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C.	Research and Development

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D.	Trend Information

See Item 4, Item 5.A and Item 5.B.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of April 6, 2021:

Name	Age	Position
Ehud Barak	79	Chairman
Alexander Rabinovich	50	Chief Executive Officer
David Salton	61	Independent Director
Lennie Grinbaum	45	External Director
Gideon Hirschfeld	55	External Director
Alon Granot	60	Director
Amos Cohen	42	Chief Financial Officer
Michael Auerbach*	46	Director Nominee
Rami Levy	56	Chief of Operations
Moshe Gavrielov	41	Vice President S&M

* Subject to approval of the IMCA

Ehud Barak has served on Intercure’s board of directors as Chairman since March 2019. Mr. Barak also currently serves on the board of three other Israeli companies: Carbyne Ltd., Guardicore Ltd. and Cypertoka Ltd. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defense Forces (the “IDF”), as the most decorated soldier in its history. Mr. Barak served in top positions in the IDF, including Head of Planning, Head of Military Intelligence, Commander of the Central Command and Deputy Chief of General Staff. As Chief of the General Staff of the IDF, he was involved in the negotiation and implementation of the 1994 peace treaty with Jordan. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University. Since September 2016, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, a strategic consulting firm.

Alexander Rabinovich has served on Intercure’s board of directors since October 2018 and is also the Chief Executive Officer of Intercure. He has significant public company experience with both Nasdaq and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Intercure and G.F.C Green Fields Capital Ltd., a public company listed on the TASE, engaged in investments in renewable energies. Mr. Rabinovich also serves on the board of directors of XTL Biopharmaceuticals Ltd., a public company listed on the Nasdaq, and, until 2014, served on the board of directors of Pilat Media Global PLC, a public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange. Mr. Rabinovich holds a B.A. degree in economics and accounting from the University of Haifa.

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Alon Granot has served on Intercure’s board of directors since November 2020 and Canndoc’s board of directors since February 2019. Mr. Granot saved as Canndoc’s Chief Executive Officer from September 2019 to December 2020. From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd., or Frutarom, where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, Mr. Granot served as an external director at Inter Industries Ltd., a company that is publicly traded on the TASE. He also served as director in the semiconductor division of Kulicke & Soffa Industries, Inc., a public company listed on Nasdaq, from 1998 to 2001. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology.

Amos Cohen has served as Intercure’s Chief Financial Officer since March 2020. Mr. Cohen has over 15 years of financial and business experience, including as the CFO of Trendline Information and Communication Services Ltd., a TASE-listed company. Mr. Cohen has also served as the VP of finance at Walla (a Bazek group entity, which is the biggest telecommunications company in Israel) and as a director of FP&A at Reshet, the largest TV channel is Israel. Mr. Cohen holds a B.A. in economics from Ben-Gurion University and received an M.A. in accounting from College of Management Academic Studies.

David Salton has served as an independent director of Intercure Ltd. since December 2014. He has over twenty-five years of management experience related to investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to Intercure, Mr. Salton serves as independent director of ARAN Ltd. (TASE: 1085265) and SHL Telemedicine Limited (SHLTN:SIX). Since October 2019, Mr. Salton has served as the Chief Executive Officer of Vilrility Medical, a startup company, developing consumer medical device. From 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE) and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd.; Darely Pharmaceutical Ltd.; and DYN Diagnostics Holdings (2000) Ltd., and as board member of several companies listed on Tase. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds, B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

Lennie Michelson Grinbaum has served on Intercure’s board of directors as an External Director since September 2015. Ms Grinbaum has in depth experience in Contract Research Organisation as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms Grinbaum holds an LLB in Law and a BA in Business from The Interdisciplinary Center Hertzliya as well as an MBA specializing in finance from Imperial College London.

Gideon Hirschfeld joined Intercure’s board of directors in 2018 as external director. Mr. Hirschfeld has extensive experience in business development for various corporations, such as the Israel Post, where he served as Director, Marketing and Business Development, from July 2009 until March 2016, the Israeli Basketball Super League Administration and Academon Stores Ltd.. Prior to joining Intercure’s board, Gideon initiated joint ventures for technology-based products and services, mainly in the logistics and distribution fields. Mr. Hirschfeld has a proven track record in financial matters related to current operations and short and long-range financial plans. Mr. Hirschfeld holds an MBA degree and MA degree in education as well as two BA degrees in international relations and political science from the Hebrew University in Jerusalem.

Michael B. Auerbach is an entrepreneur, investor, business consultant, and private diplomat. He founded Subversive Capital LLC as a vehicle to invest in radical companies whose core missions subvert the status quo and require sophisticated government and regulatory strategies for success. Michael is an expert in the global cannabis industry and is a significant shareholder and board director of both Tilray, Inc. and Privateer Holdings, Inc. Mr. Auerbach has served as Senior Vice President of Albright Stonebridge Group LLC, a global strategy firm since 2012, and he also serves as a general partner of Subversive Capital, a venture capital firm and a private investment fund. From September 2009 to July 2012, he was Vice President, Social Risk Consulting at Control Risks Group Limited, a global risk consulting firm which acquired Social Risks, LLC, a consulting firm Mr. Auerbach founded in 2007. From 2005 to 2007, he was Associate Director for The Century Foundation, Inc., a progressive, non-partisan think tank. He began his career in technology in 1983 when he founded Panopticon Inc., a venture capital incubator concentrating on internet and mobile technology, and served as its Chief Executive Officer until January 2004. Mr. Auerbach also sits on the boards of Privateer Holdings, Inc., Tilray, Inc. and Duco Advisors, Inc. He also sits on the boards of Next for Autism and the KiDS Advisory Board of New York University’s Hassenfeld Children’s Hospital. He has an M.A. in International Relations from Columbia University and B.A. in Critical Theory from the New School.

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Moshe Gavrielov has served as Canndoc’s Director and vice president of sales and marketing since January 2020. Mr. Gavrielov has nearly 20 of experience in the pharma sector, including 18-year career at Teva Pharmaceuticals in executive sales and marketing positions where he established distribution channels in emerging markets. Mr. Gavrielov holds a BSc in industrial engineer from the open University and MBA from Bar-Ilan University.

Rami Levy has serves as Canndoc’s chief of operation since July 2019. Mr. Levy has more then 20 years of lead management and operational experience at Netafim, the largest Israeli aggrotech company, expanding global operations development to more than 190 territories. Mr. Levy holds a BSc in in industrial engineers and MBA from Ben Gurion University.

Family Relationships

There are no family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation.

The following table provides a summary of compensation earned by or paid, directly or indirectly, to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2020:

(NIS in thousands)					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal	Salary	Share Based Awards	Option Based Awards	Annual Incentive Plans	Long-Term Incentive Plans	All Other Compensation (3)	Total Compensation
Alexander Rabinovich Chief Executive Officer	2020	120	-	-	-	-	-	120
Amos Cohen Chief Financial Officer	2020	389	-	-	-	-	122	511
Ehud Barak Chairman of the Board	2020	274	-	9,874	-	-	-	10,148
Rami Levy Chief Operating Officer (Canndoc)	2020	537		-	60			597
Moshe Gabrilov Chief Marketing Officer (Canndoc)	2020	221		-	87		105	351

(1)	These options were granted during March 2021 in accordance with the Company 2015 ESOP plan.

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Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2020.

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)		Option exercise price (NIS)	Option expiration date	Value of unexercised in-the-money options (NIS)
Alexander Rabinovich Chief Executive Officer	-		-	-	-
Amos Cohen Chief Financial Officer	134,708	(1)	18.38	Four years from grant date	214,000
Ehud Barak	206,065		8.90	March 31, 2023	3,567,000
Chairman	412,130		13.35		6,989,000
	412,130		17.80		6,866,000
Rami Levy Chief Operating Officer (Canndoc)	186,569	(1)	18.38	Four years from grant date	299,600
Moshe Gabrilov Chief Marketing Officer (Canndoc)	134,708	(1)	18.38	Four years from grant date	214,000

(1)	These options were granted during March 2021in accordance with the Company 2015 ESOP plan.

Compensation of Other Senior Management and Directors

The aggregate compensation paid by us to our other executive officers and directors (not listed above) for the year ended December 31, 2020, was approximately NIS 842 thousand, including approximately NIS 144 thousand set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and most of them contain also customary provisions regarding assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management may be eligible for bonuses in accordance with our compensation policy and as set forth by our board of directors.

Directors’ Service Contracts

We do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

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Oversight and Description of Compensation

Compensation of Directors

Under Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Compensation of Executive Officers

Our Compensation Committee is responsible for, among other things, evaluating the performance of our executive officers, determining or making recommendations to the board with respect to the compensation of our executive officers, making recommendations to the board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the board with respect to the compensation policy for our employees and ensuring that we are in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

Philosophy and Objectives

The compensation program for senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

a)	attracting and retaining talented and highly-qualified executives;

b)	motivating the short and long term performances of executives; and

c)	creating a corporate environment which aligns their interests with those of the shareholders.

The compensation program is designed to provide competitive levels of compensation. We recognize the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s executive officers may receive compensation that is comprised of three components: (a) a base salary; (b)) equity participation through the Company’s Stock Option Plan or all such forms of compensation.

Base Salary

In our view, we pay base salaries which are competitive in the markets in which we operate. We believe that this is a first step to attracting and retaining talented, qualified and effective executives.

Equity Participation through Equity Incentive Plan

We have, as a part of our long-term incentive, adopted an Equity Incentive Plan. The purpose of the Equity Incentive Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants, to reward such of those non-employee directors, employees and consultants as may be granted securities under the Equity Incentive Plan by the Board from time to time for their contributions towards our long term goals and success and to enable and encourage such non-employee directors, employees and consultants to acquire our shares as long term investments and proprietary interests in Intercure.

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Pension Plan Benefits

Our executive officers are entitled to social benefits according to the Israeli law, which include a standard pension plan.

Israeli Corporate Law Matters Impacting Executive Compensation

Under Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Companies Law also requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Under Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

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C.	Board Practices

Foreign Private Issuer Status

The Nasdaq Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the Nasdaq Rules that we do not follow. When our shares are listed on the Nasdaq, we intend to continue to follow Canadian corporate governance practices in lieu of the requirement under Rule 5620(c) of the Nasdaq Rules that a company’s articles of incorporation provide for a quorum for any meeting of the holders of the company’s ordinary shares that is not less than 33 1/3% of the outstanding ordinary shares of the company. Our articles of incorporation provide that a quorum of shareholders is constituted by the holders of at least 5% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. In addition, we do not intend to follow Rule 5635 of the Nasdaq Rules that requires that shareholder approval be required for the Company to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and issuance of convertible notes. Neither Israeli securities laws nor corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the Companies Law, or where the TSXV requires the shareholder approval for the establishment of or amendments to equity-based compensation plans, in which case, we intend to applicable Israeli law requirements.

Corporate Governance

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

Intercure’s Canadian corporate governance disclosure obligations are set out in the Canadian Securities Administrators’ NI 52-110, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of Board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines. Such Guidelines will be applicable to Intercure provided that they do not contravene Companies Law.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Board of Directors

The primary function of the Board is to supervise the management of the business and affairs of Intercure, including the responsibility for the strategic planning process, assessing the performance of and overseeing Intercure’s management, the issuance of securities, succession planning, ensuring effective and adequate communication with shareholders, other stakeholders and the public, oversight of Intercure’s internal control and management information systems, corporate governance, director compensation and assessment and approving material transactions and contracts. The Board will also be responsible for reviewing the succession plans for Intercure, including appointing, training and monitoring senior management to ensure that the Board and management have the appropriate skills and experience. The Board has appointed an Audit Committee, and expect to appoint a Compensation Committee and a Corporate Governance and Nominating Committee. See below under “Committees of the Board”. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter.

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Director Independence

Under the Nasdaq Rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period after listing. For purposes of the Nasdaq Rules, an independent director means a person other than an executive officer or employee of the company who, in the opinion of the board of directors, has no relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees. Section 1.4 of NI 52-110 generally provides that a director is independent if he or she has no direct or indirect “material relationship” with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment. Notwithstanding the foregoing, the following are deemed as being in a material relationship: (a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer; (b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer; (c) an individual who: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time; (d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time; (e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and (f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

Our board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board has determined that Gideon Hirshfeld, David Salton and Lennie Grinbaum, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

Certain members of our board are also members of the boards of other public companies. See “—Directors, Executive Officers and Significant Employees”. Our board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Meetings of Independent Directors

The Board and committees will meet without management and non-independent directors at meetings of the Board, if considered necessary. These discussions will generally form part of the committee chairs’ reports to the Board. The Chair will chair the meetings and encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Code of Conduct

The board has not adopted a formal written Code of Business Conduct and Ethics. However, the small size of the board and number of officers and employees allows the board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. The board views good corporate governance as an integral component to its success and to meet its responsibilities to shareholders. As the Company grows in size and scope, the board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Monitoring Compliance with the Code of Conduct

Our nominating and corporate governance committee will be responsible for reviewing and evaluating the code of conduct at least annually and will recommend any necessary or appropriate changes to our board for consideration. The nominating and corporate governance committee will assist our board with the monitoring of compliance with the code of conduct, and will be responsible for considering any waivers therefrom (other than waivers applicable to members of the nominating and corporate governance committee, which shall be considered by the audit committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our Board as a whole).

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Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the BCBCA, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the BCBCA, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

As of the date hereof, except as otherwise disclosed in this registration statement, to the knowledge of the board or the management of the Company, there are no material interests, whether direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company of any of its subsidiaries.

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our code of conduct or any of our policies, or any unethical or questionable act or behavior, our code of conduct will require that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, we will adopt a whistleblowing policy which will contain procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our directors, officers, employees and others.

Committees of the Board

We currently have an audit committee, a compensation committee and a corporate governance and nominating committee, with each committee having a written charter.

Audit Committee

Our Audit Committee is currently comprised of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld. Our board has determined that each is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board has determined that David Salton is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “—Directors, Executive Officers and Significant Employees”.

Israeli Law Matters Pertaining to Audit Committees

Under Companies Law, Intercure is required to appoint an Audit Committee. The Audit Committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee.

Under Companies Law, the Audit Committee may not include the chairman of the Board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, under Companies Law, the Audit Committee must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under Companies Law is defined as either an external director or as a director who meets the following criteria:

● he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

● he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

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Companies Law further requires that generally, any person who does not qualify to be a member of the Audit Committee may not attend the Audit Committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee, provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the Audit Committee and for adopting resolutions by the Audit Committee is a majority of the members of the Audit Committee, provided such majority is comprised of a majority of independent directors, at least one of whom is an external director.

Approval of transactions with related parties

Under Companies Law, the approval of the Audit Committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. The Audit Committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the Audit Committee meets the composition requirements under Companies Law.

Audit Committee role

The Board has adopted an Audit Committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Marketplace Rules, which include, but are not limited to:

● Retaining and terminating our independent auditors, subject to the ratification of the Board, and in the case of retention, to that of the shareholders;

● Pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

● Overseeing accounting and financial reporting processes and audits of financial statements, the effectiveness of internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

● Reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

● Recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

● Reviewing with the general counsel and external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

● Identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the Board; and

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● Reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between Intercure and its officers and directors, or affiliates of such officers or directors, or transactions that are not in the ordinary course of business and deciding whether to approve such acts and transactions if so required under Companies Law.

Under Companies Law, the Audit Committee is responsible for:

● Determining whether there are deficiencies or irregularities in the business management practices of the company, including in consultation with the internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

● Determining the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

● Determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law);

● Where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

● Examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

● Examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to the board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

● Establishing procedures for the handling of employees’ complaints as to the management of the business and the protection to be provided to such employees.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee (the “Charter of the Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of Intercure and public disclosure documents containing financial information and reporting on such review to the Board, ensuring that adequate procedures are in place for the reviewing of Intercure’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The Charter of the Audit Committee complies with both the above Israeli legal requirements and Canadian legal requirements.

Compensation Committee

The Compensation Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of our compensation committee is independent under the Nasdaq Marketplace Rules (and as defined in NI 58-101), including the additional independence requirements applicable to the members of a compensation committee.

Israeli Law Matters Pertaining to Compensation Committees

Under Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy and which we are required to adopt under Companies Law. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval, or a Special Approval for Compensation, requires that either:

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● At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting (excluding abstentions) are voted in favor; or

● The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the matter and who vote against, does not exceed 2% of the company’s aggregate voting rights The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as chairman of the committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

In accordance with Companies Law, the roles of the compensation committee include, but are not limited to, the following:

● Recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years regarding any extensions to a compensation policy that was adopted for a longer period of time;

● Reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

● Resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

● Exempting, under certain circumstances, a transaction with a candidate to the position of chief executive officer from the approval of the general meeting of our shareholders.

The Board has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Marketplace Rules.

In general, under Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the Board, upon recommendation of the Compensation Committee, and second, by a majority of the Intercure Shares present, in person or by proxy, and voted at a shareholders meeting, provided that either:

● Such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or

● The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement, does not exceed 2% of the company’s aggregate voting rights.

Pursuant to Companies Law, under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

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The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

● The education, skills, experience, expertise and accomplishments of the relevant office holder;

● The office holder’s position, responsibilities and prior compensation agreements with him or her;

● The ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

● If the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

● If the terms of employment include retirement grants—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other required provisions:

● With regards to variable components:

● With the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company; and

● The ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant.

● A condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

● The minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

● A limit to retirement grants.

Intercure’s compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of its directors and executive officers with long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect short and long-term goals, as well as the executive officer’s individual performance. On the other hand, Intercure’s compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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Corporate Governance and Nominating Committee

It is expected that a Corporate Governance and Nominating Committee will be formed and will be comprised of directors that are considered to be “independent” as defined in NI 58-101. A charter for the Corporate Governance and Nominating Committee will be adopted.

Certain Israeli Corporate Compliance Matters

Internal Auditor

Under Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the Audit Committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or chief executive officer of the company. As of the date of this registration statement, Intercure’s internal auditor is Mr. Yisrael Gewitz.

Fiduciary Duty Matters

Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, but is not limited to, a duty to use reasonable means, in light of the circumstances, to obtain:

● Information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

● All other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, but is not limited to, the duty to:

● Refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

● Refrain from any activity that is competitive with the business of the company;

● Refrain from exploiting any business opportunity of the company for the purpose of gaining a personal benefit for himself or herself or for others; and

● Disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Intercure may approve an act specified above that would otherwise constitute a breach of the duty of loyalty of an office holder, provided, that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of Companies Law, setting forth, among other things, the methods of obtaining such approval.

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Disclosure Matters

Disclosure of personal interests of an office holder and approval of acts and transactions Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to make such disclosure if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

Under Companies Law, once an office holder has complied with the above disclosure requirements, a company may approve, in a manner stipulated in the Companies Law and subject to the conditions therein, a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of the duty of loyalty, however, a company may not approve a transaction or action that is not performed by the office holder in good faith or is not in the company’s interest.

Under Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or a transaction with a third party in which the office holder has a personal interest and an action of an office holder that would otherwise be deemed a breach of the duty of loyalty, which is not an extraordinary transaction, requires approval of the board of directors. The Intercure Articles do not provide otherwise.

Under Companies Law, an extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to a “Special Approval for Compensation”. Arrangements regarding the compensation, indemnification or insurance of a director or the chief executive officer of the company, require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and in the case of the chief executive officer or under certain circumstances, a “Special Approval for Compensation”.

An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present but not vote on the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Under Companies Law, the definition of a “personal interest” includes the personal interest of a person in an action or a transaction of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person or such person’s relative is a director or chief executive officer, a 5% or more shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the chief executive officer, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave the proxy to another person to vote on his or her behalf, regardless of whether the proxy holder has discretion how to vote on the matter.

Under Companies Law, an “extraordinary transaction” is defined as any of the following:

● A transaction other than in the ordinary course of business;

● A transaction that is not on market terms; or

● A transaction that may have a material impact on the company’s profitability, assets or liabilities.

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Disclosure of personal interests of a controlling shareholder and approval of transactions

Under Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Unless exempted under Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

● At least a majority of the shares held by shareholders who do not have a personal interest in the transaction are voted in favor of approving the transaction, excluding abstentions; or

● The shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, and an engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, in each case with a term of more than three years requires the abovementioned approval every three years, however, transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an officer in a company, directly or indirectly (including through a corporation under his control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under Companies Law, certain transactions and arrangements with a controlling shareholder or his or her relative, or with directors or office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval under certain conditions.

Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Duties of shareholders

Under Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at general meetings of shareholders on the following matters:

● An amendment to the articles of association;

● An increase in the company’s authorized share capital;

● A merger; and

● The approval of related party transactions and acts of office holders that require shareholder approval.

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A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned shareholder duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to the company, has a duty to act with fairness towards the company. Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under Companies Law and the regulations promulgated thereunder, a private placement that involves a controlling shareholder, a material private placement, an extra-ordinary private placement, or TASE registration of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed intended to obviate the need to control a special tender offer, or a private placement which qualifies as a related party transaction, approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Office Holders

Under Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. The Intercure Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a breach of the duty of care with respect to a dividend or distribution to shareholders.

Under Companies Law and Israeli securities law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

● A monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and amount or criteria;

● Reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction;

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● A monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) in certain circumstances;

● Expenses incurred by an office holder in connection with an Administrative Procedure under the Israeli securities law, including reasonable litigation expenses and reasonable attorneys’ fees; and

● Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to Israeli securities law. Under Companies Law and Israeli securities law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

● A breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

● A breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

● A monetary liability imposed on the office holder in favor of a third party;

● A monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant certain Israeli securities law; and

● Expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

● A breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

● A breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

● An act or omission committed with intent to derive illegal personal benefit; or

● A fine or forfeit levied against the office holder.

Under Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

The Intercure Articles permit Intercure to exculpate, indemnify and insure our office holders as permitted under Companies Law. Intercure’s office holders are currently covered by a directors and officers’ liability insurance policy. Intercure has entered into agreements with each of its directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of the duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all other permitted indemnification, the lower of (i) an amount equal to 25% of Intercure’s equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $20 million.

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D.	Employees.

Our employees are classified as either production workers or administrative workers. As of December 31, 2020 we employ 21 production workers and 19 administrative employees. During the 2019 peak months of harvesting, we employed a total of 53 production workers. During 2018, we employed an average of 18 production workers in any given month.

We pay substantial attention to the ongoing training of our employees, which we believe plays a significant role in strengthening the leadership and efficiency of our company. Our training focuses on strengthening technical knowledge, building efficiency and improve other aspects of professional development. Our training programs also support the various certifications that we are required to maintain, such as IMC-GAP and IMC-GSP.

E.	Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of May 31, 2021, by:

●	each of our directors and executive officers;

all of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of May 31, 2021 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 42,735,052 ordinary shares outstanding as of May 31, 2021.

As mentioned above, on April 8, 2021 we effectuated a 1-for-4.44926 capital consolidation of our outstanding ordinary shares, pursuant to which the number of our outstanding ordinary shares was decreased to 27,021,100. We have adjusted all outstanding options, warrants and other rights entitling their holders to purchase ordinary shares, as required by the terms of these securities. In particular, we have reduced the conversion ratio used in the Share Consolidation, and increased the exercise price in accordance with the terms of each security based on the same ratio. The reverse stock split did not otherwise affect any of the rights currently accruing to holders of our ordinary shares, or options or warrants exercisable for our ordinary shares. All share and related option and warrant information presented in this registration statement have been retroactively adjusted to reflect the reduced number of shares outstanding and the increase in share price that resulted from the Share Consolidation.

Unless otherwise noted below, the address of each shareholder, director and executive officer 85 Medinat ha-Yehudim Street Herzliya, 4676670, Israel.

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Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned,1	Percentage Beneficially Owned
More than 5% shareholders
Yael Fegal	4,508,786	10.51
Directors and executive officers:
Alexander Rabinovich[2,3]	12,348,595	27.02
Ehud Barak	896,766	2.06
David Salton	2,023	*
Lennie Grinbaum	8,766	*
Gideon Hirschfeld	2,023	*
Alon Granot	—	—
Amos Cohen	25,258	*
Michael Auerbach	—	—
Rami Levy	35,361	*
Moshe Gavrielov	25,258	*
All directors and executive officers as a group (10 persons)	13,344,050	28.58

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding

(1) Includes options to purchase ordinary shares granted which are vested or will vest within 60 days of May 31, 2021 as follows:

Shareholder, director or executive officer	No. of Shares Underlying Options
Yael Fegal	171,423
Alexander Rabinovich	2,973,755
Ehud Barak	896,766
David Salton	2,023
Lennie Grinbaum	2,023
Gideon Hirschfeld	2,023
Amos Cohen	25,258
Rami Levy	35,361
Moshe Gavrielov	25,258

(2) Mr. Rabinovich is entitled to 224,756 options to purchase 224,756 ordinary shares of the Company (the “Options”) conditional upon (a) a direct or indirect sale by Intercure to a third party outside Israel of all or substantially all of Intercure’s cannabis business at the time of sale directly; (b) a direct or indirect initial public offering on any non-Israeli stock exchange, of all or substantially all of Intercure’s cannabis business at the time of the offering; or (c) a direct or indirect merger of all or substantially all of Intercure’s cannabis business at the time of the merger with an entity whose securities are listed on a foreign stock exchange. The Options will expire in September 2021 and have an exercise price of 1.69 NIS per Intercure Share. On April 27, 2021, the Company issued to Mr. Alexander Rabinovich the Options following the General Assembly approval from August 2019 as part of Canndoc acquisition transaction and as approved by the Company’s general assembly on April 1, 2021 as part of the SPAC Transaction.

(3) By himself and via companies fully owned by him.

Equity Incentive Plan

The Equity Incentive Plan was originally adopted by the Board in March 2015 and is scheduled to expire in March 2025. The Equity Incentive Plan provides for the grant of options to Intercure’s directors, officers, employees, nonemployee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961). As of December 31, 2020, options to purchase 5,338,184 shares were outstanding and up to 57,889,128 shares are available for issuance. Of such outstanding options, options to purchase 3,902,202 shares were vested as of December 31, 2020, with a weighted average exercise price of 3.891 NIS per share, and each will expire ten years from the date of grant.

In addition to that, on February 2021 the issued 967,208 options to purchase shares to certain employees of the Company which will expire in four years from the date of issuance with an exercise price of NIS 18.37 per share.

The Equity Incentive Plan provides for options to be granted at the determination of the Board (which is entitled to delegate its powers under the Equity Incentive Plan to the Compensation Committee), in each case, subject to applicable laws. Upon termination of employment without cause (as defined in the Equity Incentive Plan), in the event of death, retirement or disability, all unvested options will expire and all vested options at the time of termination will generally be exercisable for three months (which may be extended to up to 12 months in the governing option agreement) following such termination, subject to the terms of the Equity Incentive Plan and the governing option agreement. If we terminate an optionee’s employment or engagement for cause (as defined in the Equity Incentive Plan) the optionee’s right to exercise all vested and unvested the options granted to him or her will expire immediately.

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In the event that options allocated under the Equity Incentive Plan expire or otherwise terminate, such expired or terminated options can become available following Board approval under the Equity Incentive Plan.

Section 102 of the Israeli Tax Ordinance allows Intercure’s employees, directors and officers who are not controlling shareholders (as such term is defined in the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Intercure’s non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Israeli Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gains track.” The Board selected the “capital gains track” for grants to Israeli employees under the Equity Incentive Plan. Under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of May 31, 2021. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

During the past three years, there have been no significant percentage ownership changes in the ownership of our ordinary shares by any major shareholder.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of May 6, 2021, there were a total of 4,030 holders of record of our shares, of which approximately 46.28% are located in Israel.

B.	Related Party Transactions.

The following is a description of material transactions, or series of related material transactions since January 1, 2018, pursuant to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Line of Credit

On December 23, 2015, Intercure entered into an agreement with Mr. Alexander Rabinovich, its controlling shareholder director and CEO, pursuant to which Mr. Rabinovich undertook to provide, independently or through a company under his control, a total amount of $1.25 million, as a loan or guarantee (the “Line of Credit”).

Intercure will be obligated to repay the Line of Credit on a date which will be agreed upon between the parties. The foregoing Line Of Credit was entered into under eligible transaction conditions - i.e., the amount of the loan / guarantee will not accrue interest.

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Canndoc

On June 24, 2018, Intercure reported an agreement for the acquisition of Canndoc. The acquisition was partially financed by a loan provided by Mr. Alexander Rabinovich, its controlling shareholder, director and CEO. The loan amount was 9 million NIS (the “Canndoc Loan”).

The cash component of the Loan bears annual interest that is calculated annually, at a rate equal to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The Canndoc Loan principal, plus interest, will be paid within one year after the date when the loan was made.

The Line of Credit and the Canndoc Loan maturity dates were extend several times as approved by the Audit Committee and Board, with the last extension extending both to October 2020. In October 2020, both the Line of Credit and the Canndoc Loan were fully repaid, in the amount of approximately 13.8 million NIS.

Loans from related party

Following Canndoc’s acquisition and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr. Avner Barak to Canndoc in the amount of 0.72 million NIS was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan will be repaid in equal monthly installments (principal and interest) in the amount of 15,000 NIS per installment. The balance of the loan as of December 31, 2020 was approximately 407,000 NIS.

Sublease agreement with companies related to a related party

Canndoc subleases part of its headquarter offices to three related companies to Intercure’s controlling shareholder, Mr. Alexander Rabinovich. The aggregate revenue generated by Intercure from those lease are in negligible amounts per month. The subleases are back-to-back in terms of Canndoc’s lease with the landlord relative to its leases with Mr. Rabinovich.

Executive Compensation

See “Item 6.B Compensation” for compensation to our directors and officers.

Share Reorganization

See “Item 4A History and Development of the Company”.

C.	Interests of Experts and Counsel.

None.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

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Legal Proceedings

From time to time we may be subject to legal proceedings and claims in the ordinary course of business.

We are currently a party to a number of lawsuits in Israel, summaries of all our ongoing material lawsuits are provided below.

Class Action - T.Z. 35676-08-19

In August 2019, a motion was filed for approval of a class action that was filed against 17 companies operating in the field of medical cannabis, including Intercure. In the motion, the court was asked to certify the class as “Any person to whom any of the respondents provided cannabis products whose concentrations of active substances were not accurately marked as customary in the pharmaceutical field, from December 1, 2015 until the date of approval of this claim”.

The applicant’s allege that the defendants did not accurately label the concentration of active ingredients in their products. The damages claimed are 685,740,000 NIS for the entire class, or 15,585 NIS per member of the class (with the class being comprised of 44,000 consumers).

The defendants’ have taken the position that the class should not be certified as the threshold conditions for certification were not met as a result of the lack of any reasonable possibility that the alleged claim will succeed at trial. A prehearing on the matter has been set for July 2021.

Supreme Court of Justice 2335/19

In March 2019, an organized group of patients filed a petition with the Israeli supreme court and against the MOH and the Agriculture department. The petition asks the Israeli supreme court to (1) require the MOH to immediately suspend the implementation of the new regulation that disproportionally harms medical cannabis patients; (2) order a declaration that the MOH’s implementation of the new regulation, as currently drafted, would constitute a violation of the constitutional rights of the medical cannabis patients; (3) require the MOH to amend the flaws of the new regulation, prior to their becoming effective; and (4) order the MOH to establish new regulations regarding labeling and the use of pesticides.

In October 2019, all the parties that were a part of the medical cannabis production chain, including Canndoc, were added as respondents and received notice of the decision regarding the petition that was filed against the MOH and the Agriculture department.

The decision has extended the validity of patient licenses until the earlier of either March 31, 2020 or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products.

In December 2020, the Court issued a decision, pursuant to which, the MOH is required to file supplemental submissions regarding the prices of medical cannabis products. On March 25,.2021, the respondents represented by the State Attorney’s Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an request for input to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the interim injunction should be canceled.

Class Action 56441-05-20 (Tel Aviv District) Shenhav Industries Ltd. V. Intercure Ltd.

In May 2020, an application to approve a class action lawsuit against Intercure and its officers was filed. The main claim of the applicant was that Intercure violated its obligations regarding reports to the public, in according with the Israeli securities law and its regulations, regarding material events and developments with material implications for the value of its holding in Regenera Pharma Ltd. The plaintiff alleges that the non-disclosure of the information amounts to a breach of the duty of disclosure by Intercure and its officers. According to the application, the shareholders of Intercure were misled and the suffered personal damages in the amount 88 million NIS.

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Intercure’s position is that the disclosure made about Regenera Pharma Ltd. did not breach Israeli securities laws for a number of reasons, including the fact that it was made when the company had sufficient information to ensure that the disclosure is appropriate. In January 2021, a preliminary hearing was held in which the court proposed the parties turn to an expert who would examine the issue of the claim to damages. The proceeding is ongoing. Request for dismissal of the lawsuit was denied and, according to the court’s decision of March 8, 2021, the court will appoint an expert unless the parties decide on one. In light of the fact that this is an early stage in the procedure, and since the existence of a group and the question of damage have not yet been clarified, the chances of approval of the application cannot be assessed at this time.

Procedure No.: Civil lawsuit (Shalom Kafar-saba) 18673-12-20, Natalie Buskila v. Canndoc.

A lawsuit was filed on December 8, 2020 against Canndoc, claiming damages of 2,271,310 NIS. The plaintiff claims that Canndoc fundamentally breached a cooperation agreement between the parties. The allegations are that Canndoc was to purchase from the plaintiff goods weighing 386.5kg, the value of which according to the agreement was approximately 2,241,700 NIS (including VAT). The plaintiff also requested additional remedies for alleged breach of Canndoc’s contractual obligation to provide the plaintiff with seedlings. Canndoc’s position is that the agreement was breached by the plaintiff who did not comply with Canndoc’s guidelines, as required by the agreement, and therefore the product was deficient.

Dividends

During the last ten years, we have not declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B “Memorandum and Articles of Association—Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to withholding taxes. See “Item 10E. Taxation”, for additional information.

B.	Significant Changes.

On February 9, 2021, we entered into an amended and restated merger agreement (hereinafter: the “Arrangement Agreement”) with Subversive Real Estate Acquisition REIT LP a special purpose acquisition company (SPAC) and limited partnership established under the Limited Partnerships Act (Ontario) (“Subversive LP”). Pursuant to the Arrangement Agreement, our subsidiary acquired all of the outstanding Units of Subversive LP, in exchange for our ordinary shares by way of a plan of arrangement (the “SPAC Transaction”). Concurrently with the SPAC Transction, Subversive LP conducted a non-brokered private placement of 6.5 million Limited Partnership Units for an aggregate amount of $65 million. At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive LP unit holders, including those that participated in the concurrent private placement. 5,237,000 of our ordinary shares were allocated as part of the SPAC Transaction and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq.

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ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

Our ordinary shares have been trading on the TASE under the symbol “INCR” since 2018 and we have submitted an application for dual listing on the TSX under the symbol “INCR”. No trading market currently exists for our ordinary shares in the United States. We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “INCR”.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have been trading on the TASE under the symbol “INCR” since 2018 and we have submitted an application for dual listing on the TSX under the symbol “INCR”. No trading market currently exists for our ordinary shares in the United States. We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “INCR”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

As of the date hereof, our authorized capital consists of 100,000,000 ordinary shares, with a no par value, of which 42,735,052 are issued and outstanding. All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable.

The following is a summary of certain of the rights, privileges, restrictions and conditions attaching to the Intercure Shares.

Ordinary Shares

Holders of Intercure Shares are entitled to receive notice of and to attend any meeting of shareholders of Intercure and to one vote per Intercure Share at any such meetings, to receive dividends if, as and when declared by the Board, and to receive on a pro rata basis the remaining property and assets of Intercure upon its dissolution or winding-up.

Dividend Rights

Subject to the preferential rights (if any) of different types of shares that may exist in the future, holders of Intercure Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Board may from time to time determine.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of Intercure or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Intercure Shares will be entitled to receive all of Intercure’s assets remaining after payment of all debts and other liabilities on a pro rata basis and otherwise without preference or distinction among or between the Intercure Shares.

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Pre-emptive and Redemption Rights

Holders of Intercure Shares will not have any pre-emptive or redemption rights.

Transfer of Shares

The Intercure Share are issued in registered form and may be freely transferred under the Intercure Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade.

Ownership Restrictions

The Israeli DDO, and regulations promulgated thereunder as well as directives and guidelines issued from time to time by the IMCA (the “Israeli Cannabis Laws”), set out the framework for obtaining a license to conduct medical cannabis activities in Israel, which includes an assessment by the Israeli police as to the fitness of the applicant and making a recommendation to the IMCA or other relevant regulatory authority whether a license should be granted.

In the event of a corporate applicant, such as Intercure (or its subsidiaries), the assessment by the Israeli police extends to the interested parties of such applicant. An “interested party” for these purposes is defined as: (i) a Holder (as that term is defined below) of 5% or more of the issued share capital or voting power in a company, (ii) any person who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or chief executive officer of the company.

Under the Israeli Cannabis Laws and the relevant terms of the IMCA licenses, each of the following actions requires the prior approval of the IMCA (the “Approval Requirement”): (i) a Holder (as that term is defined below) becoming an interested party or a person obtaining control of an interested party, or an effective interested party, in each case, whether by virtue of its shareholdings or by virtue of a shareholders agreement; (ii) any share issuances pursuant to which the recipient of the shares becomes an interested party or an effective interested party; and (iii) appointing a director or chief executive officer, or extending the terms of their appointment. In the event that prior approval from the IMCA is not obtained for any of the above, our IMCA licenses may be suspended or revoked. In addition, the terms of our current IMCA licenses provide that they will automatically lapse in the event of any changes to: (i) the ownership of the Intercure Shares by way of a share transfer exceeding 5% of Intercure’s share capital, in any manner whatsoever; and (ii) the identity of our authorized representatives as detailed in the IMCA license changes without authorization.

The Intercure Articles attempt to mitigate the risk of a contravention of the noted regulatory requirements by including provisions that limit the aggregate ownership or control or direction over ownership interests or voting rights of any Holder to no more than 4.99% of the issued and outstanding Intercure Shares (the “Applicable Limit”), unless such Holder has obtained prior approval from the IMCA. As discussed further below, to the extent a Holder acquires, becomes the Holder of or obtains control or direction over ordinary shares in excess of the Applicable Limit in breach of the Approval Requirement, such excess number of ordinary shares will automatically, upon the decision of the Board, be forfeited or become Dormant Shares (the consequences of which are explained below).

Intercure has adopted internal procedures designed to monitor ownership, control or direction and voting power of Holders and to identify any Holder of the Intercure Shares in excess of the Applicable Limit. Following the end of each taxation year, every Holder holding a number of Ordinary Shares in excess of the Applicable Limit must provide Intercure with a written notice of such Holder’s name and address, the number of Intercure Shares held and a description of the manner in which such Intercure Shares are held.

There can be no assurance that the IMCA will consider the provisions contained in the Intercure Articles or these procedures as sufficient to avoid the automatic expiry of the IMCA licenses in the event that a Holder exceeds the Applicable Limit.

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Solely for the purposes of the this section, a “Holder” means a person or group of persons acting together who, directly or indirectly, acquire, hold or maintain control or direction over Intercure Shares, and shall include, if the Holder is a corporation, its subsidiaries and affiliated companies, or, if the Holder is an individual, her or his immediate family members who reside together or whose livelihood is dependent on one another, and for greater certainty shall also include any person or group of persons that acquires control of any such Holder, all within the meaning of such terms as they are used in, and interpreted and applied under Companies Law.

Dormant Shares

Dormant Shares shall not have attached to them any rights, privileges or benefits attached to the non-dormant Intercure Shares during the period they are dormant, including the right to vote, the right to receive dividends or the right to participate in the liquidation and distribution of our assets upon dissolution, and shall remain Dormant Shares until such time as either (a) Intercure, in its sole discretion, are satisfied that the Holder has received the required approval from the IMCA, and that no prejudice to Intercure, its IMCA licenses, or otherwise, will arise as a result of such Dormant Shares regaining all of the rights, privileges and benefits attached to Intercure Shares generally, or (b) such Dormant Shares have been transferred or sold by the Holder to a different Holder that does not exceed the Applicable Limit before and after such sale. Notwithstanding the foregoing, a Holder of Dormant Shares shall be entitled to sell any such Dormant Shares and retain the proceeds associated with such sale.

For greater certainty, if a Holder that exceeds the Applicable Limit is a group of persons acting together, the Intercure Shares held by each member of such group will automatically become Dormant Shares on a pro rata basis within the group.

IMCA Approval to Exceed the Applicable Limit

A holder of Dormant Shares may, at any time, apply to the IMCA or by notice to Intercure, require Intercure to make an application for approval from the IMCA on such person’s behalf in order to seek approval to permit such Holder to acquire or hold Intercure Shares in excess of the Applicable Limit. There is no assurance that the IMCA will provide such approval. As a condition precedent for such approval, pursuant to the Intercure Articles, the Holder will be required to execute an agreement with Intercure undertaking that such Holder will cooperate with Intercure in respect of any future IMCA license applications or renewals, including by providing any required or requested documentation or information in a timely manner.

The Intercure Articles further provide that if a Holder who has obtained approval from the IMCA ceases to continue to maintain the IMCA’s approval for any reason, including a failure to satisfy any conditions attached to any approval granted by the IMCA, then any of the Intercure Shares held by such Holder in excess of the Applicable Limit or in contravention of the IMCA approval shall immediately and upon a decision of the Board, are either forfeited or become Dormant Shares.

The procedures for seeking approval from the IMCA may include, among other things, police record checks and the submission of certain information to the IMCA and the Israeli police. Non-Israeli Holders may be subject to additional administrative and procedural requirements in obtaining the approval from the IMCA than would be required for Israeli Holders (such as the provision of certain declarations), and as a result the applications of non-Israeli Holders may be subject to longer processing times than those submitted by Israeli Holders.

B.	Memorandum and Articles of Association.

Meetings of Directors

Pursuant to Companies Law and the Intercure Articles, a resolution proposed at any meeting of the Board at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the Board requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting. If after half an hour, a quorum is not present, the meeting may be adjourned to a future date as decided by the chairman of the board, and in their absence, the directors present at the meeting, provided that all the directors will receive notice of the adjourned meeting at least 24 hours prior to its proposed time of commencement. The quorum for such adjourned meeting of the board shall be not less than 3 members of the board.

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Election of Directors

The Intercure Articles provide that the Board must consist of not less than five but no more than 11 directors, including two external directors required to be appointed by Companies Law. The Intercure Articles provide that, other than the external directors, for whom special election requirements apply, and any directors appointed by the Board to fill vacancies, each of director will be appointed by a simple majority vote of the Intercure Shares, duly voted at a shareholders’ annual meeting for a term of office that will last until the next annual meeting at which point, a new director may be elected by the shareholders.

The Intercure Articles allow, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in the Intercure Articles. If the number of serving directors is lower than such minimum number, then the Board may only act in an emergency or to fill the office of director which has become vacant pursuant to the Intercure Articles, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of the vacancies. In addition, the directors may appoint additional director(s) to fill vacancies of any director who resigned, provided that three quarters of the remaining directors vote in favour of such appointment. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, to serve until the subsequent annual general meeting of shareholders.

Under Companies Law, the chief executive officer of a public company or their relatives may not serve as the chairman of the Board unless approved by the holders of a majority of the shares of the company represented and voted at the meeting in person or by proxy or written ballot, for periods not exceeding 3 years each time, provided that:

● at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

● the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

In addition, under Companies Law, the Board must determine a minimum of one director is are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The Board has determined that Intercure requires at least one director with the requisite financial and accounting expertise pursuant to applicable Israeli regulations. The Board has determined that Mr. Rabinovich, Mr. Salton and Mr. Hirshfeld have the requisite financial and accounting expertise.

Moreover, pursuant to the Intercure Articles, a person may not be appointed or elected to the Board, nor may the term of appointment of any director be extended, without the prior approval from the IMCA or other relevant regulatory authority having been obtained.

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External Directors

Under Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors, subject to certain exceptions that are not currently available to Intercure. The appointment of external directors must be made by a general meeting of shareholders no later than three months following the company becoming a “public company”.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) Intercure; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by Intercure or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in Companies Law as a general manager), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability, together or with others, to direct the activities of the company, other than by virtue of being an office holder. Without limitation to the above, a shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company or has the power to prevent the making of business decisions in the corporation, excluding resolutions regarding issuance of control means or regarding sale or liquidation of the corporation’s business. “means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager, the right to participate in the profits of the corporation and the right to the company’s asset upon dissolution. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

● an employment relationship;

● a business or professional relationship maintained on a regular basis;

● control; and

● service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a chief executive officer (referred to sometimes as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

A person may not serve as an external director if that person is the controlling shareholder’s relative, or if that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control, at the date of appointment or during the previous 2 years, has an affiliation with the company, the controlling shareholder of the company, or controlling shareholder’s relative, or to any affiliated entity, or if such person has a business or professional relationship with any entity that has an affiliation, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation other than compensation permitted under Companies Law may not serve as an external director.

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No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

According to regulations promulgated under Companies Law, at least one of the external directors is required to have “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed for additional terms unless: (1) such director has “accounting and financial expertise” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. Certain exemptions are granted to companies that are “dually listed”.

The regulations promulgated under Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

● such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

● the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

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The initial term of an external director is three years. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

● his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a “Related” or a “Competing Shareholder”, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related” or “Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company;

● the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described above;

● his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements as if elected for the first time (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under Companies Law.

Dividend and Liquidation Rights

Intercure may declare a dividend to be paid to the holders Intercure Shares on a pro rata basis. Under Companies Law, dividend distributions are determined by the Board and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Intercure Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the Board.

Pursuant to Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution, after the deduction of prior distribution to the extent not already made (and deducted). If Intercure does not meet such criteria, then Intercure may declare and pay dividends with court approval. In each case, Intercure is only permitted to distribute a dividend if the Board and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent Intercure from satisfying its existing and foreseeable obligations as they become due.

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In the event of the liquidation of Intercure, after satisfaction of liabilities to creditors, Intercure’s assets will be distributed to the holders of the Intercure Shares on a pro rata basis. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law and pursuant to the Intercure Articles, Intercure is required to hold an annual general meeting of shareholders once every calendar year, which meeting must be held no later than 15 months after the date of the previous annual general meeting. The Board may call special general meetings whenever it sees fit, at such time and place, as it may determine. In addition, Companies Law provides that the Board is required to convene a special general meeting upon the written request of (i) any two or more of directors or one-quarter or more of the members the Board or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of the outstanding issued Intercure Share and 1% or more of the outstanding voting power or (b) 5% or more of the outstanding voting power.

Subject to the provisions of Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the Board, which may generally be between 28 and 40 days prior to the date of the meeting. Furthermore, Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	Amendments to the Intercure Articles;
●	Appointment or termination of Intercure’s auditors;
●	Appointment of external directors;
●	Approval of certain related party transactions;
●	Increases or reductions of our authorized share capital;
●	A merger; and
●	The exercise of the Board’s powers by a general meeting, if the Board is unable to exercise its powers and the exercise of any of its powers is required for proper management.
●	The dissolution of the company

Quorum

Pursuant to both Israeli law and the Intercure Articles, holders of Intercure Shares have one vote for each Intercure Share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for general meetings of shareholders is at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 1/3 of our outstanding voting rights. A meeting adjourned for lack of a quorum shall be adjourned either to the same day the following week, at the same time and place, or to such day and at such time and place as the Board of the meeting determines. At the reconvened meeting, two shareholders who hold no less than 10% of the issued and outstanding Intercure Shares present in person or by proxy shall constitute quorum.

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Voting

The Intercure Articles provide that all resolutions of shareholders require a simple majority vote, unless otherwise required by Companies Law or the Intercure Articles. Under Companies Law, the following transactions require specific internal approvals: (1) a transaction by a company with an officeholder thereof, or a transaction of a company with another person in which an officeholder of the company has a personal interest; provided however, that an officeholder of a parent company as well as a wholly-owned and controlled subsidiary thereof shall not be considered as having a personal interest in a transaction between the parent company and the subsidiary solely due to them being an officeholder of both of them; (2) the engagement by the company with an office holder, including a director, regarding terms of engagement and other roles; (3) an extraordinary transaction of a public company with a controlling shareholder, or an extraordinary transaction of a public company with another person in which the controlling shareholder has a personal interest, including a private placement that is an extraordinary transaction; (4) the direct or indirect engagement by a public company with a controlling shareholder, or their relatives (including through a company under their control), for services provided to the company or if the person is an officeholder or employee – as to the conditions of their office and employment; (5) a private placement issuing more than 20% of the voting rights in the company that as a result of which, (i) the holdings of a substantial shareholder of securities in the company will increase; (ii) a person will become a substantial shareholder of the Company after the issuance; or (iii) a person becoming controlling shareholder. Pursuant to the Intercure Articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. An exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company, increasing its share capital, or changes to the company’s stated objectives, all of which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution. Another exception to the simple majority voting requirement is an amendment to the Intercure Articles, which requires a special majority vote.

Access to corporate records

Pursuant to Companies Law, all shareholders generally have the right to review minutes of Intercure’s general meetings, Intercure’s shareholder register, including with respect to material shareholders, the Intercure Articles, Intercure’s financial statements and certain other public documents. Any shareholder who specifies the purpose of its request may request to review any document in Intercure’s possession that relates to any action or transaction with a related party which requires shareholder approval under Companies Law. Intercure may deny a request to review a document if it determines that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair its interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or that of a certain class of shares is required by Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than 50% of the offerees that do not have a personal interest in the offer accept it, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, or the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

In addition, a person is prohibited from purchasing additional shares (or additional shares of a specific class) if the person holds more than 90% of the issued and outstanding share capital in general or 90% of the issued and outstanding shares of a specific class.

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Special tender offer

Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private placement, provided that the general meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer, excluding the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, holders of 25% or more of the voting rights in the company or anyone on their behalf, including their relatives and entities controlled by them.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his or her acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special tender offer or had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Mergers

Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under Companies Law are met, a majority of each party’s shareholders and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

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For the purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the nonsurviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger pursuant to regulations promulgated under Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations the target company. The court may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Borrowing Powers

Pursuant to Companies Law and the Intercure Articles, the Board may exercise all powers to borrow money for company purposes, including the issuances of debentures or bonds guaranteed by all or part of Intercure’s current and future assets, including Intercure’s capital that was not issued at the time.

Changes in Capital

The Intercure Articles enable Intercure to increase or reduce its share capital. Any such changes is subject to Israeli law and must be approved by a resolution duly passed by Intercure’s shareholders at a general meeting.

Transfer Agent and Registrar

Our transfer agent is AST Trust Company.

C.	Material Contracts.

We have not entered into any material contract within the two years prior to the date of this registration statement, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 7A. Major Shareholders” above, or “Item 8B. Significant Changes”.

D.	Exchange Controls.

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.”

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Except as provided in the Investment Canada Act, or the Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the ordinary shares of the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the ordinary shares.

The Investment Canada Act generally prohibits an “entity” that is not Canadian-controlled from effecting an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review, unless after review, the Director of Investments appointed by the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to whether the direct acquisition of control is made by (i) an investor that is controlled by nationals of a specified free trade party; (ii) a national of a World Trade Organization (WTO) member state; or (iii) a state-owned enterprise. Any investment, regardless of the applicable financial threshold for review, may be reviewed on national security grounds. An acquisition of control is presumed to occur under the Investment Canada Act if a non-Canadian acquires a majority of the ordinary shares. An acquisition resulting in the non-Canadian purchaser holding one third or more, but less than a majority, of the ordinary shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the ordinary shares. Certain transactions relating to the ordinary shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the ordinary shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the ordinary shares, remained unchanged

E.	Taxation.

U.S. Tax Considerations

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares. It applies only to ordinary shares that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S, or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares.

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For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares who holds such ordinary shares as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares.

Distributions

Subject to the Passive Foreign Investment Company, or PFIC, rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Canada income tax treaty, or the Treaty, is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

108

Sale, Exchange or other Disposition of ordinary shares

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in those ordinary shares. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares sold. There are limitations on the deductibility of capital losses.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. If such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	75% or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

●	50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

U.S. Information Reporting and Back-up Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service, or the IRS, Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

109

Back-up withholding is not an additional tax. Amounts withheld as back-up withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder’s gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder’s federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing or other United States informational reporting requirements to our ordinary shares in light of their particular circumstances.

Canadian Tax Considerations

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of ordinary shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the, or the Tax Act, and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the ordinary shares as capital property and does not use or hold the ordinary shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention, or the Treaty, and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) ordinary shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms that the Company will request from each non-resident shareholder to be used in order to substantiate the particular shareholder’s eligibility for Treaty benefits; affected holders should consult with their own advisers with respect to the completion of these forms as and when requested, in addition to any other relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

110

Dividend

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

The Company is required to withhold Part XIII tax from each dividend, and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder. U.S. Holders entitled to reduced withholding under the Treaty must satisfy the Company regarding any such entitlement, which may include the provision of the special forms referenced above, so as to ensure that the correct amount of tax is withheld and remitted. U.S. Holders are not required to file a separate income tax return to report dividends received from the Company in a given year.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share in the open market or otherwise, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company’s ordinary shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND at the time (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing.

Even if a common share is taxable Canadian Property to a U.S. Holder, a capital gain resulting of the disposition of that share will not be included in computing the U.S. Holder’s taxable income for the purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such U.S. Holder. Ordinary shares owned by a U.S. Holder will generally be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act.

U.S. Holders holding Ordinary shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisers in advance of any disposition or deemed disposition thereof under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

111

If a U.S. Holder realizes a capital gain or capital loss from the disposition of a common share that constitutes taxable Canadian property and is not treaty-protected property for the purposes of the Tax Act, the capital gain or capital loss is the amount, if any, by which the U.S. Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average cost base for identical properties and the rate of exchange quoted by the Bank of Canada as at the day in which the particular amount (e.g. proceeds and adjusted cost base) first arose. Generally, one-half of a capital gain, or taxable capital gain, is included in income for Canadian tax purposes in the year of disposition and one-half of a capital loss, or allowable capital loss, must be deducted from taxable capital gains realized on the disposition of other taxable Canadian property by the U.S. Holder in that year. Allowable capital losses in excess of taxable capital gains from the dispositions of taxable Canadian property for that year may generally be carried back up to three years, or forward indefinitely, and deducted against net taxable capital gains from the disposition of taxable Canadian property in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such U.S. Holders should consult their own tax advisors.

F.	Dividends and Paying Agents.

During the last ten years, we have not declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

When this registration statement becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website http://www.canndoc.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this registration statement. We have included these website addresses in this registration statement solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

112

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not have any financial instruments other than normal course accounts receivable and payables associated with our business activities. We are subject to foreign exchange and liquidity risks.

Foreign Exchange Risk

Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Canadian dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

113

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 1, 2021, our audit committee of our board and our board of directors approved the replacement of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, or Deloitte, as our independent registered public accounting firm. Subsequent to the replacement of Deloitte, we engaged Somekh Chaikin (member firm of KPMG International), an independent registered public accounting firm, or KPMG, as our independent registered public accounting firm. There was no disagreement between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for the fiscal year ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. Deloitte did not produce a report on our consolidated financial statements for the fiscal year ended December 31, 2020.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through the March 1, 2021, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v).

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated June 7, 2021 is attached as Exhibit 15.2.

During each of the years ended December 31, 2019 and 2020 and the subsequent interim period through January 31, 2021, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

114

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

115

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2020

116

Consolidated Statements of Financial Position	Intercure Ltd.

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2020

117

Consolidated Statements of Financial Position	Intercure Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Intercure Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercure Ltd. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2Q to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standards 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel

April 18, 2021

F-1

Consolidated Statements of Financial Position	Intercure Ltd.

		As of December 31
		2020	2019
		NIS in thousands
Current assets
Cash and cash equivalents	4	37,888	27,338
Restricted cash		40	-
Trade receivables	11A	12,466	1,587
Other receivables	11B	3,680	7,316
Inventory	5	19,049	4,645
Biological assets	6	3,153	1,145
Financial assets measured at fair value through profit or loss	7	376	177

		76,652	42,208

Non-current assets
Property, plant and equipment and right-of-use asset	9	53,470	32,150
Goodwill	8	190,103	167,965
Deferred tax assets	15	2,904	-
Financial assets measured at fair value through profit or loss	10	3,141	39,910

		249,618	240,025

Total assets		326,270	282,233

F-2

Consolidated Statements of Financial Position	Intercure Ltd.

		As of December 31
		2020	2019
		NIS in thousands
Current liabilities
Current maturities		1,254	213
Trade payables		18,622	4,935
Other payables	11C	8,705	3,852
Short term loan from controlling shareholder	13A	-	13,633
Short term loan from non-controlling interest	8C	1,296	-

		29,877	22,633
Non-current liabilities
Borrowings		388	43
Liabilities in respect of employee benefits		155	194
Loan from related party	13B	241	393
Lease liability		3,500	2,769

		4,284	3,399

Equity	17
Share capital, premium and other reserves		452,259	406,297
Capital reserve for transactions with controlling shareholder		2,388	2,388
Receipts on account of shares		11,017	1,214
Accumelated losses		(191,158)	(153,927)

Equity attributable to owners of the Company		274,506	255,972

Non-controlling interests		17,603	229

Total equity		292,109	256,201

Total equity and liabilities		326,270	282,233

The accompanying notes are an integral part of the consolidated financial statements.

April 18, 2021
Approval Date of the Financial Statements	Ehud Barak Chairman of the Board	Alex Rabinovitch CEO	Amos Cohen CFO

F-3

Consolidated Statements of Loss and Other Comprehensive Loss	Intercure Ltd.

		For the year ended December 31
		2020	2019	2018
	Note	NIS in thousands (excluding data regarding loss per share)

Revenue		65,035	8,926	-
Cost of revenue before fair value adjustments	18	34,649	7,456	-

Gross income before impact of changes in fair value		30,386	1,470	-

Unrealized changes to fair value adjustments of biological assets	6	3,202	3,076	-
Profit from fair value changes realized in the current year		(1,613)	(3,067)	-

Gross income		31,975	1,479	-

Research and development expenses		1,576	1,710	-
General and administrative expenses	18	18,601	80,109	9,810
Selling and marketing expenses		8,440	2,693	-
Other expenses (income), net	18	4,563	(58,962)	324
Company’s share in the loss of associate	8	-	340	1
Changes in the fair value of financial assets through profit or loss, net	7,10	37,195	(20,996)	577

Operating loss		38,400	3,415	10,712

Financing income	19	620	141	-
Financing expenses	20	528	3,292	2,086

Financing expenses (income), net		(92)	3,151	2,086

Loss before taxes on income		38,308	6,566	12,798

Income tax benefit	15	2,268	673	-
Total comprehensive loss for the year		36,040	5,893	12,798

Attribution of net loss for the year:
To the Company’s shareholders		37,231	5,893	12,798
To non-controlling interests		(1,191)	-	-
Total		36,040	5,893	12,798

Loss per share
Basic and diluted loss**		(1.42)	(0.25)	(0.71)

**On April 8, 2021 , after the balance sheet date, the Company effectuated a capital consolidation. See note 24C.

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Consolidated Statements of Changes in Equity	Intercure Ltd.

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumelated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2020	406,297	2,388	1,214	(153,927)	255,972	229	256,201

Income (loss) for the year	-	-	-	(37,231)	(37,231)	1,191	(36,040)
Exercise of share options (Note 17Q)	833	-	-	-	833	-	833
Allocation of shares for the acquisition of Cannolam (Note 8)	6,904	-	-	-	6,904	15,655	22,559
Issuance of shares,net (Note 17L)	28,217	-	9,803	-	38,020	-	38,020
Share-based payment (Note 17P)	10,008	-	-	-	10,008	528	10,536

As of December 31, 2020	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

As of January 1, 2019	162,304	1,790	3,602	(148,034)	19,662	-	19,662

Loss for the year	-	-	-	(5,893)	(5,893)	-	(5,893)
Exercise of share options (Note 17Q)	6,271	-	(2,388)	-	3,883	-	3,883
Allocation of shares for the acquisition of Canndoc (Note 8)	107,632	-	-	-	107,632	-	107,632
Issuance of shares, net (Note 13A)	62,283	-	-	-	62,283	-	62,283
Transactions with controlling shareholder (Note 13A)	-	598	-	-	598	-	598
Share-based payment (Note 17P)	67,807	-	-	-	67,807	229	68,036

As of December 31, 2019	406,297	2,388	1,214	(153,927)	255,972	229	256,201

F-5

Consolidated Statements of Changes in Equity	Intercure Ltd.

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumelated losses	Total equity
	NIS in thousands

As of January 1, 2018	153,804	1,617	1,533	(135,236)	21,718

Loss for the year	-	-	-	(12,798)	(12,798)
Exercise of share options (Note 17Q)	670	-		-	670
Reclassification of options to equity (Note 14)	-	-	855	-	855
Issuance of options (Note 13A)	-	-	1,214	-	1,214
Transactions with controlling shareholder (Note 13A)	-	173	-	-	173
Share-based payment (Note 17P)	7,830	-	-	-	7,830

As of December 31, 2018	162,304	1,790	3,602	(148,034)	19,662

The accompanying notes are an integral part of the consolidated financial statements.

F-6

Consolidated Statements of Cash Flows	Intercure Ltd.

	For the year ended December 31
	2020	2019	2018
	NIS in thousands
Cash flows from operating activities

Loss	(36,040)	(5,893)	(12,798)
Interest paid	(93)	(41)	-
Taxes paid	-	(50)	-
Adjustments required to present cash flows from operating activities (A)	43,936	(5,585)	11,312

Net cash provided by (used in) operating activities	7,803	(11,569)	(1,486)

Cash flows from investing activities

Purchase of property, plant and equipment	(20,841)	(28,144)	(93)
Investment in associate (Note 8)	-	(2,260)	(5,240)

Repayment of loan	(1,643)	-	-
Increase in deposit	(40)	-	-
Acquisition of subsidiary, net of cash	387	385	-
Investment in assets measured at fair value through profit or loss	(626)	4,532	(1,326)
Grant of short-term loans to equity accounted investees	-	(600)	(1,296)

Net cash used in investing activities	(22,763)	(26,087)	(7,955)

Cash flows from financing activities

Proceeds from issuance of shares as part of private issuance, net	38,020	62,283	-
Proceeds from exercise of options (Note 17)	833	3,883	670
Issuance of options	-	-	1,214
Deferred issuance costs	-	(2,426)	-
Lease payments	(576)	(189)	-
Receipt (repayment) of loans from banks	665	(174)	-
Receipt (repayment) of loan from related party and controlling shareholder	(13,653)	(143)	8,730

Net cash provided by financing activities	25,289	63,234	10,614

Increase in cash and cash equivalents	10,329	25,578	1,173
Exchange differences in respect of balances of cash and cash equivalents	221	(1,656)	13
Balance of cash and cash equivalents at beginning of year	27,338	3,416	2,230

Balance of cash and cash equivalents at end of year	37,888	27,338	3,416

The accompanying notes are an integral part of the consolidated financial statements.

F-7

Consolidated Statements of Cash Flows	Intercure Ltd.

	For the year ended December 31
	2020	2019	2018
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of comprehensive income:

Depreciation	3,253	828	10
share-based payment (Note 17L)	10,008	68,036	7,830
Changes in the fair value of financial assets through profit or loss, net	37,195	(20,996)	577
Gain in respect of acquisition of a subsidiary (Note 8B)	-	(58,808)	-
Increase in the value of liabilities in respect of options (Note 14)	-	-	840
Finance expenses (income), net	(92)	3,151	1,246
Change in liabilities in respect of employee benefits, net	(39)	96	-
Income tax	(2,268)	(673)	-
Company’s share in the loss of associate	-	340	1
	48,057	(8,026)	10,504
Changes in assets and liabilities items:

Increase in trade receivables	(9,608)	(1,183)	-
Decrease (increase) in other receivables	5,139	(4,243)	40
Decrease (increase) in inventory	(14,167)	3,029	-
Increase in biological assets	(2,008)	(1,096)	-
Increase in trade payables	12,269	4,021	228
Increase in other payables	4,254	1,913	540

	(4,121)	2,441	808

	43,936	(5,585)	11,312
B) Material non-cash operations
Acquisition of subsidiary, net of cash against share issuance (Note 8B)	6,904	107,632	-
Classification of liability for options to equity due to the change in functional currency	-	-	855
Withholding tax in connection with acquisition of associate (Note 8)	-	-	2,260

F-8

Consolidated Statements of Cash Flows	Intercure Ltd.

C) Aggregate cash flows derived for the Company as a result of the acquisition (Note 8):

2020- Acquisition of Cannolam

NIS in thousands
Trade and other receivables	1,790
Inventory	237
Property, plant and equipment and right-of-use asset	3,204
Trade and other payables	(1,862)
Short term loan	(1,296)
Lease liability	(2,039)
Goodwill	22,138
Issuance of shares	(6,904)
Non-controlling interests	(15,655)
Total acquisition of subsidiary, net of cash	(387)

2019- Acquisition of Canndoc

NIS in thousands
Disposition of equity accounted investee	(65,967)
Issuance of shares	(107,632)
Goodwill	167,965
Trade and other receivables	1,051
Inventory and biological assets	7,723
Property, plant and equipment	1,791
Loan	(2,146)
Trade and other payables	(1,731)
Short term loan from related parties	(716)
Deferred tax liability	(723)
Total acquisition of subsidiary, net of cash	(385)

The accompanying notes are an integral part of the consolidated financial statements.

F-9

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange and domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector through its holding of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd. The Company also has additional holdings in the biomed sector. See Note 23 regarding operating segments.

Canndoc:

In 2018, the Company decided to expand its activity to the medical cannabis sector, and therefore engaged in an investment agreement with Canndoc Ltd. (hereinafter: “Canndoc”).

In 2019, the Company completed the acquisition of the entire holding of Canndoc, such that, after the transaction was closed, the Company holds 100% of Canndoc’s issued and paid-in capital.

Canndoc has partnered with Kibbutz Beit HaEmek and Kibbuutz Nir-Oz (the “Kibbutzim”) for the purpose of breeding, cultivating and harvesting of pharmaceutical-grade cannabis. The activities of these collaborative arrangements with the Kibbutzim are not conducted through separate legal entities and therefore the Company recognizes its share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations according to the contractual agreements with the Kibbutzim.

The Company, through Canndoc, is engaged in research, marketing, cultivation, production and distribution of medical cannabis products in Israel and around the world. For additional details regarding the investment in Canndoc, see Note 8.

Cannolam:

On May 14, 2020, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the teritory of the state of Israel. Inter alia, Cannolam Ltd. Has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma. For additional information, see Note 8.

Investments in the biomed sector:

The Company invested in two companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”) and NovellusDX Ltd. (hereinafter: “Novellus”).

For additional details regarding investments in the biomed sector, see Note 10.

F-10

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 1 - General (Cont.)

B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Companies which are not under the Company’s control, and which are presented according to the equity method.

Note 2 - Significant Accounting Policies

Framework for preparation of the financial statements

The accounting policy described below was applied in the financial statements consistently, in all of the presented periods, unless specified otherwise.

A.	Presentation basis of the financial statements

The Company’s consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, comply with International Financial Reporting Standards (hereinafter: “IFRS”) and clarifications thereto which have been published by the International Accounting Standards Board (IASB).

The Company’s financial statements are prepared on a historical cost basis, except for financial assets or financial liabilities at fair value through profit or loss.

The Company’s operating cycle does not exceed 12 months.

In its preparation of the financial statements, management is required to use significant accounting estimates. Management is also required to exercise discretion in the process of applying the significant accounting policies. The issues which require significant discretion and the use of estimates, which have a significant impact on the amounts which were recognized in the financial statements, are specified in Note 3. Actual results may differ significantly from the estimates and assumptions which were used by Company management.

F-11

Notes to the Consolidated Financial Statements	Intercure Ltd.

B.	Consolidated financial statements

The consolidated financial statements include the reports of companies over which the Company has control (subsidiaries).

Subsidiaries are entities which are controlled by the Company. The Company controls an entity when the Company has the power to influence the investee entity, when it has exposure or rights to variable returns from its involvement in the entity, and when it has the ability to exercise its influence over the investee entity in order to affect the amount of returns which it will receive from that entity. Subsidiaries are fully included in the consolidation beginning from the date when the Company obtains control of them. Consolidation is discontinued on the date when control ceases.

The consolidation of financial statements is performed beginning on the date when control was obtained, until the date when control was discontinued.

The financial statements of the Company and the subsidiaries are prepared for identical dates and periods. The accounting policy in the financial statements of the investees was implemented in a manner which was uniform and consistent with the policy which was applied in the Company’s financial statements. Material intercompany balances and transactions, and profit and loss due to transactions between the Company and the subsidiaries, were canceled in their entirety in the consolidated financial statements.

C.	Functional currency and presentation currency

Until August 2018, the Company’s functional currency was the USD. In September 2018, the Company acquired 38% of the shares of Canndoc Ltd., and expanded its operations to the medical cannabis sector. The acquisition of the remaining Canndoc shares was completed in early 2019. Canndoc Ltd. Is an Israeli company whose functional currency is the NIS. The transaction involving the acquisition of Canndoc shares was executed through a NIS denominated loan from Mr. Alex Rabinovitch, the Company’s CEO and controlling shareholder (the “Controlling Shareholder”), as stated in Note 13. The Company’s cash balances are mostly held in NIS, and the Company’s expenses are mostly denominated in NIS. In light of the foregoing, the Company determined that its main operating environment had changed, and accordingly, that its functional currency had changed from the USD to the NIS, on a prospective basis.

F-12

Notes to the Consolidated Financial Statements	Intercure Ltd.

Presentation of comparative figures

As stated above, the functional currency for the periods presented in comparative figures for 2018 is the USD. The comparative figures which are presented in this report were translated to NIS according to the exchange rate on the date of the transition to NIS as the functional currency.

Assessment of the classification of liabilities and equity due to the change in functional currency

Following the change in functional currency, the Company re-assessed the classification of equity instruments and liabilities which it has issued. The Company has options which were granted to investors which, during the period when the functional currency was the USD, did not meet the definition of equity, and were therefore classified as liabilities. Following the change in functional currency, these instruments do not meet the definition of a liability, and therefore, on the date of the transition to NIS as the functional currency, they were classified as equity instruments according to their fair value on the reclassification date. The total effect amounted to approximately NIS 855 thousand.

Transactions, assets and liabilities in foreign currency

Transactions denominated in a foreign currency other than the Company’s functional currency are recorded upon initial recognition, according to the exchange rate on the transaction date. Following initial recognition, monetary assets and liabilities denominated in foreign currency are translated on each reporting date into the functional currency, according to the exchange rate as of that date. Exchange differences are carried to the statement of income. Non-monetary assets and liabilities denominated in foreign currency which are presented at cost are translated according to the exchange rate on the transaction date. Non-monetary assets and liabilities denominated in foreign currency which are presented at fair value are translated into the functional currency using the exchange rate as of the date when the fair value was determined.

D.	Cash and cash equivalents

Cash equivalents are considered highly liquid investments, including unrestricted short term deposits in banking corporations whose maturity period does not exceed three months after the date of the deposit.

E.	Short term deposits

Short term deposits in banking corporations whose original period exceeds three months after the date of the investment, and which do not meet the definition of cash equivalents. The deposits are presented according to the terms of their deposit.

F-13

Notes to the Consolidated Financial Statements	Intercure Ltd.

F.	Biological assets

In accordance with IAS 41, the Company measures biological assets which are mostly comprised of medical cannabis plants and agricultural produce at fair value less selling costs until harvesting. This value is used as the cost basis of inventory after the harvest. Profit or loss due to changes in fair value less selling costs are included under the Company’s profit / loss in the year when they materialized. Growing costs in respect of the biological assets are capitalized to the cost of the biological assets. When calculating the fair value of a biological asset, the Company is required to use various estimates and approximations, including, inter alia, estimates regarding the growth stage of the seedlings until the harvest date, harvesting costs, selling costs, costs associated with oil extraction and packaging of finished products, estimates regarding the selling price of the Company’s products, and estimates of materials lost in process. Changes in these assumptions may result in significant changes in the value of the biological asset, the value of inventory, and the cost of sales, as well as in the fair value component in respect of the biological asset.

G.	Inventory

Inventory is measured as the lower of either cost or net realizable value. The cost of purchased inventory is determined on a first in - first out (FIFO) basis. The Company classifies the cannabis agricultural produce from a biological asset to inventory when harvesting, according to the fair value less selling costs on that date. This value serves as the cost basis of inventory. Processing costs and other additional costs which materialize in the process of bringing the inventory to its current location and condition are added to the cost of inventory. Net realizable value represents the estimated selling price in the ordinary course of business, less estimated costs to completion and the costs required to execute the sale. The Company periodically evaluates the condition and age of inventory, and provisions for slow inventory are made accordingly.

H.	Revenue recognition

Revenue from contracts with customers is recognized in the statement of income when the control of the asset or of the service has been transferred to the customer. The control transfer date is generally the date of delivery to the customer. Revenue is measured and recognized according to the fair value of the proceeds which are expected to be received in accordance with the contract terms, less amounts which have been collected for third parties (e.g., taxes). Revenue is recognized in the statement of income up to the extent to which are expected to flow to the Company, and the revenue and costs, if relevant, are reliably measurable.

F-14

Notes to the Consolidated Financial Statements	Intercure Ltd.

When determining the amount of revenue from contracts with customers, the Company evaluates whether it functions as a primary provider, or as an agent in the contract. The Company is the primary provider when it controls the guaranteed goods or services before they are transferred to the customer. In such cases, the Company recognizes revenue as the gross amount of proceeds. In cases where the Company functions as an agent, the Company recognizes the revenue as a net amount, after deducting the amounts which are owed to the primary provider. The Company currently has no material arrangements where it is acting as an agent. In cases where the products are transferred to the distributor and held by them in consignment until their sale by the distributor to a third party which constitutes the end customer, the Company recognizes revenue from their sale on the date when they are sold by the distributor to the third party.

I.	Property, plant and equipment

Items of property, plant and equipment are presented at cost plus direct acquisition costs, less accumulated depreciation and less accumulated impairment loss, and do not include routine maintenance expenses. The cost includes replacement parts and auxiliary equipment which are used in connection with fixed assets.

Items of property, plant and equipment which are of significant cost relative to the total cost of the item are depreciated separately, according to the component approach.

Depreciation is calculated in equal annual rates according to the straight line method, throughout the asset’s useful lifetime, as follows:

%

Machinery and equipment	7-15
Computers	33
Leasehold improvements	10

Building improvements are depreciated in a straight line throughout the estimated lifetime of the improvement.

The useful lifetime, depreciation method and residual value of each asset is evaluated, as a minimum, at the end of each year, and changes are treated as a prospective change in accounting estimate. The depreciation of assets is discontinued when the asset is classified as held for sale or when the asset is written off, whichever is earlier.

J.	Taxes on income

Expenses (income) in respect of taxes on income include the total amount of current taxes, as well as the total change in the balances of deferred tax, excluding deferred taxes due to transactions carried directly to equity, and business combination transactions.

F-15

Notes to the Consolidated Financial Statements	Intercure Ltd.

K.	Financial instruments:

1.	Financial assets

Financial assets are measured on the date of initial recognition at fair value plus transaction costs which are directly attributable to the acquisition of the financial asset, except in case of a financial asset measured at fair value through profit or loss, for which the transaction costs are carried to the statement of income.

The Company classifies and measures the debt instruments in its financial statements based on the following criteria:

(A)	The Company’s business model for the management of financial assets; and
(B)	The characteristics of the financial asset’s contractual cash flows.

Most of the Company’s financial assets are classified as Financial assets mesured at fair value through profit or loss

2.	Impairment of financial assets

The Company evaluates, on each reporting date, the loss provision in respect of financial debt instruments which are not measured at fair value through profit or loss.

The Company distinguishes between two situations involving recognition of a loss provision;

A)	Debt instruments whose credit quality has not significantly deteriorated since the initial recognition date, or cases involving low credit risk - the loss provision which will be recognized in respect of that debt instrument will take into account expected credit loss during the 12 month period after the reporting date; or

B)	Debt instruments whose credit quality has significantly deteriorated since the initial recognition date, and cases involving credit risk which is not low - the loss provision which will be recognized will take into account expected credit losses throughout the instrument’s remaining lifetime.

The Company applies the expedient which was determined in the standard, according to which it assumes that a debt instrument’s credit risk has not significantly increased since the initial recognition date if it was determined, on the reporting date, that the instrument’s credit risk is low, for example, when the instrument has an external rating of “investment grade”.

Impairment in respect of debt instruments which are measured at amortized cost is carried to the statement of income against a provision, while impairment in respect of debt instruments which are measured at fair value through other comprehensive income is carried against a capital reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

F-16

Notes to the Consolidated Financial Statements	Intercure Ltd.

The Company has financial assets with short credit periods, such as trade receivables, to which it is entitled to apply the expedient specified in the model, i.e., the Company will measure the loss provision in an amount equal to the expected credit losses throughout the instrument’s entire lifetime. The Company chose to adopt the expedient in respect of those financial assets.

3.	Financial liabilities measured at amortized cost

On the date of initial recognition, the Company measures the financial liabilities at fair value less transaction costs which are directly attributable to the issuance of the financial liability.

Following initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss.

4.	Derecognition of financial liabilities

The Company derecognizes a financial liability when and only when it has been settled, canceled or has expired.

A financial liability is extinguished when the debtor has settled the liability by cash payment, through other financial assets, through goods or services, or has been legally released from the liability.

In case of changes to the terms of an existing financial liability, the Company evaluates whether the terms of the liability differ significantly from the current terms.

When a significant change is made to the terms of an existing financial liability, the change is treated as derecognition of the original liability, and recognition of the new liability. The difference between the aforementioned two liabilities in the financial statements is credited to the statement of income.

In case the change is immaterial, the Company updates the amount of the liability, by discounting the new cash flows using the original effective interest rate, while the differences are carried to the statement of loss and comprehasive loss.

When evaluating whether the case involves a significant change to the terms of an existing liability, the Company takes into account qualitative and quantitative considerations.

L.	Fair value measurement

Fair value is the price which would be received upon the sale of an asset, or the price which would be paid upon the transfer of a liability, in an ordinary transaction between market participants on the measurement date.

The measurement of fair value is based on the assumption that the transaction will be executed in the main market of the asset or liability in question, or in lieu of a main market, in the most advantageous market.

The fair value of an asset or liability is measured according to assumptions which market participants would use when pricing the asset or liability, assuming the market participants are working in favor of their own economic interests.

F-17

Notes to the Consolidated Financial Statements	Intercure Ltd.

The Group uses valuation techniques as appropriate for the circumstances, and for which sufficient obtainable data exists in order to measure fair value, while maximizing the use of relevant observable inputs, and minimizing the use of unobservable inputs.

All assets and liabilities which are measured at fair value, or whose fair value was disclosed, are divided into categories in the fair value hierarchy, based on the lowest level of inputs which is significant to the measurement of fair value in its entirety:

Level 1:	Quoted prices (without adjustments) in an active market of identical assets and liabilities.
Level 2:	Inputs which are not quoted prices which are included in level 1, which are directly or indirectly observable.
Level 3:	Inputs which are not based on observable market data, as described in Note 6 - Biological Assets. Investments in financial assets measured at fair value through profit or loss (investments in companies in the biomed sector) are mostly performed using the OPM valuation technique (without using market data), as described in Note 10.

M.	Provisions

A provision is recognized when the Group has a (legal or constructive) liability in the present due to an event which occurred in the past, when it is expected that economic resources will be required in order to settle the liability, and when it can be reliably measured.

N.	Shared-based payment

Employees / other service providers of the Company are entitled to benefits in the form of the Group’s equity-settled share-based payment plans.

The cost of equity-settled transactions with employees is measured according to the fair value of the equity instrument on the grant date. The fair value is established using a generally accepted options pricing model.

The cost of equity-settled transactions is recognized in the statement of income along with the corresponding increase in equity over the period when the terms of performance and/or the service are fulfilled, and ends on the date when the relevant employees become entitled to the compensation (hereinafter: the “Vesting Period”). The cumulative expense which is recognized in respect of equity-settled transactions at the end of each reporting date until the vesting date reflects the rate of passage of the vesting period, and the Group’s best estimate of the number of equity instruments that will eventually vest. The expense or income in the statement of income reflects the change between the expense which accrued until the end of the reporting period, and that which accrued until the end of the previous period.

F-18

Notes to the Consolidated Financial Statements	Intercure Ltd.

When the Company makes changes to the terms of an equity-settled grant, an additional expense is recognized, beyond the original expense which was calculated in respect of the change, which increases the overall fair value of the compensation which is granted or which benefits the employee / other service provider, according to the fair value on the date of the change.

O.	Loss per share

The Company calculated the amounts of basic loss per share and diluted loss per share in respect of the loss for the year which is attributable to holders of the Company’s ordinary shares.

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares that were outstanding during the year.

The weighted average of the number of shares which were used to calculate diluted loss per share is the weighted average of the number of ordinary shares which was calculated for the purpose of basic loss per share, plus the weighted average of the number of ordinary shares which would have been issued as a result of the conversion of all of the dilutive potential ordinary shares into ordinary shares. Dilutive potential ordinary shares are considered as if they had been converted to ordinary shares at the beginning of the period, or beginning on their issuance date, whichever is later. Potential ordinary shares are considered dilutive when their inclusion decreases the earnings per share from continuing operations, or increases the loss per share from continuing operations.

P.	Operating segments

Operating segments are reported according to the same basis of internal reports that are regularly reviewed by the Company’s Chief Operating Decision Maker, who is responsible for allocating resource to the Company’s operating segments, and assessing their performance. Until August 2018, the Company was engaged in a single operating segment - investments in portfolio companies in the biomed sector. Since the date of obtaining significant influence over Canndoc Ltd., the Company has two operating segments: 1. Investments in portfolio companies in the biomed sector; 2. Investments in the medical cannabis sector.

F-19

Notes to the Consolidated Financial Statements	Intercure Ltd.

Q.	IFRS 16, Leases

In January 2016, the IASB published International Financial Reporting Standard 16, Leases (hereinafter: the “New Standard”)

In accordance with the new standard, a lease is defined as a contract, or as part of a contract, when it transfers, in consideration of payment, the right to use the asset for a defined period of time.

Listed below are the new standard’s main effects:

●	The new standard requires lessee to recognize all leases as an asset against a liability in the statement of financial position (except for certain cases, see below) similarly to the accounting treatment of a finance lease in accordance with the existing standard IAS 17, Leases.
●	Lessees will recognize a liability in respect of the lease payments, and will also recognize right-of-use asset. Lessees will also recognize interest expenses and depreciation expenses separately.
●	Variable lease payments which do not depend on any index or interest rate, and which are based on performance or use (e.g., a percentage of turnover) will be recognized as an expense by the lessees, or as income by the lessors, on the date of their materialization.
●	In case of a change in the index-linked variable lease payments, the lessee is required to re-assess the lease liability, with the impact of the change being applied to the right-of-use asset.
●	The new standard includes two exceptions under which lessees may account for leases according to the current accounting treatment in respect of operating leases, in case of leases of assets of low monetary value, or in case of leases for periods of up to one year.
●	The lessor’s accounting treatment remains with no significant change relative to the current standard, i.e., classification as a finance lease or operating lease.

As from January 1, 2019 the Company applies the new standard, which replaced International Accounting Standard 17, Leases. The impact of the application on the Company’s financial statements was immaterial.

F-20

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 3 - Significant Accounting Estimates and Approximations:

In the process of applying the significant accounting policies in the financial statements, the Group exercised discretion and took into account considerations regarding the following matters, which have a significant impact on the amounts which were recognized in the financial statements:

Significant estimates and assumptions

In the preparation of the financial statements, management is required to make use of estimates and assumptions which affect the implementation of the accounting policy and the reported amounts of assets, liabilities, income and expenses, regarding which there is a significant risk of the performance of significant adjustments to the carrying amounts of assets and liabilities during the next fiscal year.

Changes in accounting estimates are applied during the period when the estimate was changed.

Determination of fair value of non-marketable financial assets - investments in companies in the biomed sector

The fair value of non-marketable financial assets classified at level 3 of the fair value hierarchy (investments in stocks and options of portfolio companies in the biomed sector) is determined according to the valuation methods described in Note 10. The estimated fair value of financial instruments which are not listed for trade in an active market includes several assumptions, where any change therein, or the non-materialization thereof, could significantly affect their fair value.

Determination of the fair value of biological assets and net realizable value of inventory

The fair value of biological assets and the cost of inventory on the harvest date is determined based on the overall estimates of management (key assumptions - expected selling price according to the determined arrangements, completion and processing costs, percentage of mature plants), changes in assumptions used to measure fair value may affect the fair value of biological assets or the net realizable value.

Goodwill

For the purpose of determining whether impairment of goodwill has occurred, Company management estimates the value in use of cash-generating units to which goodwill has been allocated. For details regarding the calculation of value in use, see Note 8D. For the year ended December 31, 2020 - The recoverable amount was estimated to be higher than the carrying amount of the unit, and no provision for impairment was required.

F-21

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 4 - Cash and Cash Equivalents:

	December 31
	2020	2019
	NIS in thousands

Cash in the bank and in hand	37,888	27,338

The currencies in which balances of cash and cash equivalents are denominated, or to which they are linked, are:

	December 31
	2020	2019
	NIS in thousands

USD	-	15,879
NIS	37,888	11,368
EUR	-	91
Total cash and cash equivalents	37,888	27,338

Note 5 - Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	December 31
	2020	2019
	NIS in thousands
Finished goods	7,640	990
Goods in process and dried inflorescence	11,409	3,655
Total inventory	19,049	4,645

F-22

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 6 - Biological Assets:

As stated in Note 2F above, the Company measures biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	2020	2019
	NIS in thousands
Balance as of January 1	1,145	-
Commencement of consolidation (Note 8B)	-	49
Costs of growing medical cannabis plants	10,450	3,129
Change in fair value less selling costs	3,202	3,076
Transfer to inventory	(11,644)	(5,109)
Balance as of December 31	3,153	1,145

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumoption used:

	31/12/2020	31/12/2019
Net growing area (in thousands of square meters)	10.5	2.5
Estimate net yield as of the reporting date (tons) (1)	2.1	0.4
Estimated net selling price (NIS per gram) (2)	12-19	12-19
Estimated rate of products which will be sold as inflorescence (in percent) (3)	85%	82%
Estimated rate of products which will be sold as oil (in percent) (3)	15%	18%
Estimated growing cycle length (in weeks) (4)	13-15	13-15
Estimated growing cycle completion rate (in percent) (5)	15%	33%
Proportion of plants which do not reach the harvesting stage	8%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future rate of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	31/12/2020	31/12/2019
Average selling price	315	120
Proportion of oil products	27	7
Proportion of plants which do not reach the harvesting	(394)	(143)

F-23

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 7 - Investments in Financial Assets Mesured at Fair Value Through Profit or Loss:

As of December 31, 2020 and as of December 31, 2019, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.75% of XTL’s issued and paid-up capital.

As of the end of the reporting period, the Controlling Shareholder holds 24.95% of XTL shares.

The fair value of these shares as of the end of the reporting period was estimated based on the quoted share price (level 1) as XTL is a publically traded company listed in the Tel-Aviv stock exchange, see also Note 12B.

The fair value and changes in securities which were classified “Financial assets mesured at fair value through profit or loss” during the reporting periods was as follows:

	2020	2019
	NIS in thousands
Balance as of January 1,	177	246
Changes in fair value carried to the statement of income	199	(69)
Balance as of December 31,	376	177

Note 8 - Investment in Subsidiaries:

The Company has two active subsidiaries, both in the cannabis sector: Canndoc Ltd., which is wholly owned (100%), and Cannolam Ltd., which is held 50.1%:

A.	Acquisition of 38% of Canndoc shares

On September 4, 2018, the Company acquired 38% of the share capital of Canndoc Ltd., a private company which is unrelated to the Company, and which holds an active license from the Ministry of Health for growing medical cannabis and for distributing it to patients in Israel.

A.	Canndoc Ltd. Was incorporated in March 2010, and is engaged in the field of propagating, growing and marketing medical cannabis products (IMC Medical Grade), as well as conducting studies in the field.

B.	Canndoc Ltd. Holds a license from the Ministry of Health for growing medical cannabis and for distributing it to patients in Israel. The Company has also been certified as fulfilling the Ministry of Health’s regulation process regarding regulation and preparedness for exporting - the IMC-GAP standard, as defined and established by the Medical Cannabis Unit at the Ministry of Health, which was given to the Company, both in respect of the propagation farm, and in respect of the growing farm.

As stated in Note 13, the financing for the acquisition in accordance with the agreement was provided to the Company by the Controlling Shareholder, who presented the transaction to the Company, and offered the Company to engage in the transaction. In consideration of the financing for the transaction, and subject to its completion, the Company granted to the controlling shareholder options convertible into ordinary Company shares.

F-24

Notes to the Consolidated Financial Statements	Intercure Ltd.

In consideration of the acquired interests, the Company paid a total of NIS 8,216 thousand. The consideration included a total of NIS 7,500 thousand which was paid to the seller in respect of the sold shares, while the rest of the consideration was provided to Canndoc as a shareholder’s loan bearing interest of 2.61%, to finance its operating activities, instead of a shareholder’s loan which the seller provided to Canndoc in the past, see also Note 13B.

Additionally, on the acquisition date the Company provided an additional loan of NIS 500 thousand which bears annual interest at a fixed rate of 5% per year and will be repaid on the earlier of either (1) One year after the date of receipt of the loan; or (2) The completion of a capital raising by the borrower. As of the end of the reporting period, this loan has not yet been repaid.

B.	Completion of the acquisition of 100% of Canndoc shares:

On February 11, 2019, the Company completed the acquisition of 100% of Canndoc shares, against an allocation of shares of the Company. In respect of the completion of the acquisition, the Company performed an updated valuation of the investment in Canndoc in its financial statements.

A.	Presented below is the fair value, as of the acquisition date, of the transferred consideration:

NIS in thousands
Issuance of 7,931,589 ordinary shares of the Company (A)	107,632
Total transferred consideration	107,632
Fair value of the investment in Canndoc prior to the business combination (B)	65,968
Total	173,600

(A)	The fair value of the ordinary shares which were issued as part of the consideration of the business combination was determined based on the closing price of the Company’s stock on the Tel Aviv Stock Exchange on February 11, 2019.
(B)

The Group recognized a gain in the amount of approximately NIS 58,808 thousand as a result of the fair value measurement of its equity rights, at a rate of 38%, in Canndoc Ltd., which were held before the business combination. The profit was included under other expenses (income), net, in the statement of comprehensive income for the period ended December 31, 2019.

B.	Cash flows which arose for the Group as a result of the acquisition:

2019
NIS in thousands
Total acquisition cost	107,632
Less - non-cash consideration for Canndoc Ltd.	(107,632)
Consideration paid in cash	-
Plus acquired cash and cash equivalents	385
Total	385

F-25

Notes to the Consolidated Financial Statements	Intercure Ltd.

C.	Amounts recognized on the acquisition date

NIS in thousands
Cash and cash equivalents	385
Trade and other receivables	1,051
Inventory and biological assets	7,723
Property, plant and equipment	1,791
Loan	(2,146)
Trade and other payables	(1,731)
Short term loan from related parties	(716)
Deferred tax liability	(723)
Total identifiable net assets	5,634

D.	Goodwill

The consideration which was paid in the business combination included amounts associated with the expected benefits from growth in revenue, and future developments in Canndoc’s operating market.

All of the above led to the creation of goodwill in the amount of NIS 167,965 thousand due to the business combination.

Impairment test of goodwill:

The goodwill is allocated to a cash-generating unit - the cannabis segment. As of the end of the reporting period, the Company performed an impairment test of goodwill. The recoverable amount of this cash-generating unit was determined according to the fair value of the Company’s shares as of the end of the reporting period on the Tel Aviv Stock Exchange, less financial assets and the value of the Company’s stake in XTL, Novellus and Regenera (as described in Note 7 and Note 10).

F-26

Notes to the Consolidated Financial Statements	Intercure Ltd.

C.	Acquisition of 50.1% stake in shares of Cannolam:

On May 14, 2020, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd.

The Company allocated to some of the shareholders of Cannolam Ltd. (in a private allocation) 1,788,962 shares, which constituted approximately 1.62% of the Company’s issued and paid-up capital (1.41% fully diluted), in consideration of 21.9% of the shares of Cannolam Ltd.

Cannolam Ltd. Will also be given rights to agricultural produce which will be grown in Canndoc’s (current or future facilities, including providing the right to grow on land for which Canndoc has rights of use, or alternative land in which no less than NIS 10,200 thousand has been invested, in consideration of the allocation of 28.2% of Cannolam shares, such that the Company will cumulatively hold 50.1% of Cannolam shares.

The Cannolam acquisition transaction was completed on July 1, 2020, and accordingly, its operating results were consolidated for the first time beginning on that date.

Presented below is the fair value, as of the acquisition date, of the transferred consideration:

NIS in thousands

Issuance of 1,788,962 ordinary shares of the Company (A)	6,904
Rights to agricultural produce	10,200
Shareholder’s loan	(600)
Non-controlling interests	15,655
32,159

(A) The fair value of the ordinary shares which were issued as part of the consideration of the business combination was determined based on the closing price of the Company’s stock on the Tel Aviv Stock Exchange on July 1, 2020.

B. Net cash flow in the acquisition

NIS in thousands

Consideration paid in cash	-
Less - acquired cash and cash equivalents	387
Total	387

F-27

Notes to the Consolidated Financial Statements	Intercure Ltd.

C. Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	387
Trade and other receivables	1,790
Rights to agricultural produce	10,200
Inventory	237
Property, plant and equipment and right-of-use asset	3,204
Financial liabilities	(2,462)
Loan from non-controlling interest	(1,296)
Lease liability	(2,039)
Total identifiable net assets	10,021

Goodwill	22,138

D. Goodwill

The cost of the business combination embeded payment in respect of the control premium for the acquisition of Cannolam. Additionally, the consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in Cannolam’s operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 22,138 thousand.

E. Non-controlling interests

The total sum of non-controlling interests in Cannolam Ltd. (49.9%) which was recognized on the acquisition date is NIS 15,655 thousand. The non-controlling interests were estimated based on their fair value.

F. Impact of the acquisition on the Company’s results

Total revenue in the six month period ended December 31, 2020 includes approximately NIS 11,160 thousand which is attributable to Cannolam Ltd.

Additionally, total comprehensive loss for the six month period ended December 31, 2020 includes profit of approximately NIS 2,187 thousand which is attributable to Cannolam Ltd.

Had the acquisition taken place at the begining of the twelve month period ended December 31, 2020, the Group’s total revenue would have amounted to approximately NIS 72,119 thousand, and the Company’s losses would have amounted to approximately NIS 36,218 thousand.

F-28

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 9 - Property, Plant and Equipment and right of use assets

2020

	Computers and office	Right-of-	Machinery and	Buildings and green-
	equipment	use asset	equipment	houses *	Total
	NIS in thousands
Cost
Balance as of January 1, 2020	426	2,957	1,677	27,932	32,992
Acquisitions as part of business combination	276	2,039	-	889	3,204
Additions during the year	202	-	1,714	19,453	21,369
Balance as of December 31, 2020	904	4,996	3,391	48,274	57,565

Less accumulated depreciation
Balance as of January 1, 2020	71	246	138	387	842
Additions during the year	89	623	389	2,152	3,253
Balance as of December 31, 2020	160	869	527	2,539	4,095

Property, plant and equipment, net, as of December 31, 2020	744	4,127	2,864	45,735	53,470

F-29

Notes to the Consolidated Financial Statements	Intercure Ltd.

2019

	Computers and office	Right-of-	Machinery and	Buildings and green-
	equipment	use asset	equipment	houses *	Total
	NIS in thousands
Cost
Balance as of January 1, 2019	100		-	-	100
Changes due to initial consolidation	58	-	547	1,186	1,791
Additions during the year	268		1,130	26,746	28,144
Right-of-use asset in respect of the initial adoption of IFRS 16	-	2,957	-	-	2,957
Balance as of December 31, 2019	426	2,957	1,677	27,932	32,992

Less accumulated depreciation
Balance as of January 1, 2019	14	-	-	-	14
Additions during the year	57	246	138	387	828
Balance as of December 31, 2019	71	246	138	387	842

Property, plant and equipment, net, as of December 31, 2019	355	2,711	1,539	27,545	32,150

* Including property under construction. As of December 31, 2019, the Company has property under construction in the amount of NIS 15,000 thousand. AS of December 31, 2020, all of the property is operational.

Note 10 - Investment in Assets Measured at Fair Value through Profit or Loss:

The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	December 31
	2020	2019
	NIS in thousands
Fair value of the investment in Regenera (1) (A)	-	39,910
Fair value of the investment in Novellus (B)	3,141	-
	3,141	39,910

(1) For additional details see Note 24, subsequent events.

F-30

Notes to the Consolidated Financial Statements	Intercure Ltd.

A. Regenera Pharma Ltd (“Regenera”) –

A.1 Contractual agreement with Regenera Ltd.

In 2015, the Company signed an investment agreement with Regenera Pharma Ltd. (hereinafter: “Regenera”), an Israeli private company in the biomed sector, which is engaged in the research and development of innovative treatment methods for tissue restoration in the human body, according to which the Company will invest in Regenera a total of approximately USD 2.5 million, of which USD 1.25 million on the signing date of the agreement, and an additional USD 1.25 million will be transferred once confirmation has been received regarding the achievement of the milestone.

In accordance with the completion of the milestone, in 2016, the Company transferred the second part of the investment.

In March 2018, Regenera recruited its first patient to begin the Phase A2 trial on Alzheimer’s patients in Canada. The trial is expected to be conducted on 45-80 patients suffering from middle-stage Alzheimer’s disease. The trial was conducted in five medical centers in Canada, and concluded in November 2019.

A.2 Increase of the Company’s stake in Regenera in consideration of a private allocation to Bamot Ltd.

In 2016, the Company acquired ordinary shares of Regenera from Bamot Investments, Initiation and Energy (1996) Ltd. (hereinafter: “Bamot”), in exchange for which the Company allocated shares and options to Bamot.

On September 1, 2019, Bamot exercised all of its options at an exercise price of NIS 1 per share, in consideration of 1,000,000 shares.

A.4 Loan convertible into shares

In 2016 Regenera engaged in a convertible, interest-bearing loan agreement with the Company and Angels High Tech Investments Ltd. (the “2016 Loan Agreement”). In the first stage, the Company and Angels lent, in accordance with the 2016 loan agreement, a total of USD 350 thousand each.

In 2017 the Company invested an additional total of USD 650 thousand in Regenera, in accordance with the 2016 loan agreement, such that the total amount of the loan in accordance with the agreement amounted to a total of USD 1 million.

In February 2018 the loan was converted to Series B preferred shares of Regenera. In 2018 the Company invested an additional total of approximately USD 350 thousand, in exchange for preferred shares.

A.5 Sale of shares

On May 22, 2019, the Company completed the sale of 105,833 Series A preferred shares of Regenera, which constitute approximately 1.35% of the issued and paid-up capital of Regenera (undiluted), for a total cash consideration of USD 1.27 million, reflecting a price per share of approximately USD 12.

F-31

Notes to the Consolidated Financial Statements	Intercure Ltd.

A.6 Value of the Company’s holding in Regenera:

The preferred shares and derivative instruments are presented in the balance sheet under the item for the investment in Regenera - financial assets measured at fair value through profit or loss and classified at level 3, as described in Note 12B.

Presented below is the value of the financial instruments:

	As of December 31
	2020	2019
	NIS in thousands
Ordinary shares	-	8,063
Series A preferred shares	-	16,644
Series B preferred shares	-	2,509
Series B-1 preferred shares	-	8,789
Options for series B-2 preferred shares	-	3,905
Total	-	39,910

Parameters used to calculate the fair value of preferred shares

In accordance with the valuation of the investment, the fair value of series A preferred shares was estimated according to the options pricing model (OPM). In this method, the investment in each series of shares is likened to a call option, where the rights of the share series with priority for that investment represents an exercise price.

Parameters used to calculate the fair value of share types:

Underlying asset -	The underlying asset is the value of all of the Company’s equity instruments, as assessed according to the OPM model.

Exercise price -	The exercise price of each share layer is that layer’s superior liquidation rights.

Expected life -	The estimated duration until the occurrence of an event involving a merger or acquisition of the Company. In accordance with the assessments of Company management, the lifetime was estimated at two years.

Risk-free interest rate -	Calculated based on the yield to maturity of US government bonds with an average lifetime which is approximately equal to the contractual lifetime until the liquidation event. The risk-free interest rate which was used in the calculation was 1.58%.

Standard deviation -	Based on the average standard deviation of five public companies which are similar to the Company, in terms of their characteristics and operations. The determined standard deviation was 57.28%.

F-32

Notes to the Consolidated Financial Statements	Intercure Ltd.

A.9. Stake and value of investment in Regenera:

On April 30, 2020, the Company’s board of directors discussed a notice which was received from Regenera, in which it was stated that in light of weak clinical results from an optic nerve trial, and an adjustment to the trial protocol, Regenera intends to raise a total of approximately USD 3 million, according to a value which is significantly lower than the valuation as of December 31, 2019, as part of a private allocation including rights.

The Company chose not to participate in the rights issue, and accordingly, on May 18, 2020, the Company was informed that Regenera had completed the raising through a private allocation to some of the current shareholders, whereby in Stage A the investors provided a total of approximately USD 1.3 million, and subject to the achievement of milestones, the investors will provide an additional total of approximately USD 2 million (hereinafter: the “Additional Raising Rounds”). The milestones are linked to the adjustment of the outline of the optic nerve clinical trial, and include, inter alia, receipt of FDA approval for the updated trial outline, and reaching “first patient in” status.

As a result the completion of the raising, the Company’s stake in Regenera was diluted from 11.76% to 9.33%. Subject to the completion of the remaining capital raising rounds, the Company’s stake will be diluted to a rate of 7.85%.

On September 29, 2020, the Company was informed that Regenera’s board of directors had resolved to discontinue Regenera’s activity. In light of the information which the Company received, the Company wrote off the value of its stake in Regenera.

B. NovellusDX Ltd. (“Novellus”)

B.1. Contractual agreement with NovellusDX Ltd.

In 2015 the Company signed an investment agreement together with the Pontifax Venture Capital and additional investors, for an investment of approximately USD 10 million in NovellusDX Ltd . (hereinafter: the “Agreement” and “Novellus”), a Israeli private company.

Novellus is developing an innovative technology which is intended to significantly improve the results of treatment of patients suffering from various types of cancer, using designated biological drugs (hereinafter: the “Product”).

Under the agreement, the Company will invest a total of USD 2.5 million (hereinafter: the “Investment Amount”), of which USD 1.25 million was invested on the initial closing date (as defined in the agreement), and an additional USD 1.25 million will be invested after the achievement of the milestone, as defined in the agreement between the parties. In consideration of the Company’s total investment, 390,930 Series B preferred shares and 312,734 options to acquire Series B1 preferred shares, at an exercise price of USD 7.994 per exercise share, were allocated to the Company.

F-33

Notes to the Consolidated Financial Statements	Intercure Ltd.

B.2. Successful achievement of milestone

Novellus achieved the milestone in 2016, and accordingly, the Company transferred the second payment in accordance with the agreement, in the amount of USD 1.25 million, in consideration of the allocation of 195,465 Series B preferred shares and 156,367 additional options.

B.3. Stake:

As of December 31, 2020, the Company’s stake in Novellus is approximately 8.88% of capital, undiluted (assuming conversion to ordinary shares), and approximately 7.24%, fully diluted.

B.4. Value of the Company’s holding in Novellus:

In September 2020, a capital raising round of approximately USD 56 million was completed. The Company undertook to provide a total of approximately USD 500 thousand, in three milestones. As of the date of the financial statements, the Company has invested a total of approximately NIS 181 thousand.

Following the raising, the Company’s stake in Novellus is 0.72%.

The total value of the Company’s holdings, including revaluation of its previous stake, amounts to NIS 3,141 thousand.

Note 11 - Receivables and Payables

A. Trade receivables:

	December 31
	2020	2019
	NIS in thousands
Open accounts	9,602	1,571
Credit cards receivable	3,414	16
Provision for doubtful debts	(550)	-
	12,466	1,587

F-34

Notes to the Consolidated Financial Statements	Intercure Ltd.

B. Other receivables:

	December 31
	2020	2019
	NIS in thousands
Institutions	710	3,093
Prepaid expenses	452	1,995
Prepayments to suppliers	337	302
Loan to non-related parties	1,643	-
Others	538	1,926
	3,680	7,316

C. Other payables:

	December 31
	2020	2019
	NIS in thousands
Accrued expenses	3,429	1,938
Institutions	1,309	794
Deferred revenues	1,166	-
Others	2,801	1,120
	8,705	3,852

F-35

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 12 - Financial Instruments and Management of Financial Risks:

A. Financial risk factors

The Company’s activity exposes it to various financial risks, such as market risks (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management plan focuses on activities to minimize possible negative effects on the Company’s financial performance.

1) Market risks:

A. Foreign currency risk

The carrying amounts of the Group’s financial assets and liabilities which are denominated in foreign currency are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2020	2019	2020	2019
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands

Cash - USD	-	15,879	-	-
Cash - EUR	-	91	-	-
Investment in Regenera - USD	-	39,910	-	-
Investment in Novellus - USD	3,141	-	-	-
Loan from controlling shareholder - USD	-	-	-	4,320

B. Price risk

The Company has investments in marketable shares listed on the Stock Exchange, which are classified as financial assets in respect of which the Group is exposed to risk due to volatility in the security’s price, which is determined based on market prices on the Stock Exchange. The balance of these investments in the financial statements as of December 31, 2020 is NIS 376 thousand.

2) Credit risk

Cash and cash equivalents:

Credit risk arises in respect of cash and cash equivalents. The Company engaged with banking corporations which have been given minimum independent ratings of AA.

Customer debt:

The terms of customer credit are up to end of month + 90 days. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company evaluates provisions for doubtful debts on a case by case basis. The Company has a factoring agreement in respect of customer debt with a leading bank in Israel. In accordance with the agreement and as of the reporting date, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 14 million.

F-36

Notes to the Consolidated Financial Statements	Intercure Ltd.

3)	Liquidity risk:

The Company evaluates the risk of cash shortage using monthly budgets. The following table presents the repayment periods of the Group’s financial liabilities, in accordance with their contractual terms, by undiscounted amounts (including payments in respect of interest):

As of December 31, 2020:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations	355	388	743
Trade payables and other payables	27,329	-	27,329
Lease liability (1)	899	3,500	4,399
Short term loan from related party (Note 13B)	166	241	407
	28,749	4,129	32,878

As of December 31, 2019:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations	33	43	76
Trade payables and other payables	8,787	-	8,787
Lease liability (1)	546	2,223	2,769
Short term loan from related party (Note 13)	14,206	-	14,206
	23,572	2,266	25,838

(1)	The Company has lease agreements in respect of the Company’s offices in Herzliya and the Givol pharmacy in Tel Aviv. The lease agreements are in effect until March 2025 and February 2029 (respectively).

B.	Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	-	-	3,141	3,141
Investment in XTL stocks	376	-	-	376
Total assets	376	-	3,141	3,517

F-37

Notes to the Consolidated Financial Statements	Intercure Ltd.

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	-	-	39,910	39,910
Investment in XTL stocks	177	-	-	177
Total assets	177	-	39,910	40,087

Financial assets

The Company has investments in investees measured at fair value through profit or loss. The fair value of the investments in these investees as of December 31, 2020 amounted to a total of NIS 3,141 thousand, in accordance with a valuation which was received from an external valuer (level 3). For additional information see Note 10 above.

For details regarding the fair value of the investment in XTL shares, see Note 7 above.

Changes in financial instruments whose fair value measurement was classified at level 3:

	Financial assets measured at fair value through profit or loss in
	2020	2019
	NIS in thousands

Opening balance	39,910	23,376
Investment (sale) of assets measured at fair value through profit or loss	626	(4,532)
Profit (loss) which was recognized in the statement of income	(37,395)	21,066
Closing balance	3,141	39,910

C.	Sensitivity analysis to changes in market factors:

The following table specifies the sensitivity to an increase or decrease of 1.5% in the relevant exchange rate. This metric represents the estimate of management regarding reasonably possible changes to the exchange rate. The sensitivity analysis includes current balances of monetary items denominated in foreign currency, and adjusts the translation thereof at the end of the period to a change of 1.5% in foreign currency rates.

	Impact of the USD	Impact of the EUR
	As of December 31	As of December 31
	2020	2020
	NIS in thousands	NIS in thousands

Profit or loss	143	-

F-38

Notes to the Consolidated Financial Statements	Intercure Ltd.

Sensitivity tests and main assumptions

The selected changes to the relevant risk variables, as presented in Note 10, were determined in accordance with the estimates of management regarding reasonably possible changes to those risk variables.

The Company performed sensitivity tests to main market risk factors which could affect the reported operating results or financial position. The sensitivity tests present profit or loss and/or the change in capital (before tax) for each financial instrument in respect of the relevant risk variable which was chosen for it, as of each reporting date. The evaluation of risk factors was performed based on the significance of the exposure of the operating results or financial position in respect of each risk factor, with reference to the functional currency, and assuming that all other variables remain unchanged.

The risk tests in respect of marketable investments for which quoted market prices (stock exchange prices) are available were based on possible changes in those market prices.

Note 13 - Transactions with Related Parties:

A.	Loans from controlling shareholder

On December 23, 2015, the Company entered into an agreement with Mr. Alexander Rabinovitch, the Company’s controlling shareholder, under which Mr. Rabinovitch undertook to provide to the Company, independently or through a company under his control, a total amount of USD 1.25 million, as a loan or guarantee, according to the Company’s exclusive discretion. The aforementioned loan / guarantee will be available to the Company for 12 months, i.e., from December 22, 2015 to December 22, 2016 (hereinafter: the “Repayment Date”), unless the parties have agreed to defer the repayment date of the loan / guarantee (hereinafter: the “Line Of Credit”).

As part of the foregoing engagement, the Company undertook that in case it has not repaid the line of credit by the foregoing repayment date, the line of credit will be converted by way of an allocation of ordinary Company shares with no par value, as part of a rights issuance to Company shareholders, which will be performed by the Company within 6 months after the repayment date. In case the foregoing rights issuance is not executed, for any reason whatsoever, the Company will be obligated to repay the line of credit on a date which will be agreed upon between the parties. The foregoing line of credit was given under eligible transaction conditions - i.e., the amount of the loan / guarantee will not accrue interest or linkage differentials.

At the Company’s request, on March 6, 2016 Mr. Rabinovitch provided a loan to the Company in the amount of USD 750 thousand (hereinafter: the “Loan”). The loan amount was used by the Company to perform the second part of the investment in Regenera.

On December 25, 2016, the Company signed an agreement with the controlling shareholder, according to which the line of credit and the loan, which were due to expire on December 22, 2016, would be extended until December 22, 2017. In November 2017, the Company signed an agreement with the controlling shareholder regarding an additional extension until December 22, 2018.

F-39

Notes to the Consolidated Financial Statements	Intercure Ltd.

On January 16, 2017, the Company reported that it had withdrawn an additional USD 250 thousand from the line of credit, such that the total amount of the loan from the controlling shareholder will amount to USD 1 million, and the remaining line of credit will amount to USD 250 thousand.

The fair value of the loan was estimated based on the expected cash flows in respect of the loan, discounted by the interest rate which the Company would have been required to pay on a similar loan under market conditions, as estimated by an independent external valuer.

The loan was initially recognized on December 23, 2015, at a fair value of USD 649 thousand (according to a discount rate of 20%), and in the discussion regarding the extension of the loan repayment date, December 22, 2016, the loan was recorded in the amount of USD 619 thousand (according to a discount rate of 21.11%), where the difference between these values and the loan amount was carried to the capital reserve for transactions with the controlling shareholder.

On January 16, 2017, an additional loan in the amount of USD 250 thousand was provided, which was recorded in its financial statements in accordance with its fair value of USD 211 thousand (according to a discount rate of 20.1%). On the loan extension date, December 22, 2017, the loan in the amount of USD 1 million was recorded in accordance with its fair value in the amount of USD 828 thousand (according to a discount rate of 18.9%). The difference between these values and the loan amount was carried to the capital reserve for transactions with the controlling shareholder.

In December 2018, it was agreed with the controlling shareholder that the repayment date will be March 31, 2019.

During the year, it was decided to extend the repayment date until no later than December 31, 2019. On the extension date, the Company recognized a capital reserve in the amount of NIS 598 thousand, in respect of the interest benefit. During the period, NIS 386 thousand was recorded in the Company’s financial statements as finance expenses in respect of this loan.

On June 24, 2018, the Company reported an agreement for the acquisition of Canndoc shares. The acquisition was financed by the provision of a credit facility, which was provided to the Company by the Company’s controlling shareholder. The consideration in the amount of NIS 9,000 thousand which was given to the Company was in respect of a loan with a fair value of NIS 7,786 thousand and a total of NIS 1,214 thousand in respect of 8,570,000 options.

The par value of the loan bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.61% in 2018). The loan principal, plus the loan interest, will be paid within one year after the date when the loan was provided to the Company in practice, unless the parties have agreed otherwise (the “Loan Period”). The Company will be entitled to execute a prepayment of the balance of the loan during the loan period.

On April 30, 2020 an extension was approved for the two controlling shareholder loans until July 2020, and on June 30, 2020, an (additional) extension was approved until October 2020.

The shareholder’s loans were fully repaid on October 22, 2020.

F-40

Notes to the Consolidated Financial Statements	Intercure Ltd.

B.	Loans from related party

Following the acquisition of subsidiary, net of cash, and the appointment of Mr. Avner Barak as a director in the Company, a loan of Mr. Avner Barak to Canndoc in the amount of NIS 718 thousand was recorded in the Company’s financial statements. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.62% in 2020). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand, until the final repayment in May 2023. The Group recognized a capital reserve in the amount of NIS 17 thousand in respect of the interest benefit. During the year, interest expenses were recorded in the Company’s financial statements in the amount of NIS 21 thousand in respect of this loan. The balance of the loan as of December 31, 2020 is NIS 407 thousand.

C.	Sublease agreement with companies related to the related party

The subsidiary Canndoc leases an office floor, and subleases to three related companies of the controlling shareholder.

Revenue of NIS 263 thousand was recorded in the financial statements.

Note 14 - Options for the Acquisition of Company Shares:

On June 23, 2019, 2,125,000 options (Series 3), which had been issued in 2017, were exercised into ordinary Company shares, in consideration of an exercise price in the amount of NIS 3,883 thousand.

Note 15 - Taxes on Income:

A.	Tax rates applicable to the Company

The corporate tax rate has been 23% since 2018.

B.	Tax assessments

In accordance with the agreement with the tax authorities, the Company has tax assessments that are considered as final up to and including the tax year 2015. The subsidiaries have not yet been assessed since their establishment date.

C.	Carryforward tax losses and other temporary differences

The Company has business losses and capital losses for tax purposes which are carried forward to future years and which amount, as of December 31, 2020, to a total of approximately NIS 84,149 thousand.

D.	Deferred taxes

The Company recorded deferred tax in the amount of NIS 2,904 thousand in respect of the balance of carryforward loss and temporary differences in Canndoc.

F-41

Notes to the Consolidated Financial Statements	Intercure Ltd.

E.	Current taxes

The Company recorded a provision for current taxes in the amount of NIS 635 thousand in respect of Cannolam.

F.	Taxes on income which are included in the statements of loss and comprehensive Loss

For the year ended December 31

	2020	2019
	NIS in thousands	NIS in thousands
Current tax expense	636	-
Deferred tax income	(2,904)	(673)

Total tax benefit	(2,268)	(673)

G.	A reconciliation between the theoretical tax on earnings before income and tax expenses

For the year ended December 31

	2020	2019	2018
	NIS in thousands
Loss before taxes on income	38,308	6,566	12,798
tax rate	23%	23%	23%

Total tax benefit at applicable tax rate	(8,811)	(1,510)	(2,944)
Non deductible losses (gains) on financial assets	8,555	(18,390)	326
Non deductible Share-based payment	2,302	15,648	1,801
Tax losses for which deferred taxes were not created	217	4,906	804
Other permanent differences	5	19	13
Income tax benefit	2,268	673	-

Note 16 - Commitments, Charges and Contingent Liabilities

A.	Investment in Regenera Ltd.

See Note 10A above.

B.	Investment in Novellus Ltd.

See Note 10B above.

C.	Loan from the Company’s controlling shareholder

See Note 13 above.

D.	Contingent liabilities

On November 3, 2016, a motion to approve a class action was filed with the District Court of Tel Aviv-Yafo, against Canndoc and the other seven holders of the active license in accordance with the old arrangement regarding growing medical cannabis (the “Growers”) (the “Motion”). The class, in accordance with the motion, was defined as “all of the respondents’ customers (present or past) which purchased from the respondents medical cannabis during the seven years preceding the filing date of the claim, until the approval date (the “Class”). The main assertions in the motion pertain to the following three matters: The growers used chemical pesticide materials in the cannabis growing process, in breach of the Crop Protection Regulations (Compliance with Packaging Label Provisions), 5737-1977 (the “Packaging Label Regulations”) and the Public Health Regulations (Food) (Pesticide Residues), 5751-1991 (the “Pesticide Residues and Food Regulations”). The marketed concentrations of active cannabis materials were lower than those which were published by the growers, and the growers therefore misled their customers, and breached the Consumer Protection Law. The remedies which are requested in the motion include: Compensation of the class members for the entire compensation amount demanded in the motion - a total of NIS 133 million. Ordering the respondents to immediately cure the deficiencies and omissions in the cannabis growing method. Following preliminary hearings, on January 21, 2021, the Court decided to reject the motion to approve the class action.

F-42

Notes to the Consolidated Financial Statements	Intercure Ltd.

On August 19, 2019, a motion was filed with the District Court of Tel Aviv-Yafo against 17 companies which are engaged in the medical cannabis production and growing segment, or which hold plants for the production of cannabis products, including Canndoc, to approve a claim as a class action (the “Motion”), asserting the provision of drugs to patients in poor condition (as alleged in the motion), in a manner which constitutes prohibited discrimination, as stated in the Equal Rights for Persons with Disabilities Law, 5758-1998, as well as activities within the framework of a restrictive arrangement, in a manner which breaches the provisions of the Economic Competition Law, 5748-1988 due to the allegedly defective marking of the product components, while restricting the quantity and/or quality and/or type of the provided services. The claimed sum amounts to NIS 686 million. A preliminary hearing regarding the motion is scheduled for July 1, 2021. As of the reporting date, the Company is unable to estimate the eventual chances of the claim, insofar as the motion to approve is approved as a class action. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

On May 25, 2020, a motion was filed with the District Court of Tel Aviv-Yafo to approve a class action against the Company and its directors and officers, in which the petitioner’s main assertion is that the Company allegedly breached its obligation to report to the public, by the required date and in the required scope of the disclosure (as alleged), events and developments which affected the value of Regenera. The Company rejects the assertions in the motion, and emphasizes that its reports are submitted in accordance with the law. In October 2020 the Company filed a response to the motion in accordance with the provisions of the law. In January 2021, a preliminary hearing regarding the motion was held in court, and on March 8, 2021, the Court decided to appoint an export to determine the class and the damage. In consideration of the very preliminary stage of the proceedings, it is not currently possible to estimate the chances of the motion to approve. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

On December 8, 2020, a third party with whom Canndoc is engaged in a medical cannabis growing agreement (hereinafter: the “Plaintiff” and the “Agreement”, respectively) filed with the Magistrate’s Court of Kfar Sabba a summary procedure claim in the amount of NIS 2,271,310, in which it was alleged that Canndoc had breached the agreement, with the main assertion being that Canndoc had not paid for the agricultural produce which the plaintiff had grown on its behalf. On January 25, 2021, Canndoc filed a motion for leave to defend against the claim, in which it rejected the assertions and emphasized that it had not breached the agreement, and that, inter alia, the agricultural produce did not meet the Company’s requirements, as determined in the agreement. The Court set a date for the hearing regarding the motion for leave to defend on July 1, 2021. In light of the preliminary stage of the proceedings, it is not possible to estimate the claim’s chances at this stage.

E.	Engagements

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high quality standards required to export from Israel, and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. As of the publication date of the report, the suspensory conditions for the fulfillment of the agreement have not yet been met.

F-43

Notes to the Consolidated Financial Statements	Intercure Ltd.

2.	On April 23, 2019, Canndoc signed a binding agreement with an Israeli corporation which holds agricultural areas in Kibbutz Nir Oz, in the Western Negev, for the construction of a production complex with maximum production potential of up to 88 tons of medical cannabis per year, which will operate in addition to the northern facility (hereinafter: the “Southern Site”). During the reporting year, the Company completed the investment in the construction of facilities for the purpose of growing and production of inventory.

F.	Significant Transactions and Events During the Reporting Period

1.	Acquisition of 50.1% stake in shares of Cannolam Ltd.

On May 14, 2020, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in Israeli territory. Inter alia, Cannolam Ltd. has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma.

For additional information, see Note 8.

2.	Production

On May 26, 2020, Canndoc announced the receipt of a license from the Medical Cannabis Unit at the Ministry of Health (the “Medical Cannabis Unit”), for the engagement in and holding of a dangerous drug, in accordance with sections 6 and 7 of the Dangerous Drugs Ordinance (New Version), 5733-1973, for the propagation and growing of cannabis plants, and the processing of inflorescence and plants under IMC-GAP quality conditions, in Canndoc’s growing facility in Southern Israel (hereinafter: the “Southern Site”), in a commercial scope of approximately 24,500 plants in parallel, as set forth in the growing license (hereinafter: the “Growing License”). In accordance with the standard practice, the license is conditional on completing the construction of a post-harvest processing facility, and receipt of full IMC-GAP certification, no later than August 31, 2020. On August 30, an administrative extension was received until November 30, 2020. On November 25, 2020, an additional administrative extension was received until January 15, 2021. On December 24, 2020, Canndoc announced that it had received a permanent license from the Medical Cannabis Unit. As of the approval date of the financial statements, Canndoc has begun commercial growing in the southern facility.

F-44

Notes to the Consolidated Financial Statements	Intercure Ltd.

3.	Coronavirus pandemic

During the first quarter of 2020, the coronavirus (COVID-19) pandemic began to spread in Israel and around the world.

As of the date of this report, Canndoc has not experienced and/or is not experiencing any change in the trend of demand for its medical cannabis products, and is continuing to manage its business and sell its products in an orderly and continuous basis.

Canndoc is entitled to continue its activity provided that it reduces the number of employees to the minimum required to ensure essential operations.

Company management has been evaluating, throughout the entire period, the financial implications of the crisis on the Company.

Canndoc has prepared an inventory of raw materials required to ensure routine operating activities in the growing facility, planning a decentralized workforce, and preparing workforce reserves in case of the infection of one of its employees, as well as a remote access network for employees. Additionally, the Company’s support center is continuing to provide continuous support to patients, including complete and strict implementation of the Ministry of Health’s requirements regarding work methods and operating space.

Company management believes that it has the financial stability required to deal with the coronavirus crisis and its short-term and medium-term consequences (if any), inter alia, based on the continuation of the Company’s operating activities, and the completion of the private allocations which were performed during the reporting period.

On April 27, 2020 and April 30, 2020, the Company’s audit committee and board of directors approved an update to the directors’ fees to the minimum amount specified in the Companies Regulations (Rules Regarding Compensation and Expenses of External Director), 5760-2000 (hereinafter: the “Compensation Regulations”), as part of the Company’s efforts to deal with the coronavirus pandemic and to reduce the Company’s operating expenses. On November 26 and 30, 2020, the Company’s compensation committee, audit committee and board of directors (respectively) approved a resolution to restore the directors’ fees to the fixed amount specified in the Compensation Regulations.

4.	Private allocations

In June 2020, the Company’s audit committee and board of directors approved an allocation of Company shares, in a private allocation of shares and options, to seven institutional investors, to one additional investor, Yael Feigel, a related party, and to the Company’s controlling shareholder or to a company under his control, which will invest in the Company a total of approximately NIS 38.2 million, in consideration of the allocation of 9,257,820 ordinary shares and 8,332,038 options exercisable into 8,332,038 shares.

The allocation was approved by the general meeting on July 30, 2020, and the Company allocated the shares on August 4, 2020.

F-45

Notes to the Consolidated Financial Statements	Intercure Ltd.

5.	Options plan

On August 31, 2020, the Company’s board of directors authorized management to take action to offer a total of up to 4,303,356 options to an officer (the Company’s CFO) and to Canndoc employees, which constitute 3.6% of the Company’s shares (as of the approval date of the financial statements), as part of an outline for offering securities to employees (hereinafter: the “Outline”). Each of the options will be exercisable into one ordinary Company share with no par value, for a period of up to 10 years, at an exercise price of NIS 4.13 per share. On January 26, 2021, the Company’s board of directors approved, subject to the publication and approval of the outline, the allocation of 4,045,634 options to the officer and to 26 Canndoc employees. The outline was completed, and the options were allocated, on March 15.

Note 17 – Equity:

A.	Composition of share capital:

	December 31		December 31
	2020	2019	2020	2019
	Registered		Issued and paid-up

Ordinary shares with no par value	200,000,000	200,000,000	119,870,650	108,481,848

B.	On September 27, 2016, the Company completed a transaction in which the Company acquired from Bamot 240,203 ordinary shares with a par value of NIS 0.01 each (hereinafter: the “Acquired Shares”) of Regenera. In consideration of the acquired shares, the Company allocated to Bamot 5,500,000 shares and 1,000,000 marketable options (new series), at an exercise price of NIS 1 per share, over three years beginning from the signing date of the agreement (for details, see Note 10A and Note 17G).

C.	On November 9, 2016, the Company reported the signing of two investment agreements in the total amount of NIS 6,750 thousand (approximately USD 1,750 thousand), in consideration of an allocation of 12,053,571 ordinary Company shares (hereinafter: the “Offered Shares”), at a price of NIS 0.56 per share.

One investment agreement was signed vis-à-vis the controlling shareholder, in accordance with the meeting’s approval on November 3, 2016, as specified above, and an additional investment agreement was signed vis-à-vis Altshuler Shaham Mutual Fund Management Ltd. (hereinafter: “Altschuler Funds”), regarding an investment, in identical conditions, of NIS 3,900,000 (USD 1,008 thousand), in consideration of the allocation of 6,964,286 ordinary Company shares, with no par value, at a price of NIS 0.56 per share.

In case, during the 12 month period after the transaction closing date, the Company performs a capital raising, including through a private allocation, at a price per share which will be lower than a price per share of NIS 0.56, Altschuler and the controlling shareholder will be entitled to receive compensation in shares, in a quantity which will be determined according to the difference between a price of NIS 0.56 per share, and the share price in the future capital raising.

In any case, no shares whatsoever will be allocated at a price less than NIS 0.3 per share.

F-46

Notes to the Consolidated Financial Statements	Intercure Ltd.

On November 17, 2016, the Stock Exchange notified the Company of the receipt of approval for the allocation of the aforementioned shares, and on November 21, 2016 the Company announced the closing of the aforementioned transactions, and receipt of the entire consideration from the controlling shareholder and from Altschuler Funds.

As of the reporting date, Altschuler Funds are not related parties of the Company.

On November 28, 2016, the Company reported the signing of an investment agreement with a third party, regarding the investment of NIS 1,500,000 (USD 392 thousand), in consideration of the allocation of 2,678,571 shares, at a price of NIS 0.56 per share.

In case, during the 12 month period after the transaction closing date, the Company performs a capital raising, including through a private allocation, at a price per share which will be lower than a price of NIS 0.56 per share, the third party will be entitled to compensation in shares, in a quantity which will be determined according to the difference between the price of NIS 0.56 per share, and the share price in the future capital raising. In any case, no shares whatsoever will be allocated at a price less than NIS 0.3 per share.

On December 4, 2016, stock exchange notified the Company of the receipt of approval for the allocation of the aforementioned shares, and on December 5, 2016, the Company announced the closing of the transaction and the receipt of the entire consideration.

D.	On November 31, 2017, the Company reported the results of the public offering, according to which the Company allocated 4,250,000 shares and 2,125,000 options (Series 3) for a gross consideration in the amount of approximately NIS 2,083 thousand.

E.	In the shareholders’ meeting which was held on February 7, 2019, approval was received for an extraordinary private allocation of 14,291,667 Company shares to 4 investors, in consideration of investment in the Company of a total of approximately USD 17.15 million (NIS 62,283 thousand) (according to an exchange rate of 1.2). The foregoing allocation was completed on February 19, 2019.

F.	June 23, 2019 was the deadline for exercising the options (Series 3) of the Company which had been allocated based on the shelf offering report dated November 19, 2017. Until that date, approximately 99.99% of the allocated options (Series 3) were exercised, including by the Company’s controlling shareholder, who exercised 885,415 options (Series 3). A total of NIS 2,675 thousand was paid to the Company in respect of the exercise of these options during the period.

G.	On September 1, 2019, Bamot exercised all of its options at an exercise price of NIS 1 per share, in consideration of 1,000,000 ordinary shares of the Company.

H.	On September 1, 2019, a consultant exercised 557,050 options in consideration of an exercise price of NIS 0.3736 per share, in consideration of 557,050 ordinary Company shares.

I.	On January 9, 2020, 54,000 options, which are convertible into shares at an exercise price of NIS 5.65 per share, were allocated to 3 directors of the Company.

J.	On May 3, 2020, two consultants exercised 62,020 options in consideration of an exercise price of NIS 4 per share, in consideration of 62,060 ordinary Company shares.

F-47

Notes to the Consolidated Financial Statements	Intercure Ltd.

K.	On May 13, 2020, a former employee of the subsidiary exercised 280,000 options in consideration of an exercise price of NIS 2.09 per share, in consideration of 280,000 ordinary Company shares.

L.	In June 2020, the Company’s audit committee and board of directors approved an allocation of Company shares, in a private allocation of shares and options, to seven institutional investors, to one additional investor, Yael Feigel, a related party, and to the Company’s controlling shareholder or to a company under his control, which will invest in the Company a total of approximately NIS 38.2 million, in consideration of the allocation of 9,257,820 ordinary shares and 8,332,038 options exercisable into 8,332,038 shares. The allocation was approved by the general meeting on July 30, 2020, and the Company allocated the shares on August 4, 2020.

M.	On September 17, 2020, 1,788,962 ordinary shares in the Company were allocated as part of the transaction involving the acquisition of the control of Cannolam.

N.	Changes in share capital:

1)	The Company’s registered capital as of December 31 is 1,000,000,000 shares with no par value.

2)	Issued and paid-up capital

Number of shares
Balance as of January 1, 2020	108,481,848
Options exercised by employees	280,000
Allocation of shares in respect of the acquisition of Cannolam	1,788,962
Private allocation (Note 17L)	9,257,820
Options exercised by consultant (Note 17J)	62,020
Balance as of December 31, 2020	119,870,650

O.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

F-48

Notes to the Consolidated Financial Statements	Intercure Ltd.

P.	Share-based payment transactions:

Expense recognized in the financial statements

The expense which was recognized in the financial statements for received services is presented in the following table:

	For the year ended December 31
	2020	2019	2018
	NIS in thousands
Equity-settled share-based payment plans	10,008	68,036	7,830

Total expenses recognized from share-based payment transactions	10,008	68,036	7,830

Q.	Options plan

On March 31, 2015, the Company’s board of directors resolved to adopt a new plan for the allocation of shares and options to employees, directors and consultants (the “2015 Options Plan”).

Presented below are the main terms of the 2015 options plan:

●	In accordance with the 2015 options plan, options or shares will be allocated to the Company’s employees in accordance with section 102 of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: the “Income Tax Ordinance”), in accordance with the trustee track or the non-trustee track. Options will be allocated to consultants, service providers, controlling shareholders or any other entity other than Company employees in accordance with section 3(I) of the Income Tax Ordinance only.

●	The exercise price of each share option will be determined by the board of directors in its exclusive discretion, in accordance with the provisions of the law, and subject to guidelines which will be recommended by the committee from time to time.

F-49

Notes to the Consolidated Financial Statements	Intercure Ltd.

Characteristics and scope of share-based payment arrangements during the period:

During the period ended December 31, 2020, the Company had share-based payment arrangements as described below:

	Allocation of options 6	Allocation of options 7	Allocation of options 8	Allocation of options 9

Grant date	07/02/19	07/02/19	07/02/19	07/02/19
Number granted	916,837	1,833,673	1,833,673	1,100,000
Original contract duration	5	5	5	10
Vesting period	1/3 vest on the grant date, and the remainder over a period of 36 months after the grant date	1/3 vest on the grant date, and the remainder over a period of 36 months after the grant date	1/3 vest on the grant date, and the remainder over a period of 36 months after the grant date	25% vest on the grant date; 25% on October 1, 2019; 20% on October 1, 2020; 15% on October 1, 2021; and 15% vest on October 1, 2022
Exercise price (NIS)	2.00	3.00	4.00	5.00
Economic value of all options (B&S) as of the grant date (NIS in thousands)	11,344	22,226	21,835	14,015

Data and economic assumptions in the model:
Share price (in NIS)	13.2	13.2	13.2	13.2
Risk-free interest rate	1.29%	1.29%	1.29%	2.22%
Volatility rate	116.53%	116.53%	116.53%	116.53%

Options as of January 1, 2020	475,402	950,795	950,795	-
Granted options:	-	-	-	1,100,000
Vested options	203,743	407,484	407,484	550,000
Options exercised into shares	-	-	-	-
Expired options:				550,000
Options exercisable as of December 31, 2020:	679,145	1,358,279	1,358,279	-
Additional details	Chairman of the Board	Chairman of the Board	Chairman of the Board	CEO of Canndoc

F-50

Notes to the Consolidated Financial Statements	Intercure Ltd.

	Allocation of options 10	Allocation of options 12

Grant date	07/02/19	21/05/19
Number granted	700,000	62,020
Original contract duration	10	1
Vesting period	25% vest on the grant date; 25% on October 1, 2019; 20% on October 1, 2020; 15% on October 1, 2021; and 15% vest on October 1, 2022	Grant date
Exercise price (NIS)	5.00	4.00
Economic value of all options (B&S) as of the grant date (NIS in thousands)	8,918	340

Data and economic assumptions in the model:
Share price (in NIS)	13.2	8
Risk-free interest rate	2.22%	0.32%
Volatility rate	116.53%	149.11%

Options as of January 1, 2020:	350,000	62,020
Granted options:	-	-
Vested options:	140,000	-
Exercised share options:	-	62,020
Options exercisable as of December 31, 2020:	490,000	-
Additional details	Director	Two consultants

F-51

Notes to the Consolidated Financial Statements	Intercure Ltd.

	Allocation of options 14	Allocation of options 15	Allocation of options 16	Allocation of options 17

Grant date	29/05/19	11/02/19	11/02/19	09/01/20
Number granted	100,000	700,000	400,000	54,000
Original contract duration	10	10	10	10
Vesting period	30,000 vested on the grant date; the remainder will vest in 9 equal quarterly tranches until February 1, 2022.	25% vest on January 31, 2019; 25% on October 1, 2019; 20% on October 1, 2020; 15% on October 1, 2021; and 15% vest on October 1, 2022	25% vest on January 31, 2019; 25% on October 1, 2019; 20% on October 1, 2020; 15% on October 1, 2021; and 15% vest on October 1, 2022	Vesting over during 36 months after the grant date
Exercise price (NIS)	7.2	5	2.09	5.65
Economic value of all options (B&S) as of the grant date (NIS in thousands)	594	9,171	5,315	196

Data and economic assumptions in the model:
Share price (in NIS)	6.45	13.57	13.57	3.627
Risk-free interest rate	1.89%	0.66%	2.23%	1.08%
Volatility rate	109.79%	119.23%	116.36%	102.8%

Options as of January 1, 2020:	30,000	490,000	280,000	-
Granted options:	-	-	-	54,000
Expired options:	30,000	490,000	280,000
Options exercisable as of December 31, 2020:	-	-	-	16,500
Additional details	Former CFO	Officer	Officer	Company directors

For additional details regarding the approval of a grant of additional options to directors after the reporting date, see Note 24.

F-52

Notes to the Consolidated Financial Statements	Intercure Ltd.

Changes during the year

Presented below is a table listing the number of share options, the weighted average of their exercise prices, and the changes which were made to the employee options plans during the current year:

	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS		NIS

Share options at beginning of year	6,634,183	3.77	75,000	0.66	1,592,667	0.43
Share options which were granted during the year	54,000	5.65	7,584,183	3.79	-	-
Share options which were forfeited during the year	-	-	950,000	4.79	-	-
Share options which expired during the year	1,070,000	5.06	-	-	-	-
Share options which were exercised during the year	280,000	2.09	75,000	0.66	1,517,667	0.43

Share options at end of year	5,338,183	3.46	6,634,183	3.64	75,000	0.66

Exercisable share options at year end	5,252,203	1	4,076,992	3.77	75,000	0.66

The exercise prices of the stock options in the years 2018 to 2020 ranged from NIS 0.43-7.2 per option.

The remaining contractual lifetime of the options as of December 31, 2020 was around 5.83 years.

The Company also has a compensation policy which was approved on December 31, 2019.

After the reporting date, an allocation to Company employees was performed, as described in Note 24.

F-53

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 18 - Expenses:

Cost of revenue

	For the year ended December 31
	2020	2019	2018
	NIS in thousands

Payroll and associated expenses	3,396	1,703	-
Farm operating expenses	11,749	1,545	-
Purchases	29,688	-	-
Depreciation	2,562	534	-
Changes in inventory	(12,746)	3,674	-
	34,649	7,456	-

General and administrative expenses:

	For the year ended December 31
	2020	2019	2018
	NIS in thousands

Payroll and associated expenses	5,207	6,655	16
Consulting and professional expenses	1,183	2,889	1,047
Share-based payment	10,008	68,036	7,830
Directors’ fees including share-based payment	329	236	312
Insurance	395	181	189
Rent and maintenance	395	750	115
Provision for doubtful debts	-	550	-
Fees	172	176	65
Depreciation	691	294	10
Other	221	342	226
	18,601	80,109	9,810

Other expenses (income):

	For the year ended December 31
A. Other income	2020	2019	2018
	NIS in thousands

Gain in respect of acquisition of a subsidiary	-	58,808	-
Other	-	154	-
	-	58,962	-

F-54

Notes to the Consolidated Financial Statements	Intercure Ltd.

B. Other expenses	For the year ended December 31
	2020	2019	2018
	NIS in thousands

Issuance expenses (1)	3,428	-	-
Other	1,135	-	324
	4,563		324

(1) During 2020, the Company recorded issuance expenses in the amount of NIS 3,321 thousand, which were associated with a shares transaction that did not consumate.

Note 19 - Finance income:

	For the year ended December 31
	2020	2019	2018
	NIS in thousands

Income from deposits	21	141	-
Exchange differences	599	-	-
Total finance income	620	141	-

Note 20 - Finance expenses:

	For the year ended December 31
	2020	2019	2018
	NIS in thousands

Increase in the value of liabilities in respect of options	-	-	840
Interest in respect of loan from related party	174	1,801	1,026
Expenses in respect of fees	264	134	11
Exchange differences	-	1,320	209
Finance in respect of lease liability	90	37	-
Total finance expenses	528	3,292	2,086

F-55

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 21 - Earnings (Loss) Per Share:

Details regarding the number of shares in the calculation of loss per share

	For the year ended December 31
	2020		2019		2018
		Loss		Loss		Loss
	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands

Number of shares and loss for calculating basic loss per share	112,994,793	(36,040)	103,665,119	(5,893)	79,921,694	(12,798)

Options which could potentially be dilutive in the future, currently antidilutive	19,451,239		16,216,203	–	11,743,528	–

Note 22 - Balances and Transactions with Related Parties:

A. Balances with related parties (consolidated)

Composition:

	December 31
	2020	2019
	NIS in thousands

Short-term loans (Note 13)	407	13,633
	407	13,633

F-56

Notes to the Consolidated Financial Statements	Intercure Ltd.

B.	Benefits in respect of the employment of key management personnel (including directors) (*) who are employed in the Company:

	For the year ended December 31
	2020		2019		2018
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short-term employee benefits	3	782	3	833	-	-
Management fees	1	122	-	-	-	-
Share-based payment	1	9,874	2	37,157	-	-

	3	10,778	3	37,990	-	-

(*) The key management personnel include the Chairman of the Board, the Company’s CEO, and the CFO

Main employment terms of key management personnel employed by the Company:

A.	Chairman of the Board, Mr. Ehud Barak

●	His scope of employment will be 40 monthly hours, as a minimum, for which he will be entitled to a monthly payment, in terms of cost for the Company, of USD 10 thousand.
●	Fringe benefits - Mr. Barak will be entitled to 12 vacation days per year, 18 paid sick days and convalescence days according to the number prescribed in law, as it stands from time to time. Mr. Barak will also be included in the Company’s directors’ and officers’ liability insurance policy, and he will be entitled to receive a letter of indemnity, in accordance with the Company’s standard practice.
●	Reimbursement of expenses - Mr. Barak will be entitled to reimbursement of expenses, both in Israel and abroad, in accordance with the Company’s standard practice, in the interest of promoting the Company’s affairs.
●	Options - additionally, 4,584,184 (unlisted) options were allocated to Mr. Barak, which are exercisable into 4,584,184 ordinary Company shares subject to the provisions of the Company’s options plan, which was adopted by the Company on March 31, 2015, and in accordance with the options agreement with Mr. Barak.

B.	Director and CEO, Mr. Alexander Rabinovitch

●	Mr. Rabinovitch is not entitled to payment in respect of his position as a director of the Company. Mr. Rabinovitch was appointed as the Company’s CEO, and the terms of Mr. Rabinovitch’s tenure as the Company’s CEO, beginning on January 1, 2019, were approved by the Company’s general meeting on February 7, 2019, in accordance with the following:

F-57

Notes to the Consolidated Financial Statements	Intercure Ltd.

●	Monthly salary - Mr. Rabinovitch is entitled, in respect of his tenure as Company CEO, to a monthly payment in the amount of NIS 15,000, in consideration of a 50% position.
●	Agreement period - In accordance with the provisions prescribed in law, and in accordance with the general meeting’s approval, the agreement with Mr. Rabinovitch is limited to a period of 3 years after the date of the meeting’s approval of his appointment, as stated above.
●	Reimbursement of expenses - Mr. Rabinovitch is entitled to reimbursement of expenses, in Israel and abroad, in accordance with the Company’s standard practice, in the interesting of promoting the Company’s affairs.
●	He is also entitled to be included in the Company’s directors’ and officers’ liability insurance policy, and he will be entitled to receive a letter of indemnity, in accordance with the Company’s standard practice.

C.	Amos Cohen, CFO

●	Mr. Cohen was appointed as the CFO of the Company and as the CFO of Canndoc Ltd. beginning on March 16, 2020 (hereinafter: the “Grant Date”), for an undefined period. Mr. Cohen’s terms of employment were approved on January 16, 2020.
●	Mr. Cohen was entitled to a gross monthly salary in the amount of NIS 20 thousand, in respect of his position as Intercure’s CFO, as well as monthly management fees in the amount of NIS 20 thousand in respect of his tenure as Canndoc’s CFO. In January 2021, the management fees in respect of his tenure as Canndoc’s CFO were updated to NIS 38 thousand. After the reporting date, he also received an allocation of 599,353 Company options, at an exercise price of NIS 4.13 per share, which will vest in 16 quarterly tranches, whereby one tranche vested immediately when granted, and the remainder will vest between March 31, 2021 and September 30, 2025.

C.	Benefits in respect of key management personnel (including directors) who are not employees of the Company:

	For the year ended December 31
	2020		2019		2018
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short term employee benefits	1	371	1	493	5	409
Management fees	3	329	4	234
Share-based payment	3	134	-	-	1	7,732

	4	834	4	727	5	8,141

(*) The key management personnel who are not employees of the Company include one director, two outside directors, and one independent director.

F-58

Notes to the Consolidated Financial Statements	Intercure Ltd.

Main employment terms of key management personnel employed in the Company:

A.	President of Canndoc, Mr. Avner Barak

●	Mr. Barak is employed as President of Canndoc, in a full time position. In consideration of his tenure in Canndoc, Mr. Barak is entitled to a monthly salary at a monthly cost of NIS 28,000, including a monthly payment for the purpose of providing a vehicle, social benefits in accordance with the law, study fund and cellphone.
●	Fringe benefits - Mr. Barak is entitled to 18 vacation days per year, 10 convalescence days, and full sick pay beginning on from the first day of absence due to illness. Mr. Barak will also be included in the Company’s directors’ and officers’ liability insurance policy, and he will be entitled to receive a letter of indemnity, in accordance with the Company’s standard practice.
●	Reimbursement of expenses - Insofar as Mr. Avner Barak is required to travel abroad for the purpose of his position, he will be entitled to reimbursement of international travel, food and lodging expenses, in accordance with the Company’s standard practice.
●	Signing bonus - Mr. Barak was entitled to a one-time signing bonus in the amount of NIS 88,000, which was paid to him upon the general meeting’s approval of the foregoing terms.
●	Annual bonus based on the fulfillment of targets - The bonus will be in an amount equal to 2 to 6 monthly salaries, which will be paid to Mr. Avner Barak in respect of the year in which the targets and successes were achieved.
●	Options - additionally, 700.000 (unlisted) options were allocated to Mr. Barak, which are exercisable into 700.000 ordinary Company shares subject to the provisions of the Company’s options plan, which was adopted by the Company on March 31, 2015, and in accordance with the options agreement with Mr. Barak.
●	Additionally, until November 30, 2020 Mr. Avner Barak served as a director in the Company - In consideration of Mr. Barak’s tenure as a director in the Company, he was entitled to payment of NIS 8,000 per month.

B.	Independent director, Dudy Salton

●	Mr. Salton serves as an independent director in the Company, and receives directors’ compensation in accordance with the amount prescribed in the Israeli Companies Regulations.

C.	Outside director, Lenny Greenbaum

●	Ms. Greenbaum serves as an independent director in the Company, and receives directors’ compensation in accordance with the amount prescribed in the Israeli Companies Regulations.

D.	Outside director, Gideon Hirschfeld

●	Mr. Hirschfeld serves as an independent director in the Company, and receives directors’ compensation in accordance with the amount prescribed in the Israeli Companies Regulations.

F-59

Notes to the Consolidated Financial Statements	Intercure Ltd.

E.	Director, Alon Granot

●	Mr. Granot has served as a director in the Company since November 30, 2020, and receives directors’ compensation in accordance with the amount prescribed in the Israeli Companies Regulations.

F.	Other transactions with related parties

Loan from the Company’s controlling shareholder - See Note 13A above.

Investment agreement between the controlling shareholder and the Company - See Notes 13 and 17C above.

Rental expenses - See Note 13C above.

Note 23 - Operating Segments:

Until August 2018, the Company was engaged in a single operating segment - investments in portfolio companies in the biomed sector. Since the date of significant influence over Canndoc Ltd., the Company has 2 operating segments: (A) Investments in portfolio companies in the biomed sector, and (B) Investments in the medical cannabis sector.

A. Investments in portfolio companies in the biomed sector: the Company has investments in Regenera, XTL and Novellus. These investments are measured at fair value through profit or loss. See Note 10.

Presented below are financial data regarding the segment:

	2020	2019
	NIS in thousands
Loss (profit) from investment in XTL	(199)	69
Loss (profit) from investment in Regenera	39,910	(32,130)
Loss (profit) from investment in Novellus	(2,516)	11,065
	37,195	(20,996)

	2020	2019
	NIS in thousands
Fair value of the investment in XTL	376	177
Fair value of the investment in Regenera	-	39,910
Fair value of the investment in Novellus	3,141	-
	3,517	40,087

B.	Investments in the medical cannabis sector - in 2018, the Company acquired 38% of Canndoc Ltd., a company engaged in the medical cannabis sector. In 2019, the Company acquired the remaining 62%, and now holds 100% of Canndoc.

F-60

Notes to the Consolidated Financial Statements	Intercure Ltd.

C.	In 2020, the Company acquired 50.1% of the shares of Cannolam (and obtained control), which operates pharmacies in the medical cannabis segment.

The Company’s Chief Operating Decision Maker (the CEO) reviews the financial results of Canndoc and Cannolam as a single business unit.

D.	Operating segment data:
Reconciliation of operating segment data include cancellation of assets of the cannabis segment, addition of the investment in accordance with the equity method, and addition of assets and liabilities which were not attributed to segments.

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2020
External revenue	65,035	-	-	65,035
Segment profit (loss)	14,250	(37,195)	-	(22,945)

General and administrative expenses not attributable to segments				(10,892)
Other expenses, net				(4,563)
Operating loss				(38, 400)

Segment assets (1)	114,559	3,517	208,194	326,270
Segment liabilities	23,935	-	10,227	34,162

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2019
External revenue	9,609	-	(683)	8,926
Segment profit (loss)	(12,567)	20,996	895	9,324

General and administrative expenses not attributable to segments				(71,361)
Other income, net				58,962
Equity losses				(340)
Operating loss				(3,415)

Segment assets (1)	47,846	40,087	194,300	282,233
Segment liabilities	(53,518)	-	27,486	(26,032)

(1)	In 2019 the Company consolidated Canndoc’s operating results for the first time, beginning in February 2019.

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2018
External revenue	6,955	-	(6,955)	-
Segment profit (loss)	1,006	(577)	(1,006)	(577)

General and administrative expenses not attributable to segments				(9,810)
Other expense, net				(324)
Equity losses				(1)
Operating loss				(10,712)

Segment assets	11,141	23,622	1,157	35,920
Segment liabilities	(4,612)	-	(11,646)	(16,258)

Note 24 - Subsequent events:

A.	On January 3, 2021, the Company engaged in a merger agreement with Subversive Real Estate Acquisition REIT LP (“Subversive”), a third party unrelated to the Company and/or to its controlling shareholders. Subversive is a Canadian special purpose acquisition corporation, listed on the Canadian Stock Exchange NEO (NEO:SVX.U), with limited operational activity which is not considered a business for accounting purposes. On February 9, 2021, the parties engaged in an amended agreement which replaced the prior agreement (and in additional accompanying agreements, which constitute a part of the overall agreement) (the “SPAC Transaction”). Under the terms of the SPAC Transaction, a wholly owned subsidiary of the Company will amalgamate with Subversive, with the equity holders of the Subversive receiving an allotment of the Company shares in consideration therefor. Subject to obtaining all required permits and approval following the SPAC Transaction, the Company’s shares will be listed for trading on the Toronto Stock Exchange (the “TSX”) and the Tel Aviv Stock Exchange (under dual listing). The closing of the SPAC Transaction is subject to conditions precedent which among others include that Subversive will have funds of at least USD 55 million, all approval and permits required for the SPAC Transaction have been received and that approval of the Company’s general assembly of the SPAC Transaction is obtained. The SPAC Transaction, which is effected through an exchange of equity instruments, is expected to be accounted for using a reverse acquisition methodology under the guidelines of IFRS 3, according to which, the accounting acquirer would deemed to be the Company. However, since Subversive would not be considered a business, as defined by IFRS 3, such transaction would be accounted for as a share-based payment transaction within the scope of IFRS 2.
B.	On January 26, 2021, the Company published an outline of options for Company employees and officers, including an offer of up to 4,303,356 unlisted options, exercisable into up to 4,303,356 ordinary Company shares with no par value (hereinafter: the “Options”), which are offered in accordance with the 2015 options plan, to employees and officers of the Company and/or of the subsidiary Canndoc. The options in accordance with the outline were allocated on March 15, 2021.
C.

On April 8, 2021, the Company effectuated a reverse split of its ordinary shares in ratio of 1-for-4.44926. Following the reverse split, the loss data per share was presented retrospectively for the periods presented in the financial statements in accordance with the provisions of International Accounting Standard 33 regarding earnings per share.

F-61

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1*	Articles of Association of Intercure Ltd.

2.1*	Specimen of Share Certificate for Intercure Ltd.’s Ordinary Shares*

4.1*	Arrangement Agreement, dated February 9, 2021, by and among Intercure Ltd., Canndoc Acquisition Subco Ltd.,* Subversive Real Estate Acquisition REIT LP, Subversive Real Estate Acquisition REIT (GP) Inc. and Subversive Real Estate Sponsor LLC

4.2*	Partnership Agreement, dated May 25, 2015, by and among Canndoc Ltd., Beit HaEmek Agriculture, Agricultural Cooperative Society LTD and Beit HaEmek Kibbutz Agricultural Cooperative Society LTD

4.3*	Partnership Agreement, dated April 8, 2019, between Canndoc Ltd., Kibbutz Nir Oz, Agricultural Cooperative Society and Canndoc Nir Oz Agricultural Cooperative Society

4.4*#	Intercure 2015 Option Plan

4.5	Loan Agreement, effective as of June 21, 2018, by and between Avner Barak and Intercure Ltd.

8.1*	List of Subsidiaries.

15.1*	Consent of Somekh Chaikin (member firm of KPMG International)

15.2	Letter of Brightman Almagor Zohar & Co. (a firm in the Deloitte Global Network) to the SEC, dated June 7, 2021.

* To be filed by amendment

# Management contract or compensatory plan.

118

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

INTERCURE LTD.

Date: ______________	By:
Alexander Rabinovich
Chief Executive Officer

119